ANNUAL **REPORT**

2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Form 10-K

_____

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 31, 2026
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from   to   .

Commission File Number 001-38553.

DOMO, INC.

(Exact Name of Registrant as Specified in its Charter)

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Delaware	**27-3687433**
(State or Other Jurisdiction	**(I.R.S. Employer**
of Incorporation or Organization)	**Identification No.)**

802 East 1050 South
American Fork, UT 84003
(Address of principal executive office, including zip code)

(801) 899-1000
(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Common Stock, par value $0.001 per share	DOMO	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to be file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer		☒
Non-accelerated filer	☐	Smaller reporting company		☐
		Emerging growth company		☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

As of July 31, 2025, the aggregate market value of the registrant's common equity held by non-affiliates was approximately $579.1 million. Shares of common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the registrant have been excluded from this computation. This determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes.

As of April 14, 2026, there were approximately 3,263,659 shares of the registrant's Class A common stock and 41,882,739 shares of the registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2026 annual meeting of stockholders, or the 2026 Proxy Statement, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2026 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Domo, Inc.

Form 10-K

For the Fiscal Year Ended January 31, 2026

TABLE OF CONTENTS

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, as described further in the section of this report captioned "Risk Factors," which may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks include the following:

- we have a history of losses, and we may not be able to generate sufficient revenue to achieve or maintain profitability in the future;

- we have been growing and expect to continue to invest in our growth for the foreseeable future, and if we fail to manage this growth effectively, our business and operating results will be adversely affected;

- our ability to raise capital in the future may be limited, and if we fail to raise capital when needed in the future, we could be prevented from growing or could be forced to delay or eliminate product development efforts or other operations;

- adverse events or perceptions affecting the financial services industry could adversely affect our operating results, financial condition and prospects;

- if we are unable to attract new customers in a manner that is cost-effective, our revenue growth could be slower than we expect and our business may be harmed;

- if customers do not renew their contracts with us or reduce their use of our platform, our revenue will decline and our operating results and financial condition may be adversely affected;

- if customers do not expand their use of our platform or adopt additional use cases, our growth prospects, operating results and financial condition may be adversely affected;

- we face intense competition, and we may not be able to compete effectively, which could reduce demand for our platform and adversely affect our business, growth, revenue and market share;

- if our or our customers' access to data becomes limited, our business, results of operations and financial condition may be adversely affected;

- if we fail to effectively align, develop and expand our sales and marketing capabilities with our pricing structure and increase sales efficiency, our ability to increase our customer base and increase acceptance of our platform could be harmed;

- we have experienced and may continue to experience changes to our management and board, which may create uncertainties and could harm our business;

- we are subject to governmental laws, regulation and other legal obligations, particularly those related to privacy, data protection and cybersecurity, and any actual or perceived failure to comply with such obligations could impair our efforts to maintain and expand our customer base, causing our growth to be limited and harming our business;

- if our network, application, or computer systems are breached or unauthorized access to customer data or other sensitive data is otherwise obtained or if we experience any other type of security incident, our platform may be perceived as insecure and we may lose existing customers or fail to attract new customers, operations may be disrupted if systems or data become unavailable, our reputation may be damaged and we may incur significant remediation costs or liabilities, including regulatory fines for violation of compliance requirements;

- third-party claims that we are infringing or otherwise violating the intellectual property rights of others, whether successful or not, could subject us to costly and time-consuming litigation or require us to obtain expensive licenses, and our business could be harmed;

- the success of our business depends in part on our ability to protect and enforce our intellectual property rights;

- the dual class structure of our common stock has the effect of concentrating voting control with Joshua G. James, our founder and chief executive officer, which will limit your ability to influence the outcome of important transactions, including a change in control; and

- economic uncertainties or downturns could materially adversely affect our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

As used in this Annual Report on Form 10-K, unless expressly indicated or the context otherwise requires, references to "Domo," "we," "us," "our," "the Company," and similar references refer to Domo, Inc. and its consolidated subsidiaries.

This Annual Report on Form 10-K, including the sections titled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements containing words such as "may," "believe," "anticipate," "expect," "intend," "plan," "project," "projections," "business outlook," "estimate," or similar expressions constitute forward-looking statements. You should read these statements carefully because they discuss future expectations, contain projections of future results of operations or financial condition or state other "forward-looking" information. These statements relate to our future plans, objectives, expectations, intentions and financial performance and the assumptions that underlie these statements. They include, but are not limited to, statements about:

- our ability to attract new customers and retain and expand our relationships with existing customers;

- our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses, key metrics, ability to generate cash flow and ability to achieve and maintain future profitability;

- the anticipated trends, market opportunity, growth rates and challenges in our business and in the business intelligence software market;

- the efficacy of and our expectations regarding our sales and marketing efforts, including our ability to successfully expand our consumption-based services;

- our ability to compete successfully in competitive markets;

- our ability to respond to and capitalize on rapid technological changes;

- our expectations and management of future growth;

- our ability to enter new markets and manage our expansion efforts, particularly internationally;

- our ability to develop new product features;

- our ability to attract and retain key employees and qualified technical and sales personnel;

- our ability to effectively and efficiently protect our brand;

- our ability to timely scale and adapt our infrastructure;

- our ability to protect our customers' data and proprietary information;

- the effect of general economic and market conditions on our business;

- our ability to maintain, protect, and enhance our intellectual property and not infringe upon others' intellectual property; and

- our ability to comply with all governmental laws, regulations and other legal obligations.

Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, including those factors discussed in Part I, Item 1A (Risk Factors).

In light of the significant uncertainties and risks inherent in these forward-looking statements, you should not regard these statements as a representation or warranty by us or anyone else that we will achieve our objectives and plans in any specified time frame, or at all, or as predictions of future events. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 1. Business

Overview

At Domo, we believe people and data are an organization's most valuable assets in the cloud era. Our cloud-based AI and data products platform enables processes that are critically dependent on business data, which historically could take weeks or months, to be done on-the-fly, in as fast as minutes or seconds, at scale. From marketing to operations, HR to finance, IT to product development, supply chain to sales, Domo's platform is designed to change the way organizations are managed and empower our customers to build data products, including through leveraging AI technologies, that generate measurable value for the business.

Through the Domo platform, data from across the business is stored, prepared, organized, analyzed, visualized, automated and distributed. Artificial intelligence and machine learning capabilities can be applied to customer data to generate insights, trigger alerts, and support recommended actions based on predefined business rules and user configurations. These capabilities are designed to operate within customer-defined governance controls and permissions, enabling users to review, approve, and execute actions, including writing data back to systems of record where authorized. Because Domo can digitally connect an organization and empower employees to engage with data in a governed way, we believe our market potential is broad.

We have made significant investments to build an enterprise-grade platform with the scale, speed and security to support organizations regardless of where they are in their digital transformation journey. In many ways, building Domo was like building multiple complementary technologies in one platform to address common gaps in data strategy, connecting and transforming data, analyzing and visualizing it, automating actions, and building applications that extend data to teams, partners, and customers. As a result, our platform is able to support a broad range of capabilities, including data integration, transformation, analysis, visualization, automation, and application development, within a single cloud-based environment. These capabilities are designed to complement customers' existing technology infrastructure and enable organizations to operationalize data across teams, partners, and external stakeholders. These capabilities often require multiple, separate vendors, but Domo combines them within a single cloud-based environment designed to complement customers' existing technology infrastructure.

Domo can augment a customer's existing infrastructure with capabilities that include the following:

- *Data warehouse integration and fast query:* Domo can sit on top of major cloud data platforms including Snowflake, Databricks, Google BigQuery, Oracle, IBM Cloud, Dremio, Amazon Redshift, Azure SQL, MySQL, and Amazon Athena. Using Domo's deep cloud integrations, customers can add new data to these environments, and use data from those systems as inputs to other platform capabilities such as visualizations, ETL, workflows, alerting, app building, and AI features. Domo also offers a managed cloud-based data warehouse and fast query layer designed to support large-scale, interactive analytics.

- *AI and machine learning capabilities:* The Domo platform includes AI capabilities, including model management and tools that enable customers to access various third-party AI models. Customers can use AI-enabled features throughout the platform, including within data preparation, analysis, automation and applications, with appropriate governance controls. These features are designed to solve challenges such as inefficiency, technical barriers, data complexity and slow time-to-value.

- *Connectivity and data preparation:* Domo provides a broad range of connection options, including more than 1,000 connectors as well as flexible universal connectors and tools to connect to on-premises sources. Domo also provides low-code data transformation and preparation capabilities (Magic ETL) and options for advanced users to leverage SQL and scripting.

- *Analytics, applications, and automation:* Domo supports analysis and visualization, low-code application development, embedded analytics, collaboration and workflow automation. These capabilities are designed to help customers distribute data products beyond dashboards and enable actions based on up-to-date business intelligence.

- ***Partner ecosystem:*** Domo's partner program includes platform, data, app and channel initiatives intended to broaden integrations, expand solution availability, and support customer outcomes.

As of January 31, 2026, we had more than 2,400 organizations as customers. We employ a land, expand, and retain business model and typically enter into enterprises within a specific division or for a specific use case. As our users see the value of our platform and user engagement increases, we expand our footprint within their organization. Our annual recurring revenue (ARR) net retention rate, which compares the ARR as of the measurement date to ARR from the same cohort as of the same period in consecutive fiscal years (excluding customers from the cohort who canceled during the initial period), was an average of 96%, 89%, and 94% for the years ended January 31, 2024, 2025 and 2026, respectively.

For the years ended January 31, 2024, 2025 and 2026, we had total revenue of $319.0 million, $317.0 million and $318.9 million, respectively, representing year-over-year decline of 1% and growth of 1%, respectively. For the years ended January 31, 2024, 2025 and 2026, our net loss was $75.6 million, $81.9 million and $59.3 million, respectively.

The Domo Solution

Domo is a cloud-based AI and data products platform designed to help organizations connect data, derive insight, and operationalize intelligence across their business. The platform is designed to bring together data integration, analytics, applications, automation, and artificial intelligence within a single governed environment, enabling organizations to move from understanding what is happening in their business to quickly taking action with decisions to help the business. We believe business technology must be as easy-to-use and intuitive as mobile consumer applications while providing enterprise-grade scalability and security. Domo is designed to work with data wherever it resides, including data stored in leading cloud data platforms such as Snowflake, Google Cloud, AWS, Databricks, and Oracle, allowing customers to leverage existing investments rather than replace them.

Our platform is designed to be adopted in a composable manner, enabling customers to deploy individual capabilities based on specific business needs, priorities, and stages of maturity. Customers may begin with foundational capabilities such as data integration and connectivity, bringing together data from cloud data platforms, operational systems, and external sources, and expand over time into analytics, applications, automation, and AI-enabled workflows as value is realized. While each capability is uniquely valuable, our platform is designed to operate as an integrated system, with shared data access, governance, and intelligence that allow value to compound as additional capabilities are layered on.

While developing our platform, we have focused on four key principles:

All of Your People

Our platform is designed to enable every type of employee to connect to, analyze, and leverage data, including through mobile experiences. When more employees can engage with data, organizations can increase alignment around a common set of facts and support more collaborative problem-solving across functions.

All of Your Data in Real Time

Our platform provides access to quantitative and qualitative data through a broad range of connection options, including connectors, universal connectors, and on-premises connectivity tools. This approach enables employees to build accurate, updated views of data and trends across functional areas.

Intelligence that Invites Actions

Our platform supports the use of artificial intelligence, including machine learning and predictive analytics, to power insights, recommendations and alerts. This enables customers to get an accurate and current look at what is happening and take appropriate action when necessary, including through workflows and write-back to source systems in configured scenarios.

Domo Apps and Appstore

Our platform supports customers and development partners in building applications that solve business challenges. These applications are designed to put data to work by presenting information in purpose-built experiences and enabling actions tied to business outcomes. Through the Domo Appstore, users can also make applications and content available to other Domo users, supporting a broader ecosystem of use cases and best practices. Through the power of Domo's comprehensive cloud-

based platform, organizations can provide the right data to the right employees and teams in ways designed to support timely decisions and action.

Key Benefits of Our Solution

The Domo platform is designed to help organizations turn data into decisions, decisions into actions, and actions into measurable outcomes. The platform delivers value by enabling customers to connect and operationalize data across teams, systems, and workflows, while maintaining governance, flexibility, and scale.

Faster Time to Value

The Domo platform is designed to reduce the time and effort required to move from data access to actionable insight. Customers can begin with focused use cases such as analytics, automation, or application delivery and realize value without large upfront deployments. As adoption expands, additional capabilities can be layered on without re-architecting data pipelines or duplicating effort, enabling incremental investment aligned to business priorities. Domo is designed to enable more people across the business, regardless of technical background, to engage in the process of turning data into outcomes.

Operationalized Analytics

Rather than limiting data to dashboards and reports, Domo enables organizations to embed analytics directly into business processes, applications, and workflows. Job-specific applications, built with Domo, can deliver insights that trigger alerts, approvals, and automated actions, thereby allowing teams to respond in context and in real time. This approach is intended to help organizations close the gap between insight and execution.

Composable Adoption with Integrated Value

Domo's platform is designed to be adopted modularly while operating as an integrated system. Customers can deploy individual product pillars independently, based on specific needs, while benefiting from a shared data foundation, governance model, and intelligence layer. As additional capabilities are adopted, the value of the platform compounds through reuse of data, logic, and context, reducing fragmentation and redundancy.

Broad Accessibility with Centralized Governance

The platform is designed to support a wide range of users, from technical teams to business users, without compromising control. Domo provides, and builds upon, existing governance controls to enable centralized governance, access controls, and data management capabilities to the platform allowing organizations to scale usage across departments and external stakeholders while maintaining consistent definitions, permissions, and compliance requirements. This balance is intended to increase data adoption while preserving trust and oversight.

Scalable Performance for Enterprise Use

Domo is built to support enterprise-scale data volumes, concurrency, and performance requirements. The platform is designed to operate as a managed service within modern cloud environments and alongside existing data infrastructure, allowing organizations to scale usage without requiring wholesale replacement of their technology stack or managing and maintaining the underlying services.

Foundation for AI-Enabled Workflows

Domo provides a platform foundation for applying artificial intelligence and automation across data, applications, and workflows. Domo's AI capabilities can be powered by the latest hosted AI-models (OpenAI, Anthropic, Google, etc.), or by connecting to the customers' existing AI investment. By integrating AI services, model management, and agent-based capabilities with governed data and human oversight, the platform is designed to support responsible adoption of AI-driven use cases that augment, rather than replace, existing business processes.

Enterprise Security and Compliance

The Domo platform is designed to meet the data security, privacy, and compliance requirements of enterprise and regulated-industry customers. Because the platform connects to and processes our customers' sensitive business data, we have invested significantly in security controls, governance, and administrative capabilities that allow organizations to manage access, permissions, and data usage at scale. We maintain industry-recognized security and compliance certifications and

assessments, including SOC 1 Type II, SOC 2 Type II, HITRUST, HIPAA-related validations, and other applicable standards.

Our native multi-tenant, web-scale, massive parallel processing capabilities and multi-dimensional architecture manage extremely large volumes of data and can deliver near real-time analysis at scale. On a typical business day, our customers collectively may query many trillions of rows from uncached queries. Even with this volume of data, we have generally maintained a sub-second average query response time. We integrate with an organization's existing data systems, allowing IT teams to leverage current infrastructure without requiring significant re-architecture or additional investments to implement our platform.

We employ a comprehensive cybersecurity risk management program that incorporates people, process, and technology to assess, identify, and mitigate potential threats to the confidentiality, integrity, and availability of our systems and customer data with protection features included down to row-level security. Our security practices include regular assessments and testing, incident response and business continuity planning, and ongoing employee training. These efforts are evaluated as part of our enterprise risk management processes, which is led by our Chief Technology Officer in close coordination with executive leadership and reviewed by the Audit Committee of our Board of Directors.

For more information regarding our enterprise security and compliance, see Item 1C. "Cybersecurity."

Competitive Strengths

Our key competitive strengths include:

- **Functionality that can be used by everyone.** Employees can connect to data, prepare and analyze it, build applications, configure alerts and automate workflows through desktop or mobile experiences, with tools that support users across skill levels.

- **Ease of adoption.** Users can begin using the platform quickly and often without heavy IT involvement. We offer a free trial through our website and sell through inside and field sales models.

- **Scale and performance.** Domo was built on a cloud-based architecture designed for scale. The platform supports interactive analysis at enterprise levels with performance designed to meet the needs of large organizations.

- **Proven economic value.** Customers may benefit from cost savings and productivity improvements by consolidating tools and reducing time spent assembling data and reporting.

- **Proven enterprise readiness.** We have invested significantly to broaden platform capabilities and enhance security and scalability requirements for enterprise customers.

- **Continuous product innovation.** From inception through January 31, 2026, we have invested $1,006.4 million in research and development to create our comprehensive platform.

- **Industry recognition.** We have received third-party recognition for ease-of-use, business value, and product capabilities from industry organizations and analyst firms.

- **Ecosystem expansion.** We have developed tools that allow customers and partners to build applications and distribute them across organizations and, in some cases, more broadly through our ecosystem.

- **Ease of Access.** We designed Domo to be both easy to deploy and easy to use. When data and content are available in Domo, they are accessible everywhere, desktop, mobile, or embedded into existing workflows or applications.

Growth Strategies

Key components of our growth strategy include:

- *Increasing Our Overall Customer Base.* We believe the market for our platform is large and underpenetrated. Because an organization of any size or in any industry can benefit from governed, AI-driven workflows, we see broad opportunity to add customers both in the United States and internationally.

- *Accelerate Expansion within Existing Customers.* We typically enter into enterprises within a specific division or for a specific use case. As users realize the value of our platform and engagement increases, we expand our footprint within the enterprise and adoption grows.

- *Extend Platform Functionality and Value Proposition.* We plan to continue to invest in enhancing ease of use, self-service capabilities, scalability, security and performance, as well as in AI and data management functionality.

- *Expand the Domo Ecosystem.* We plan to continue strengthening relationships with customer advocates, strategic partners and third-party developers to broaden our ecosystem.

Our Technology

Platform Capabilities and Product Pillars

The Domo platform is delivered through a set of core product pillars that are built to be individually valuable, but are designed to work seamlessly together. Each pillar represents a discrete capability and a valid entry point into the platform, while sharing a common foundation of data, governance, and intelligence. Customers may adopt individual capabilities to address specific needs and expand over time as requirements evolve, without rework or fragmentation.

- *Data Integration*

    Data integration is the foundational capability of the Domo platform. It enables organizations to securely connect, ingest, and synchronize data from a broad range of both on-premises and cloud-based systems and incorporate it into their preferred cloud data foundation. Through a library of more than 1,000 self-service connectors and flexible integration tools, customers can establish a unified, governed data layer that supports downstream analytics, automation, and AI-driven workflows. This capability is designed to fit within existing data architectures, enabling organizations to integrate data that amplifies their existing investments.

- *Data Transformation*

    Data transformation enables customers to prepare, enrich, and structure data for analysis and operational use. Through both drag-and-drop and code-based tools, users can blend data from multiple sources regardless of technical ability. With Domo, users can enrich data with AI and apply business logic to create reusable datasets that support consistent definitions and metrics across the organization. This capability allows organizations to collaborate and standardize data preparation — supporting both business users and technical teams —helping ensure data is reliable, accessible, and ready for decision-making.

- *Business Intelligence and Analytics*

    The business intelligence pillar provides tools for analyzing, visualizing, and interacting with data across devices and use cases. Customers can use AI agents and natural language to explore trends, monitor performance, and share insights through interactive dashboards and visual experiences designed for both desktop and mobile environments or through bursted or automated reporting. This capability is intended to support up-to-date visibility and decision-making across roles, enabling organizations to align around a shared view of performance while maintaining appropriate governance and access controls.

- *Applications and Embedded Experiences*

    The applications pillar enables customers to build and deploy interactive applications and embedded experiences for internal and external audiences. Applications can be authored using low-code or pro-code tools, creating purpose-built applications that combine data, logic, and user workflows. Customers can use AI to prototype those applications inside a

governed environment. Domo customers can use embedded distribution to securely share these experiences with partners, customers, or vendors. This capability allows customers to operationalize data beyond dashboards by embedding intelligence directly into business processes and digital touchpoints.

- *Automation and Workflows*

Automation capabilities allow customers to coordinate actions across systems based on data-driven triggers and user interaction. Through configurable workflows, organizations can automate processes, manage approvals, and integrate with third-party systems while maintaining visibility and control. This capability is designed to help translate insight into action, reduce manual effort, and support consistent execution across teams and functions. When deployed as part of a Domo application, workflows help close the loop of the insight-to-action process.

- *Artificial Intelligence and Agent Orchestration*

The artificial intelligence pillar integrates with machine learning, large language models, and AI-powered services across the platform. This includes support for model management, preconfigured AI services, and governed access to leading AI models hosted by Domo or provided by customers. Building on this foundation, Domo's Agent Catalyst enables customers to build, deploy, and manage AI agents that can act across data, applications, and workflows and to embed human oversight at critical decision points.

- *Composable Platform Architecture*

While each product pillar can be adopted independently to work in conjunction with existing investments, the platform is designed and optimized to operate as a cohesive system. Data, governance, and business logic are defined once and reused across capabilities, allowing organizations to expand adoption over time without creating fragmentation or duplication. As customers layer additional capabilities, the value of the platform compounds through shared context, consistent controls, and coordinated execution.

Customers

As of January 31, 2026, we had over 2,400 customers. We have customers in a wide variety of industries, geographies, and sizes, ranging from small organizations to large enterprises. We derived 80% of our revenue for the year ended January 31, 2026 from customers in the United States. We define a customer at the end of any particular quarter as an entity that generated revenue greater than $2,500 during that quarter. In situations where an organization has multiple subsidiaries or divisions, each entity that is invoiced at a separate billing address is treated as a separate customer. In cases where customers purchase through a reseller, each end customer is counted separately. For the fiscal years ended January 31, 2024, 2025 and 2026, no single customer represented more than 10% of our revenue, nor did any single organization when accounting for multiple subsidiaries or divisions which may have been invoiced separately.

We have invested in platform capabilities and online support resources to allow customers to expand use in a self-guided manner. Our professional services, customer support and customer success functions support our customers in deploying the platform and implementing additional use cases. We actively engage with customers to assess satisfaction and adoption.

Sales and Marketing

Business leaders, department heads and managers are typically initial subscribers to our platform, deploying Domo to solve a business problem or enable departmental access. Over time, as customers recognize the value of our platform, we engage with CIOs and other executives to facilitate broader adoption.

We primarily offer our platform, which customers can adopt in whole or in part, as a consumption-based service, which includes consumption-based agreements and enterprise-wide agreements (ELAs) with unlimited users and a data cap. Customers with consumption-based agreements have an annual purchase commitment based on estimated usage, utilizing a tiered pricing structure, which is paid upfront. Historically, we also offered subscription-based agreements, under which subscription fees are based upon the chosen Domo package which includes tier-based platform capabilities or usage. As of the end of our most recent fiscal quarter, 84% of our annual recurring revenue (ARR) was utilizing the platform as a consumption-based service, and we expect this percentage to increase in future periods.

As of January 31, 2026, 76% of our customers were under multi-year contracts on a dollar-weighted basis of recurring GAAP revenue, compared to 69% and 66% of customers as of January 31, 2025 and 2024, respectively. The high percentage

of revenue from multi-year contracts, among both new and existing customers, has enhanced the predictability of our subscription revenue, which includes both consumption-based and subscription-based agreements. We typically invoice our customers annually in advance for subscriptions to our platform. Our one-year and multi-year contracts generally automatically renew for additional one-year terms, with each party having the option to elect not to renew, and generally may not be canceled absent material breach by us or the customer.

We primarily generate sales through our direct sales team, including inside and field sales personnel, and conduct most sales and professional services activities remotely. We generate leads and build awareness through marketing programs targeting senior leaders across functional areas. We also host Domopalooza, our annual user conference. We have also developed go-to-market partnerships with key technology, system integrator and consultant partners domestically and internationally. These partners help customers and potential customers validate our solutions, provide introductions to new prospects, and in some cases resell our platform or deliver professional services. We anticipate continuing to invest in and expand these relationships as a meaningful channel for growth.

In response to macroeconomic uncertainty, existing and potential customers may reduce or delay technology spending or attempt to renegotiate contracts and obtain concessions.

Competition

Certain features of our platform compete with products offered by various companies, including those that fall into the following categories:

- Large enterprise software and cloud platform vendors, including suppliers of traditional business intelligence and cloud services that provide one or more capabilities competitive with our products, such as Microsoft Corporation, Amazon Web Services, Inc., Oracle Corporation, SAP AG, Salesforce, Inc., and IBM.

- Specialized business analytics software companies, such as Tableau Software, Inc. (acquired by Salesforce, Inc.), Qlik Technologies, Looker (acquired by Alphabet, Inc.), Strategy Inc. (formerly MicroStrategy), ThoughtSpot, Alteryx, Informatica, Sisense, and Tibco Software, Inc.

- Cloud-native data integration and analytics providers, such as Sigma Computing, FiveTran, Matillion, Databricks, and Infor, Inc.

We believe that our principal competitive factors include user-centric design; ease of adoption; time to value; platform experience; performance (including scalability, reliability and query response time); brand; security, governance and privacy; accessibility across devices; breadth of connectivity; customer support; innovation; and pricing. We expect competition to intensify, and several competitors have greater resources and name recognition than we do.

Data Center Operations

We rely on third-party data centers and services to operate critical functions, serving customers from multiple data centers. We use Amazon Web Services (AWS) in North America (USA and Canada), Western Europe, Australia, Japan, and India. Additionally, we host customer data within Microsoft Azure, Google Cloud Platform, and Oracle Cloud Infrastructure data centers located in the United States.

We and our third-party providers maintain security programs designed to protect customer data and prevent unauthorized access. We monitor systems for issues and seek to maintain better than 99.9% availability, excluding scheduled maintenance.

Research and Development

We focus on anticipating customer demand and introducing platform enhancements, applications, technologies, features and capabilities in a timely manner. Our research and development organization is responsible for design, development, testing, release and maintenance.

Research and development expenses were $85.0 million, $87.9 million and $77.2 million for the fiscal years ended January 31, 2024, 2025 and 2026, respectively.

Intellectual Property

We rely on a combination of trade secret, copyright, trademark, patent and other intellectual property laws, contractual arrangements, and confidentiality procedures and technical measures to protect our technology and intellectual property. As of January 31, 2026, we owned 92 issued U.S. patents and also owned patents in the European Union, Great Britain and China. Our patents have expiration dates ranging from 2026 to 2041.

Our applications use open source software, and we also license technology from third parties. We require employees and independent contractors to sign agreements assigning inventions and other intellectual property created on our behalf and agreeing to protect confidential information.

Regulatory Matters

Data privacy, information security and data protection remain focuses of worldwide legislation and regulation. We are subject to regulation by data protection authorities in the United States and other countries where we do business. These regulations include laws requiring safeguards and actions in response to data breaches. We are subject to regulation including GDPR and similar requirements in the United Kingdom, which provide for substantial fines in the event of noncompliance. The legal environment for internet-based businesses is evolving rapidly, and we may need to take additional measures to comply with changes in legal obligations. We post a privacy policy on our website concerning the processing, use, and disclosure of personal data, and certify adherence to and compliance with the U.S. Department of Commerce's Privacy Shield Principles and the E.U.-U.S. and Swiss-U.S. Privacy Shield Frameworks. Our publication of our Privacy Shield certification, our privacy policy, and other statements we publish regarding privacy, data protection and information security may subject us to potential governmental action if they are found to be deceptive or misrepresentative of our practices or in violation of applicable privacy law. We also may be bound from time to time by contractual obligations, including model contract provisions approved by the European Commission, that impose additional restrictions on our handling of personal data.

The legal environment of internet-based businesses is evolving rapidly in the United States, the European Union and elsewhere. The manner in which existing laws and regulations are applied in this environment, and how they will relate to our business in particular, both in the United States and internationally, is often unclear. For example, we sometimes cannot be certain which laws will be deemed applicable to us given the global nature of our business, including with respect to such topics as data privacy and security, pricing, advertising, taxation, content regulation, and intellectual property ownership and infringement or other violations of intellectual property rights. In particular, the various privacy, data protection and data security legal obligations that apply to us may evolve in a manner that relates to our practices or the features of our applications or platform, and we may need to take additional measures to comply with such changes in legal obligations and to maintain and improve our information security posture in an effort to avoid information security incidents or breaches affecting personal data or other sensitive or proprietary information.

Data Security

Domo is designed to meet enterprise security, compliance and privacy requirements of our customers, particularly in highly regulated industries, such as financial services, health care, pharmaceuticals, energy and technology. Our architecture is designed to allow customers to maintain control of their data through various means including: multiple logical and physical security layers; least privilege and separation of duties access model; threat assessments of each new feature; transport layer encryption and encryption at rest that allows customers to manage their own encryption keys using Domo's Bring Your Own Key, or BYOK; several self-service security controls offered within the Domo platform for customers to implement their own security policies, and extensive logging and monitoring of network, system and application events.

We voluntarily engage independent third-party security auditors to test our systems and controls at least annually against several widely recognized security standards and regulations.

We have completed a SOC 1 and SOC 2, and HITRUST risk-based attestation. Service Organization Controls, or SOC, are standards established by the American Institute of Certified Public Accountants for reporting on internal control environments implemented within an organization. We have also been certified as compliant with ISO 27001 and ISO 27018 standards. The ISO 27001 security standard specifies the requirements for establishing, implementing, operating, monitoring, reviewing, maintaining and improving a documented Information Security Management System within the context of the organization's overall business risks. This standard addresses confidentiality, access control, vulnerability and risk assessment. ISO 27018 establishes commonly accepted control objectives, controls and guidelines for implementing measures to protect personally identifiable information in accordance with the privacy principles in ISO/IEC 29100 for a

cloud computing environment. Furthermore, we have completed our annual third-party validation of HIPAA Security and Privacy Risk Analysis. We sign business associate agreements with our customers who require them in support of compliance with the Health Insurance Portability and Accountability Act, or HIPAA, and the Health Information Technology for Economic and Clinical Health Act, or HITECH.

We have also completed our annual audits to evaluate our compliance with GDPR and CCPA requirements. Our cloud hosting providers and services providers also regularly undergo ISO 27001 or SOC 1 or SOC 2 audits and numerous other audits to verify their security practices.

We complete the two industry-leading information security questionnaires. This includes the Shared Assessments Standardized Information Gathering, or SIG, questionnaire, as well as the Cloud Security Alliance Consensus Assessments Initiative Questionnaire, or CSA CAIQ. The SIG is composed of approximately 1,400 security questions spanning 17 domains. The CSA CAIQ is a set of security questions focused on cloud security controls, and it is mapped to numerous industry programs and standards including ISO 27001, NIST SP 800-53, and COBIT, amongst others. Both of these information security industry questionnaires assist organizations in evaluating a cloud provider's operations and processes.

Employees

As of January 31, 2026, we had 876 employees, of which 620 work in the United States. None of our employees are represented by a labor union, and we believe our employee relations are good.

Corporate Information

We were originally incorporated in Delaware in September 2010 under the corporate name "Shacho, Inc." We changed our name to "Domo, Inc." in December 2011. Our principal executive offices are located at 802 East 1050 South, American Fork, UT 84003, and our telephone number is (801) 899-1000. Our website address is www.domo.com. Information contained on, or that can be accessed through, our website does not constitute part of this Annual Report on Form 10-K.

Available Information

The following filings are available through our investor relations website after we file them with the Securities and Exchange Commission (SEC): Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and our Proxy Statement for our annual meeting of stockholders. These filings are also available for download free of charge on our investor relations website. Our investor relations website is located at www.domo.com/ir. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is http://www.sec.gov.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, and press and earnings releases as part of our investor relations website. Further corporate governance information, including our corporate governance guidelines and code of conduct, is also available on our investor relations website under the heading "Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

You should carefully consider the following risk factors, in addition to the other information contained in this report, including the section of this report captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes. If any of the events described in the following risk factors or the risks described elsewhere in this report occurs, our business, operating results and financial condition could be seriously harmed. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors that are described below and elsewhere in this report.

Risks Related to Our Financial Position and Capital Needs

We have a history of losses, and we may not be able to generate sufficient revenue to achieve or maintain profitability in the future.

We incurred net losses of $75.6 million, $81.9 million and $59.3 million for the years ended January 31, 2024, 2025 and 2026, respectively, and had an accumulated deficit of $1,546.9 million at January 31, 2026. We may not be able to generate sufficient revenue to achieve or sustain profitability. We expect to continue to incur losses for the foreseeable future and we expect costs to increase in future periods as we expend substantial financial and other resources on, among other things:

- sales and marketing, including any expansion of our direct sales organization, which will require time before these investments generate sales results;

- technology and data center infrastructure, enhancements to cloud architecture, improved disaster recovery protection, and increasing cybersecurity, compliance and operations expenses;

- data center costs as customers increase the amount of data that is available to our platform and usage on our platform;

- other software development, including enhancements and modifications related to our platform;

- international expansion in an effort to increase our customer base and sales;

- general and administration, including significantly increasing expenses in accounting and legal related to the increase in the sophistication and resources required for public company compliance and other work arising from the growth and maturity of the company;

- competing with other companies, custom development efforts and open source initiatives that are currently in, or may in the future enter, the markets in which we compete;

- maintaining high customer satisfaction and ensuring quality and timely releases of platform enhancements and applications;

- developing our indirect sales channels and strategic partner network;

- maintaining the quality of our cloud and data center infrastructure to minimize latency when using our platform;

- increasing market awareness of our platform and enhancing our brand;

- maintaining compliance with applicable governmental regulations and other legal obligations, including those related to intellectual property and international sales; and

- attracting and retaining top talent in a competitive market.

These expenditures may not result in additional revenue or the growth of our business. If we fail to continue to grow revenue or to achieve or sustain profitability, the market price of our Class B common stock could be adversely affected.

We have been growing and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, our business and operating results will be adversely affected.

We intend to continue to grow our business. If we cannot adequately train new employees, including our direct sales force, or if new employees are not as productive as quickly as we would like, sales may decrease or customers may lose confidence in the knowledge and capability of our employees. In addition, we may make direct investments in our international business and increase the number of employees outside the United States. We must successfully manage growth to achieve our objectives. Although our business has experienced significant growth in the past, we cannot provide any assurance that our business will continue to grow at any particular rate, or at all.

Our ability to effectively manage the growth of our business will depend on a number of factors, including our ability to do the following:

- effectively recruit, integrate, train and motivate new employees and make them productive, including our direct sales force, while retaining existing employees, maintaining the beneficial aspects of our corporate culture and effectively executing our business plan;

- attract new customers, and retain and increase usage by existing customers;

- recruit and successfully leverage channel partners and app developers;

- successfully enhance our platform;

- continue to improve our operational, financial and management controls;

- protect and further develop strategic assets, including intellectual property rights; and

- manage market expectations and other challenges associated with operating as a public company.

These activities will require significant financial resources and allocation of valuable management and employee resources, and growth will continue to place significant demands on management and our operational and financial infrastructure.

Our future financial performance and ability to execute our business plan will depend, in part, on our ability to effectively manage any future growth. There are no guarantees we will be able to do so. In particular, any failure to successfully implement systems enhancements and improvements will likely negatively impact our ability to manage our expected growth, ensure uninterrupted operation of key business systems and comply with the rules and regulations that are applicable to public reporting companies. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our platform could suffer, which could negatively affect our brand, operating results and business.

Our ability to raise capital in the future may be limited, and if we fail to raise capital when needed in the future, we could be prevented from growing or could be forced to delay or eliminate product development efforts or other operations.

Our business and operations may consume resources faster than we anticipate. We have incurred cumulative and recurring losses from operations since inception and had an accumulated deficit of $1,546.9 million as of January 31, 2026. We have also experienced negative or close to breakeven cash flows from operating activities, including cash used by operating activities of $9.1 million and cash provided by operating activities of $7.9 million for the years ended January 31, 2025 and 2026, respectively. As of January 31, 2026, we had $43.0 million of cash and cash equivalents, which were held for working capital purposes. Additionally, no amounts were available to draw under our credit facility.

We may need to raise additional funds to invest in growth opportunities, to continue product development and sales and marketing efforts, and for other purposes. We filed: (i) on September 6, 2024, a shelf registration statement on Form S-3 with the SEC that became effective on September 20, 2024 and allows us to undertake various equity and debt offerings up to $300.0 million; and (ii) on September 20, 2024, a prospectus supplement to the shelf registration statement that covers the offering, issuance and sale of up to $150.0 million of our Class B common stock from time to time through an "at-the-market" program under the Securities Act. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to meet our obligations, invest in future growth opportunities, or continue operations at anticipated levels, which could harm our business and operating results. In addition, current and

future debt instruments may impose restrictions on our ability to dispose of property, make changes in our business, engage in mergers or acquisitions, incur additional indebtedness, and make investments and distributions. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings. As a result, stockholders bear the risk that future securities offerings reduce the market price of our Class B common stock and dilute their interest.

A strategic transaction, whether or not consummated, could have an adverse effect on our business, results of operations and financial condition.

In February 2026, we announced that our board of directors initiated a formal process to explore strategic alternatives to maximize shareholder value. The pursuit of such strategic transactions could involve risks to our operations and financial results, whether or not such transaction is ultimately consummated. Such risks could include:

- Diversion of management's attention away from our business;

- Significant transaction costs, which may or may not be recovered in the future and which may be incurred even if such strategic transaction fails to close or is otherwise unsuccessful;

- Dilution of our equity interests or a decrease in the value of our common stock;

- A change in control or a shareholder's acquisition of a controlling stake in our business, which could trigger certain rights and remedies available to our contractual counterparties;

- Restrictions on our ability to raise additional capital, incur indebtedness or control decisions regarding our operations and management;

- Loss of key management personnel or employees, or the deterioration of our relationships with our employees;

- Disruption to our relationships with customers, contract counterparties and other stakeholders;

- Negative publicity or harm to our reputation; and

- Legal proceedings and substantial costs associated with litigation.

Any one or more of these factors or other risks could could have a material adverse effect on our financial condition.

Future operating results and key metrics may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.

Our operating results and key metrics could vary significantly from quarter to quarter as a result of various factors, some of which are outside of our control, including:

- the expansion of our customer base;

- the size, duration and terms of our contracts with both existing and new customers;

- the introduction of products and product enhancements by competitors, and changes in pricing for products offered by us or our competitors;

- customers delaying purchasing decisions in anticipation of new products or product enhancements by us or our competitors or otherwise;

- changes in customers' budgets;

- seasonal variations in our sales, which have generally historically been highest in our fourth fiscal quarter and lowest in the first fiscal quarter;

- the timing of satisfying revenue recognition criteria, particularly with regard to large transactions;

- the amount and timing of payment for expenses, including infrastructure costs to deliver our platform, research and development, sales and marketing expenses, employee benefit and stock-based compensation expenses and costs related to Domopalooza, our annual user conference that occurs in our first fiscal quarter;

- costs related to the hiring, training and maintenance of our direct sales force;

- the timing and growth of our business, in particular through the hiring of new employees and international expansion; and

- general economic and political conditions, both domestically and internationally, including the impacts of pandemics or other catastrophic events, military conflicts (including the Russian invasion of Ukraine, and hostilities in the Middle East, inflation, and adverse impacts to the financial services industry, as well as economic conditions specifically affecting industries in which our customers operate.

Any one of these or other factors discussed elsewhere in this report may result in fluctuations in our operating results, meaning that quarter-to-quarter comparisons may not necessarily be indicative of our future performance.

Because we recognize revenue from subscriptions ratably over the terms of our subscription agreements, near-term changes in sales may not be reflected immediately in our operating results.

We offer our platform primarily through agreements which typically vary in length between one and five years, and in many cases may be subject to automatic renewal or renewal only at a customer's discretion. We generally invoice our customers in annual installments at the beginning of each year in the subscription period. Amounts that have been invoiced are initially recorded as deferred revenue and are recognized ratably over the subscription period. As a result, most of the revenue that we report in each period is derived from the recognition of deferred revenue relating to subscriptions entered into during previous periods. A decline in new or renewed subscriptions in any one quarter is not likely to have a material impact on results for that quarter. However, declines would negatively affect revenue and deferred revenue balances in future periods, and the effect of significant downturns in sales and market acceptance of our platform, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our total revenue through additional sales in any period, as revenue from new customers and higher subscription renewals from existing customers is recognized over the applicable subscription term. We may be unable to adjust our cost structure to reflect the changes in revenue. In addition, a significant majority of our costs are expensed as incurred, while revenue is generally recognized over the life of the customer agreement. As a result, increased growth in the number of our customers could result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements.

The length, cost and uncertainty associated with sales cycles for enterprise customers may result in fluctuations in our operating results and our failure to achieve the expectations of investors.

Our sales efforts to enterprise customers, which we define as companies with over $1 billion in revenue, face long sales cycles, complex customer requirements, substantial upfront sales costs, and a relatively low and difficult to predict volume of sales on a quarter-by-quarter basis. This makes it difficult to predict with certainty our sales and related operating performance in any given period. Our sales cycle for new enterprise customers varies from approximately six months to multiple years. Customers often undertake a prolonged evaluation of our platform, including assessing their own readiness, scoping the professional services involved, and comparing our platform to products offered by competitors and their ability to solve the problem internally. Events may occur during this period that affect the size or timing of a purchase or even cause cancellations, which may lead to greater unpredictability in our business and operating results. Moreover, customers often begin to use our platform on a limited basis with no guarantee that they will expand their use of our platform widely enough across their organization to justify the costs of our sales efforts. We may also face unexpected implementation challenges with enterprise customers or more complicated installations of our platform. It may be difficult to deploy our platform if the customer has unexpected database, hardware or software technology issues.

Adherence to our financial plan in part depends on managing the mix of customers, the rate at which customers increase their use of our platform within their organizations, the number of use cases they employ, and the timing and amount of upsells, all of which affect annual contract value. Our financial performance and the predictability of our quarterly financial results may be harmed by failures to secure the higher value enterprise agreements in a timely manner or at all, or changes in the volume of transactions overall, compared to our forecasts, and depends in large part on the successful execution of our direct sales team. The predictability of billings may be adversely impacted by fluctuations in the proportion of contracts that are not billed annually in advance.

Additionally, our quarterly sales cycles are generally more heavily weighted toward the end of the quarter with an increased volume of sales in the last few weeks and days of the quarter. This impacts the timing of recognized revenue and billings, cash collections and delivery of professional services. Furthermore, the concentration of contract negotiations in the last few weeks and days of the quarter could require us to expend more in the form of compensation for additional sales, legal and finance employees and contractors. Compression of sales activity to the end of the quarter also greatly increases the likelihood that sales cycles will extend beyond the quarter in which they are forecasted to close for some sizeable transactions, which will harm forecasting accuracy and adversely impact billings and new customer acquisition and renewal metrics for the quarter in which they are forecasted to close.

Increased sales to customers outside the United States or paid for in currency other than the U.S. dollar exposes us to potential currency exchange losses.

As our international sales and operations increase, so too will the number and significance of transactions, including intercompany transactions, occurring in currencies other than the U.S. dollar. In addition, our international subsidiaries may accumulate assets and liabilities that are denominated in currencies other than the U.S. dollar, which is the functional reporting currency of these entities. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and operating results due to foreign currency gains and losses that are reflected in our earnings. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Our credit facility contains restrictive and financial covenants that may limit our operating flexibility.

Our credit facility contains restrictive covenants that limit our ability to, among other things, transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, open new offices that contain a material amount of assets, pay dividends, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lenders or terminate the credit facility, which may limit our operating flexibility. In addition, our credit facility is secured by all of our assets, including our intellectual property, and requires us to satisfy certain financial covenants. If we do not meet the financial covenants as specified in the credit facility, we may require forbearance or relief from our financial covenant violations from the lenders or be required to arrange alternative financing.

There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest on any such debt. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. A breach of any of these covenants or the occurrence of certain other events (including a material adverse effect) specified in the credit facility and/or the related collateral documents could result in an event of default under the loan agreement. If an event of default has occurred and is continuing, the lenders could elect to declare all amounts outstanding under the credit facility immediately due and payable. If we are unable to repay those amounts, the lenders could foreclose on the collateral granted to them to secure such indebtedness. If the lenders accelerate the repayment of borrowings, if any, we may not have sufficient funds to repay our existing debt.

Our ability to meet the financial covenants could be affected by events beyond our control. Any inability to make scheduled payments or meet the financial covenants on our credit facility would adversely affect our business.

We may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past transactions, which could harm our business.

We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable in certain jurisdictions. State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes on subscriptions to our platform in various jurisdictions is unclear. Further, rules regarding tax nexus are complex and vary significantly across state, local and foreign jurisdictions. As a result, we could face the possibility of audits that could result in tax assessments, including associated interest and penalties. A successful assertion that we should be collecting additional sales, use, value added or other taxes in those jurisdictions where we have not historically done so could result in substantial tax liabilities and related

penalties for past transactions, discourage customers from purchasing our application, or otherwise harm our business and operating results. In addition, we are required to withhold and timely remit payroll-related taxes for which we are also subject to the possibility of audits that could result in tax assessments, including associated interest and penalties.

Changes in tax laws or regulations that are applied adversely to us or our customers could increase the costs of our platform and adversely impact our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our (and our subsidiaries') domestic and foreign financial results. Any new taxes could adversely affect our domestic and international business operations and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the Tax Cuts & Jobs Act of 2017 eliminated the ability to deduct research and development expenditures annually and instead required taxpayers to capitalize and amortize those expenditures over five or fifteen years. Further, the Inflation Reduction Act of 2022 introduced a non-deductible excise tax of 1% on the value of certain share repurchases by publicly traded corporations, which may increase the costs to us of any share repurchases. The One Big Beautiful Bill Act (or OBBBA), enacted on July 4, 2025, made a number of changes to U.S. federal income tax law, including allowing taxpayers to deduct certain U.S. research and development expenditures (while continuing to require taxpayers to capitalize and amortize foreign research and development expenditures), changing the calculation and deductibility of global intangible low-taxed income (renamed Net CFC Tested Income) and foreign derived intangibles income (renamed Foreign-Derived Deduction Eligible Income) for taxable years beginning after December 31, 2025, reinstating 100% deductibility of bonus depreciation for property placed in service after January 19, 2025, and changing the calculation of deductible business interest expense to include depreciation and amortization, among other changes. While we do not anticipate any material impact to our financial statements, primarily due to the full valuation allowance on net deferred tax assets, and no material permanent tax differences are expected, we are continuing to analyze the potential impact of the OBBBA and other legislation on our operations, business and financial performance.

In addition, taxation of cloud-based software is constantly evolving as many state and local jurisdictions consider the taxability of software services provided remotely. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to continue to use or purchase subscriptions to our platform in the future. Additionally, new, modified or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our platform. Any or all of these events could harm our business and operating results.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain, and significant judgment and estimates are required in determining our provision for income taxes. Our tax expense may be impacted if our intercompany transactions, which are required to be computed on an arm's-length basis, are challenged and successfully disputed by tax authorities. Our policies governing transfer pricing may be determined to be inadequate and could result in additional tax assessments. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and operating results. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements or other taxes apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could adversely affect our operating results.

Further, many countries and the Organization for Economic Cooperation and Development have proposed to reallocate some portion of profits of large multinational companies to markets where sales arise, known as "Pillar One," as well as enact a global minimum tax rate of at least 15% for multinationals with global revenue exceeding certain thresholds, known as "Pillar Two," and many countries have adopted or intend to adopt these proposals. The OECD and participating jurisdictions have agreed to a "side-by-side" elective safe harbor that exempts electing U.S.-parented multinational entities from certain provisions of Pillar Two for fiscal years beginning on or after January 1, 2026. Changes to these and other areas in relation to international tax reform, including future actions taken by foreign governments could increase uncertainty and may adversely affect our tax rate and operating results in future years.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of January 31, 2026, we had net operating loss (NOL) carryforwards for federal and state income tax purposes of approximately $1,289.3 million and $1,414.7 million, respectively, which may be available to offset taxable income in the future. The federal NOLs will begin to expire in various years beginning in 2032 if not utilized. The state NOLs will expire depending on the various rules in the state jurisdictions in which we operate. A lack of future taxable income could adversely affect our ability to utilize these NOLs before they expire.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, (the Code), a corporation that undergoes an "ownership change" (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-ownership change NOLs to offset its future taxable income. An ownership change under Section 382 of the Code could affect our ability to utilize the NOLs to offset our income. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. We have historically contracted third parties to perform a Section 382 analysis to evaluate limitations on our NOLs due to ownership changes, with the most recent analysis being through January 31, 2023. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities for federal and state tax purposes. Limitations may also apply under state law. For example, recently enacted California legislation limits the use of state NOL carryforwards for tax years beginning on or after January 1, 2024 and before January 1, 2027. As a result of this legislation or other unforeseen reasons, we may not be able to utilize some or all of our NOL carryforwards, even if we attain profitability.

Adverse events or perceptions affecting the financial services industry could adversely affect our operating results, financial condition and prospects.

Limited liquidity, defaults, non-performance or other adverse developments affecting financial institutions or parties with which we do business, or perceptions regarding these or similar risks, have in the past and may in the future lead to market-wide liquidity problems. Such developments, and their effects on the broader financial system, could result in a variety of material and adverse impacts on our business operations and financial conditions, including, but not limited to:

- delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

- loss of access to revolving existing credit facilities or other working capital sources or the inability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;

- potential or actual breach of obligations, including U.S. federal and state wage laws and contracts that may require us to maintain letters or credit or other credit support arrangements; and

- termination of cash management arrangements or delays in accessing or actual loss of funds subject to cash management arrangements.

Concerns regarding the U.S. or international financial systems could impact the availability and cost of financing, thereby making it more difficult for us to acquire financing on acceptable terms or at all. In addition, instability in the financial services industry could spur a deterioration in the macroeconomic environment and dampen demand for our products.

Any of these risks could materially impact our operating results, liquidity, financial condition and prospects.

Risks Related to Our Relationships with Customers and Third Parties

If we are unable to attract new customers in a manner that is cost-effective, our revenue growth could be slower than we expect and our business may be harmed.

To increase our revenue, we must add new customers. Demand for our platform is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our platform for existing and new use cases, the timing of development and release of new applications and features, technological change, growth or contraction in our addressable market, and accessibility across mobile devices, operating systems, and applications, and macroeconomic changes, including the impact of public health epidemics or pandemics on the demand for technology solutions like ours. In addition, if competitors introduce lower cost or differentiated products or services that are perceived to compete with our features, our ability to sell our features based on factors such as pricing, technology and functionality could be impaired. As a

result, we may be unable to attract new customers at rates or on terms that would be favorable or comparable to prior periods, which could negatively affect the growth of our revenue.

Even if we do attract customers, the cost of new customer acquisition may prove so high as to prevent us from achieving or sustaining profitability. We recognize subscription revenue ratably over the term of the contract period. In general, customer acquisition costs and other upfront costs associated with new customers are much higher in the first year than the aggregate revenue we recognize from those new customers in the first year. As a result, the profitability of a customer to our business in any particular period depends in part upon how long a customer has been a subscriber and the degree to which it has expanded its usage of our platform. Additionally, we intend to continue to hire additional sales personnel to grow our domestic and international operations. If our sales and marketing efforts do not result in substantial increases in revenue, our business, results of operations, and financial condition may be adversely affected.

If customers do not renew their contracts with us or reduce their use of our platform, our revenue will decline and our operating results and financial condition may be adversely affected.

The initial terms of our customer contracts typically vary in length between one and five years, and our customers have no obligation to renew their subscriptions after the expiration of their initial subscription periods. In some cases, the contracts automatically renew (with each party having the option to elect not to renew), but in circumstances where that is not the case, our customers may unilaterally elect not to renew, may seek to renew for lower subscription amounts or for shorter contract lengths, or may choose to renew for the same or fewer applications over time. Our renewal rates may decline or fluctuate as a result of a number of factors, including leadership changes within our customers resulting in loss of sponsorship, limited customer resources, pricing changes by us or competitors, customer satisfaction with our platform and related applications, the acquisition of customers by other companies, procurement or budgetary decisions, and deteriorating general economic conditions, including as a result of public health epidemics or pandemics. To the extent our customer base continues to grow, renewals and additional subscriptions by renewing customers will become an increasingly important part of our results. If our customers do not renew their subscriptions, or decrease the amount they spend with us, revenue will decline and our business will be harmed.

If customers do not expand their use of our platform or adopt additional use cases, our growth prospects, operating results and financial condition may be adversely affected.

Our future success depends on our ability to increase the deployment of our platform within and across our existing customers and future customers. Many of our customers initially deploy our platform to specific groups or departments within their organization or for a limited number of use cases. Our growth prospects depend on our ability to persuade customers to expand their use of our platform to additional groups, departments and use cases across their organization. Historically, we have made significant investments in research and development to build our platform and to offer enterprise customers the features and functionality that they require.

If our future operating results are significantly below the expectations of investors, it could harm the market price of our Class B common stock.

The loss of one or more of our key customers, or a failure to renew our subscription agreements with one or more of our key customers, could negatively affect our ability to market our platform.

We rely on our reputation and recommendations from key customers in order to promote subscriptions to our platform. The loss of, or failure to renew by, any of our key customers could have a significant effect on our revenue, reputation and our ability to obtain new customers. In addition, acquisitions of our customers could lead to cancellation of such customers' contracts, thereby reducing the number of our existing and potential customers.

If we are unable to develop and maintain successful relationships with channel partners, our business, operating results, and financial condition could be adversely affected.

To date, we have been primarily dependent on our direct sales force to sell subscriptions to our platform. Although we have developed relationships with some channel partners, such as referral partners, resellers, and integration partners, these channels have resulted in limited revenue historically. We believe that continued growth in our business is dependent upon identifying, developing, and maintaining strategic relationships with additional channel partners that can drive substantial revenue. If we fail to identify additional channel partners in a timely and cost-effective manner, or at all, or are unable to assist our current and future channel partners in independently selling and deploying our products, our business, results of operations, and financial condition could be adversely affected. Typically, agreements with channel partners are non-

exclusive, meaning our channel partners may offer customers the products of several different companies, including products that compete with our platform. They may also cease marketing our platform with limited or no notice and with little or no penalty. Additionally, customer retention and expansion attributable to customers acquired through our channel partners may differ significantly from customers acquired through our direct sales efforts. If our channel partners do not effectively market and sell our products, or fail to meet the needs of our customers, our reputation and ability to grow our business may also be adversely affected.

Sales by channel partners are more likely than direct sales to involve collectability concerns. In particular, sales by our channel partners into developing markets, and accordingly, variations in the mix between revenue attributable to sales by channel partners and revenue attributable to direct sales, may result in fluctuations in our operating results.

We rely upon data centers and other systems and technologies provided by third parties, and technology systems and electronic networks supplied and managed by third parties, to operate our business and interruptions or performance problems with these systems, technologies and networks may adversely affect our business and operating results.

We rely on data centers and other technologies and services (including artificial intelligence) provided by third parties in order to manage our cloud-based infrastructure and operate our business. If any of these services becomes unavailable or otherwise is unable to serve our requirements due to extended outages, interruptions, facility closure, or because it is no longer available on commercially reasonable terms, expenses could increase, our ability to manage finances could be interrupted and our operations otherwise could be disrupted or otherwise impacted until appropriate substitute services, if available, are identified, obtained, and implemented.

We do not control, or in some cases have limited control over, the operation of the data center facilities we use, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, to adverse events caused by operator error, and to interruptions, data loss or corruption, and other performance problems due to various factors, including introductions of new capabilities, technology errors, infrastructure changes, distributed denial of service attacks, or other security related incidents. We may not be able to rapidly switch to new data centers or move customers from one data center to another in the event of any adverse event. Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism or other act of malfeasance, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service and the loss or corruption of, or unauthorized access to or acquisition of, customer data.

In addition, if we do not accurately predict our infrastructure capacity requirements, customers could experience service shortfalls. The provisioning of additional cloud hosting capacity and data center infrastructure requires lead time. As we continue to add data centers, restructure our data management plans, and increase capacity in existing and future data centers, we may be required to move or transfer our data and customers' data. Despite precautions taken during such processes and procedures, any unsuccessful data transfers may impair customers' use of our platform, and we may experience costs or downtime in connection with the transfer of data to other facilities, which may lead to, among other things, customer dissatisfaction and non-renewals. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Our ability to provide services and solutions to customers also depends on our ability to communicate with customers through the public internet and electronic networks that are owned and operated by third parties. In addition, in order to provide services on-demand and promptly, our computer equipment and network servers must be functional 24 hours per day, which requires access to telecommunications facilities managed by third parties and the availability of electricity, which we do not control. A severe disruption of one or more of these networks or facilities, including as a result of utility or third-party system interruptions, could impair our ability to process information and provide services to our customers.

Any unavailability of, or failure to meet our requirements by, third-party data centers or other third-party technologies or services, or any disruption of the internet or the third-party networks or facilities that we rely upon, could impede our ability to provide services to customers, harm our reputation, result in a loss of customers, cause us to issue refunds or service credits to customers, subject us to potential liabilities or investigations, result in contract terminations, and adversely affect our renewal rates. Any of these circumstances could adversely affect our business and operating results.

Contractual disputes with our customers could be costly, time-consuming and harm our reputation.

Our business is contract intensive and we are party to contracts with our customers all over the world. Our contracts can contain a variety of terms, including service levels, security obligations, indemnification and regulatory requirements. Contract terms may not always be standardized across our customers and can be subject to differing interpretations, which could result in disputes with our customers from time to time. If our customers notify us of an alleged contract breach or otherwise dispute any provision under our contracts, the resolution of such disputes in a manner adverse to our interests could negatively affect our operating results.

Additionally, if customers fail to pay us under the terms of our agreements, we may be adversely affected both from the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. The risk of such negative effects increases with the term length of our customer arrangements. Furthermore, some of our customers may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, or pay those amounts more slowly, either of which could adversely affect our operating results, financial position and cash flow.

Risks Related to Our Products, Solutions and Industry

We face intense competition, and we may not be able to compete effectively, which could reduce demand for our platform and adversely affect our business, growth, revenue and market share.

The market for our platform is intensely and increasingly competitive and subject to rapidly changing technology and evolving standards. In addition, many companies in our target market are offering, or may soon offer, products and services that may compete with our platform. If we are unable to maintain and enhance our digital platforms, cloud platforms, and artificial intelligence related tools to keep pace with competitors and align with evolving customer expectations and demands, it could adversely impact our sales revenues and ability to retain existing and attract new customers. Furthermore, many potential customers have made significant investments in legacy software systems and may be unwilling to invest in new solutions.

Our current primary competitors generally fall into the following categories:

- large enterprise software and cloud platform vendors, including suppliers of traditional business intelligence and cloud services that provide one or more capabilities competitive with our products, such as Microsoft Corporation, Amazon Web Services, Inc., Oracle Corporation, SAP AG, Salesforce, Inc., and IBM.

- specialized business analytics software companies, such as Tableau Software, Inc. (acquired by Salesforce, Inc.), Qlik Technologies, Looker (acquired by Alphabet, Inc.), Strategy Inc. (formerly MicroStrategy), ThoughtSpot, Alteryx, Informatica, Sisense, and Tibco Software, Inc.

- cloud-native data integration and analytics providers, such as Sigma Computing, FiveTran, Matillion, Databricks, and Infor, Inc.

We expect competition to increase as other established and emerging companies enter the markets in which we compete, as customer requirements evolve and as new products and technologies are introduced. For example, Salesforce acquired Tableau Software in August 2019 and Alphabet acquired Looker Data Sciences in February 2020.

Many competitors, particularly the large software companies named above, have longer operating histories, significantly greater financial, technical, research and development, marketing, distribution, professional services or other resources and greater name recognition than we do. In addition, many competitors have strong relationships with current and potential customers, channel partners and development partners and extensive knowledge of markets in which we compete. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, for example by devoting greater resources to the development, promotion and sale of their products than we do.

Moreover, many of these competitors may bundle their data management and analytics products into larger deals or maintenance renewals, often at significant discounts or at no charge. Increased competition may lead to price cuts, alternative pricing structures or the introduction of products available for free or a nominal price, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share. We may not be able to compete successfully against current and future competitors, and our business, operating results and financial condition will be harmed if we fail to meet these competitive

pressures. Even if we are successful in acquiring and retaining customers, those customers may continue to use our competitors' products in addition to our products.

Our ability to compete successfully depends on a number of factors, both within and outside of our control. Some of these factors include ease and speed of platform deployment and use, accessibility across mobile devices, operating systems, and applications, discovery and visualization capabilities, analytical and statistical capabilities, performance and scalability, the quality of our cybersecurity infrastructure, the quality and reliability of our customer service and support, total cost of ownership, return on investment and brand recognition. Any failure by us to compete successfully in any one of these or other areas may reduce the demand for our platform, as well as adversely affect our business, operating results and financial condition.

As part of our ongoing strategic initiative, we have collaborated with and may in the future collaborate with companies with whom we also compete from time to time, in order to leverage shared expertise and enhance our collective ability to innovate and address evolving market demands. However, current and future competitors have also made and may continue to make strategic acquisitions or establish cooperative relationships among themselves or with others. By doing so, these competitors may increase their ability to meet the needs of customers. These relationships may limit our ability to sell or certify our platform through specific distributors, technology providers, database companies and distribution channels and allow competitors to rapidly gain significant market share. These developments could limit our ability to obtain revenue from existing and new customers. If we are unable to compete successfully against competitors, our business, operating results and financial condition would be harmed.

We continue to evolve our subscription and pricing models and changes could adversely affect our operating results.

Our pricing and subscription models have evolved over time and will continue to evolve in the future. While 84% of our annual recurring revenue is now utilizing the platform as a consumption-based service, it is relatively new to our business and therefore contains inherent risks. Revenue recognized for certain customers may be negatively impacted due to our consumption-based pricing model. For example, certain customers may end up using less data than originally contemplated in their initial consumption-based contract resulting in lower net retention in future years. Additionally, as we implement artificial intelligence tools on our platform, we may not be able to accurately predict customer demand of these tools, and if certain customers use these tools more than we anticipate, we may incur increased operational costs that may not be recovered in an appropriate timeframe. We believe our partner ecosystem will become increasingly important to our business as we continue its expansion. If our partners decide to internally adopt tools that we provide or find other ways that will reduce their need for our platform, such as by adopting artificial intelligence tools offered by our competitors in lieu of purchasing our services, that could result in lower volume of usage, which could adversely impact our financial performance. The success of our pricing model transition is subject to numerous variables, including, but not limited to, customer demand, renewal and expansion rates, our ability to capture upside from over-usage of volume in future contracts, our ability to further develop and scale infrastructure, the ability of our sales force to successfully execute new sales strategies and drive adoption of our platform, tax and accounting implications, pricing, and our costs. Moreover, changes in our pricing and subscription models subject us to a number of uncertainties, including our ability to plan for and model future growth and make accurate projections regarding our future performance. Changes to our pricing and subscription models may also expose us to unexpected or unintended effects, including increased user dissatisfaction, reputational harm and difficulty obtaining or retaining customers. Further, large customers, which are the focus of our direct sales efforts, may demand greater price discounts. In an inflationary environment, our costs may increase and we may not be able to adjust our pricing models accordingly, which could adversely impact our financial performance.

As we expand internationally, we also must determine the appropriate price to enable us to compete effectively internationally. In addition, if the mix of features we sell changes, then we may need to, or choose to, revise our pricing. As a result, in the future we may be required to reduce our prices or offer shorter contract durations, which could adversely affect our revenue, gross margin, profitability, financial condition and cash flow.

In addition, our competitors may offer different subscription or pricing models, which may be more attractive to potential customers. We may be required to adjust our subscription or pricing models in response to these changes, which could adversely affect our financial performance.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our solutions may become less competitive.

Our success depends on our customers' willingness to adopt and use our platform, including on their smartphone or mobile device, as well as our ability to adapt and enhance our platform. To attract new customers and increase revenue from

existing customers, we need to continue to enhance and improve our platform, to meet customer needs at prices that customers are willing to pay. Such efforts will require adding new features, expanding related applications and responding to technological advancements, which will increase our research and development costs. If we are unable to develop solutions that address customers' needs, or enhance and improve our platform in a timely manner, we may not be able to increase or maintain market acceptance of our platform.

Further, we may make changes to our platform that customers do not find useful. We may also discontinue certain features, begin to charge for certain features that are currently free or increase fees for any features or usage of our platform. We may also face unexpected problems or challenges in connection with new applications or feature introductions. Enhancements and changes to our platform could fail to attain sufficient market acceptance for many reasons, including:

- failure to predict market demand accurately in terms of platform functionality and capability or to supply features that meets this demand in a timely fashion;

- inability to operate effectively with the technologies, systems or applications of existing or potential customers;

- defects, errors or failures;

- negative publicity about their performance or effectiveness;

- delays in releasing new enhancements and additional features to our platform to the market;

- the introduction or anticipated introduction of competing products;

- an ineffective sales force;

- poor business conditions for our end-customers, causing them to delay purchases;

- challenges with customer adoption and use of our platform on mobile devices or problems encountered in developing or supporting enhancements to our mobile applications; and

- the reluctance of customers to purchase subscriptions to software incorporating open source software.

Because our platform is designed to operate on and with a variety of systems, we will need to continuously modify and enhance our platform to keep pace with changes in technology, and we may fail to do so.

In addition, the use of artificial intelligence tools on our platform may raise novel and complex issues that could result in liability, regulatory inquiry or reputational harm. Domo's suite of data science leverages machine learning algorithms, predictive analytics, and other artificial intelligence technologies to identify trends, anomalies and correlations, provide alerts and initiate business processes. Artificial intelligence presents risks and challenges that could affect its adoption, and therefore our business. Artificial intelligence algorithms may be, or be perceived to be, deficient, inaccurate, biased, unethical or otherwise flawed. Datasets may be insufficient or contain biased information. Artificial intelligence technologies that we make use of may produce or create outputs that may appear correct but are factually inaccurate or otherwise flawed. Inappropriate or controversial data practices by us or others could impair the acceptance of artificial intelligence solutions. These actual or perceived deficiencies could undermine the decisions, predictions, inferences, analysis or other outputs that artificial intelligence applications produce, or this could be believed or reported to occur, subjecting us to competitive harm, legal liability, and brand or reputational harm. Additionally, artificial intelligence technologies are complex and rapidly evolving, and we face significant competition from other companies.

Artificial intelligence technologies also are subject to evolving legal and regulatory landscapes. Laws and regulations applicable to artificial intelligence continue to develop and may be inconsistent from jurisdiction to jurisdiction. For example, the Artificial Intelligence Act (EU AI Act), an E.U. regulation which came into effect on August 1, 2024, prohibits certain artificial intelligence applications and systems and imposes disclosure, transparency, and other requirements on the use of certain applications or systems. The EU AI Act could require us to alter or restrict our use of AI both in features or products available to our users and in our systems that interact with our users, depending on respective levels of risk-categorization, types of systems and manner of use. The EU AI Act also may require us to comply with monitoring and reporting requirements. We may need to devote substantial time and resources to evaluate our obligations under the EU AI Act and to develop and execute planned measures designed to comply with it. There have been numerous other laws and bills proposed at the U.S. federal and state level, as well as internationally, aimed at regulating the deployment or provision of AI systems and services or otherwise addressing aspects of the development or use of artificial intelligence. This includes the Utah

Artificial Intelligence Policy Act, which, among other things, imposes disclosure requirements on entities using generative artificial intelligence with customers, and other similar regulatory schemes enacted by other states in the United States.

The use of artificial intelligence technologies in our platform and otherwise in our business may result in new or enhanced governmental or regulatory scrutiny, new or modified laws or regulations applicable to our development and use of artificial intelligence, claims, demands, and litigation, confidentiality, privacy, data protection, or security risks, ethical concerns, or other complications that could adversely affect our business, financial condition, results of operations and prospects. Uncertainty around new and emerging artificial intelligence technologies may require additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to creators of training data, and development of appropriate protections, safeguards, and policies for handling the processing of data with artificial intelligence technologies, which may be costly and could impact our expenses. More generally, as use of artificial intelligence becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, legal, competitive, and regulatory issues, among others. We expect that our incorporation of artificial intelligence within our platform and business will require additional resources, including the incurrence of additional costs, to develop and maintain our platform offerings, services, and features in efforts to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position, and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues that may arise as a result of any of the foregoing. As a result, the challenges presented with our use of artificial intelligence could adversely affect our business, financial condition and results of operations.

Our platform also provides real-time write-back capabilities to customer environments, including to the internet of things (IoT) products and services. The development of IoT presents security, privacy and execution risks. Many IoT devices have limited interfaces and ability to be updated or patched. IoT solutions may collect large amounts of data, and our handling of IoT data may not satisfy customers or regulatory requirements. IoT scenarios may increasingly affect personal health and safety. If IoT solutions that include our technologies do not work as intended, violate the law, or harm individuals or businesses, we may be subject to legal claims or enforcement actions. These risks, if realized, may increase our costs, damage our reputation or brand, or negatively impact our business and operating results.

Moreover, many competitors expend a considerably greater amount of funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to competitors' research and development programs. If we fail to maintain adequate research and development resources or compete effectively with the research and development programs of competitors, our business could be harmed. Our ability to grow is also subject to the risks and opportunities presented by future disruptive technologies. If new technologies, such as those relating to artificial intelligence, emerge or improve such that they are, or are perceived to be, able to deliver business intelligence solutions or otherwise perform similar functions as our platform at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely affect our ability to compete. Market and consumer perceptions of the future competitiveness of the SaaS industry are uncertain, which could negatively impact the market price or volatility of our stock and impair our ability to raise capital.

We may not timely and effectively scale our existing technology, including our computing architecture, to meet the performance and other requirements placed on our systems, which could increase expenditures unexpectedly and create risk of outages and other performance and quality of service issues for our customers.

Our future growth and renewal rates depend on our ability to meet customers' expectations with respect to the speed, reliability and other performance attributes of our platform, and to meet the expanding needs of customers as their use of our platform grows. The number of users, the amount and complexity of data ingested, created, transferred, processed and stored by us, the number of locations where our platform is being accessed, and the number of processes and systems managed by us on behalf of these customers, among other factors, separately and combined, can have an effect on the performance of our platform. In order to ensure that we meet the performance and other requirements of customers, we continue to make significant investments to develop and implement new technologies in our platform and infrastructure operations. These technologies, which include database, application and server advancements, revised network and hosting strategies, and automation, are often advanced, complex, and sometimes broad in scope and untested through industry-wide usage. We may not be successful in developing or implementing these technologies. To the extent that we do not develop offerings and scale our operations in a manner that maintains performance as our customers expand their use, our business and operating results may be harmed.

We may not accurately assess the capital and operational expenditures required to successfully fulfill our objectives and our financial performance may be harmed as a result. Further, we may make mistakes in the technical execution of these

efforts to improve our platform, which may affect our customers. Issues that may arise include performance, data loss or corruption, outages, and other issues that could give rise to customer satisfaction issues, loss of business, and harm to our reputation. If any of these were to occur there would be a negative and potentially significant impact to our financial performance. Lastly, our ability to generate new applications, and improve our current solutions may be limited if and to the extent resources are necessarily allocated to address issues related to the performance of existing solutions.

If we fail to meet our service level commitments, our business, results of operations and financial condition could be adversely affected.

Our subscription agreements with many of our customers, including most of our top customers, provide certain service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of downtime that exceed the periods allowed under our subscription agreements, we may be obligated to provide these customers with service credits, or we could face subscription terminations, which could significantly impact our revenue. Any extended service outages could also adversely affect our reputation, which would also impact our future revenue and operating results.

Our customers depend on our customer support organization to resolve technical issues relating to our platform. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the ease of use of our services, on our reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation and our ability to sell our services to existing and prospective customers.

If our or our customers' access to data becomes limited, our business, results of operations and financial condition may be adversely affected.

The success of our platform is dependent in large part on our customers' ability to access data maintained on third-party software and service platforms. Generally, we do not have agreements in place with these third parties that guarantee access to their platforms, and any agreements that we do have in place with these third parties are typically terminable for convenience by the third party. If these third parties restrict or prevent our ability to integrate our platform with their software or platform, including but not limited to, by limiting the functionality of our data connectors, our ability to access the data maintained on their systems or the speed at which such data is delivered, customers' ability to access their relevant data in a timely manner may be limited, and our business and operating results may be adversely affected.

Our business depends on continued and unimpeded access to the internet and mobile networks.

Our customers who access our platform and services through mobile devices, such as smartphones, laptops and tablet computers, must have a high-speed internet connection to use our services. Currently, this access is provided by telecommunications companies and internet access service providers that have significant and increasing market power in the broadband and internet access marketplace. In the absence of government regulation, these providers could take measures that affect their customers' ability to use our products and services, such as degrading the quality of the data packets we transmit over their lines, giving our packets low priority, giving other packets higher priority than ours, blocking our packets entirely, or attempting to charge their customers more for using our platform and services. To the extent that internet service providers implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks, we could incur greater operating expenses and customer acquisition and retention could be negatively impacted. Furthermore, to the extent network operators were to create tiers of internet access service and either charge us for or prohibit our services from being available to our customers through these tiers, our business could be negatively impacted.

On February 26, 2015, the Federal Communications Commission (the FCC) reclassified broadband internet access services in the United States as a telecommunications service subject to some elements of common carrier regulation, including the obligation to provide service on just and reasonable terms, and adopted specific net neutrality rules prohibiting the blocking, throttling or "paid prioritization" of content or services. However, in December 2017, the FCC once again classified broadband internet access service as an unregulated information service and repealed the specific rules against blocking, throttling or "paid prioritization" of content or services. It retained a rule requiring internet service providers to disclose their practices to consumers, entrepreneurs and the FCC. A number of parties have already stated they would appeal this order and it is possible Congress may adopt legislation restoring some net neutrality requirements. The elimination of net neutrality rules and any changes to the rules could affect the market for broadband internet access service in a way that impacts our business, for example, if internet access providers begin to limit the bandwidth and speed for the transmission of data from independent software vendors.

Incorrect or improper implementation or use of our platform could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition, and growth prospects.

Our platform is deployed in a wide variety of technology environments. Increasingly, our platform has been deployed in large scale, complex technology environments, and we believe our future success will depend on our ability to increase sales of our platform for use in such deployments. We must often assist our customers in achieving successful implementations of our platform, which we do through our professional services organization. The time required to implement our platform can vary. For complex deployments, implementation can take multiple months. If our customers are unable to implement our platform successfully, or unable to do so in a timely manner, customer perceptions of our platform may be harmed, our reputation and brand may suffer, and customers may choose to cease usage of our platform or not expand their use of our platform. Our customers and third-party partners may need training in the proper use of and the variety of benefits that can be derived from our platform to maximize its benefits. If our platform is not effectively implemented or used correctly or as intended, or if we fail to adequately train customers on how to efficiently and effectively use our platform, our customers may not be able to achieve satisfactory outcomes. This could result in negative publicity and legal claims against us, which may cause us to generate fewer sales to new customers and reductions in renewals or expansions of the use of our platform with existing customers, any of which would harm our business and results of operations.

Our use of "open source" software could negatively affect our ability to offer our platform and subject us to possible litigation.

Our platform uses "open source" software that we, in some cases, have obtained from third parties. Open source software is generally freely accessible, usable and modifiable, and is made available to the general public on an "as-is" basis under the terms of a non-negotiable license. Use and distribution of open source software may entail greater risks than use of third-party commercial software. Open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or other claims relating to violation of intellectual property rights or the quality of the software. In addition, certain open source licenses, like the GNU Affero General Public License may require us to offer for no cost the components of our platform that incorporate the open source software, to make available source code for modifications or derivative works we create by incorporating or using the open source software, or to license our modifications or derivative works under the terms of the particular open source license. If we are required, under the terms of an open source license, to release our proprietary source code to the public, competitors could create similar products with lower development effort and time, which ultimately could result in a loss of sales for us.

We may also face claims alleging noncompliance with open source license terms or infringement, misappropriation or other violation of open source technology. These claims could result in litigation or require us to purchase a costly license, devote additional research and development resources to re-engineer our platform, discontinue the sale of our products if re-engineering could not be accomplished on a timely or cost-effective basis, or make generally available our proprietary code in source code form, any of which would have a negative effect on our business and operating results, including being enjoined from the offering of the components of our platform that contained the open source software. We could also be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition and require us to devote additional research and development resources to re-engineer our platform.

Although we monitor our use of open source software and try to ensure that none is used in a manner that would subject our platform to unintended conditions, few courts have interpreted open source licenses, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our platform. We cannot guarantee that we have incorporated open source software in our platform in a manner that will not subject us to liability, or in a manner that is consistent with our current policies and procedures.

Risks Related to Our Personnel and Operations

If we fail to effectively align, develop and expand our sales and marketing capabilities with our pricing structure and increase sales efficiency, our ability to increase our customer base and increase acceptance of our platform could be harmed.

To increase the number of customers and increase the market acceptance of our platform, we will need to align and expand our sales and marketing operations, including our domestic and international sales force, with our pricing structure and increase sales efficiency. We are aligning our cost structure to better reflect significant product and business model innovation with the expectation that go-to-market operations in our consumption-based business model will be more efficient and require less investment. We will continue to dedicate significant resources to sales and marketing programs. We believe

that there is significant competition for direct sales personnel with the sales skills and technical knowledge that we require. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel and sales leadership. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Recent hires and planned hires may not become as productive as quickly as we would like, changes in sales leadership could adversely affect our existing sales personnel, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. The effectiveness of our sales and marketing has also varied over time and, together with the effectiveness of any partners or resellers we may engage, may vary in the future. Our business and operating results may be harmed if our efforts do not generate a correspondingly significant increase in revenue. We may not achieve revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. In particular, we may in the future need to further adjust our go-to-market cost structure and target metrics, particularly as they relate to how we structure, effect, and compensate our direct sales personnel to become more efficient and effective at selling under a consumption-based business model. Any adjustments in compensation structure could negatively affect the productivity of our direct sales personnel, and there is no assurance that we will be able to successfully implement the adjustments in a timely or cost-effective manner, or that we will be able to realize all or any of the expected benefits from such adjustments.

We may be subject to litigation in the future, which will require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could adversely affect our operating results, harm our reputation or otherwise negatively impact our business.

We may in the future become subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition, including securities class actions and shareholder derivative actions, both of which are typically expensive to defend.

The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our operating results, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both.

We have experienced and may continue to experience changes to our management and board, which may create uncertainties and could harm our business.

We have experienced changes to our management and board in recent years. Changes to strategic or operating goals, which can often occur with the appointment of executives and directors can create uncertainty, can negatively impact our ability to execute quickly and effectively, and may ultimately be unsuccessful. In addition, executive leadership and director transition periods are often difficult as such executives and directors gain more detailed knowledge of our operations, and friction can result from changes in strategy and management style. Management and board changes may inherently cause some loss of institutional knowledge, which can negatively affect strategy and execution. In addition, to the extent we experience management turnover, competition for top management is high and it may take months to find a candidate that meets our requirements. If we are unable to attract and retain qualified management personnel, our business could suffer.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.

Future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. These companies also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. As we move into new geographies, we will need to attract and recruit skilled personnel in those areas

and may face additional challenges in attracting, integrating and retaining international employees. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, our business will be adversely affected.

Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain our key employees. Employees may be more likely to leave us if the shares they own or the shares underlying their equity awards have significantly appreciated or depreciated in value. In addition, the authorized shares remaining under our 2018 Equity Incentive Plan may be insufficient to continue to provide equity incentives at levels that would be meaningful. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we seek to increase the authorized shares under our equity incentive plan or increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results, financial condition and cash flows would be adversely affected and the ownership of existing shareholders would be diluted.

If we fail to offer high-quality professional services and support, our business and reputation may suffer.

High-quality professional services and support, including training, implementation and consulting services, are important for the successful marketing, sale and use of our platform and for the renewal of subscriptions by existing customers. Professional services may be provided by us or by a third-party partner. The importance of high-quality professional services and support will increase as we expand our business and pursue new customers. If we or our third-party partners do not provide effective ongoing support, our ability to retain and expand use of our platform and related applications to existing customers may suffer, and our reputation with existing or potential customers may be harmed.

We continue to pursue strategies to reduce the amount of professional services required for a customer to begin to use and gain value from our platform, lower the overall costs of professional service fees to our customers, and improve the gross margin of our professional services business. If we are unable to successfully accomplish these objectives, our operating results, including our profit margins, may be harmed.

Catastrophic events may disrupt our business and impair our ability to provide our platform to customers, resulting in costs for remediation, customer dissatisfaction, and other business or financial losses.

Our operations depend, in part, on our ability to protect our facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. Despite precautions taken at our facilities, the occurrence of a natural disaster, epidemic or pandemic (such as the COVID-19 pandemic), an act of terrorism, vandalism or sabotage, spikes in usage volume or other unanticipated problems at a facility could result in lengthy interruptions in the availability of our platform. Even with current and planned disaster recovery arrangements, our business could be harmed. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce revenue, subject us to liability and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could harm our business.

Our long-term growth may depend in part on being able to expand internationally on a profitable basis.

Historically, we have generated a substantial majority of our revenue from customers inside the United States. For example, approximately 80%, and 80% of our total revenue for the years ended January 31, 2025 and 2026, respectively, was derived from sales within the United States. We continue to expand internationally and plan to continue to expand our international operations as part of our growth strategy. Expanding our international operations will subject us to a variety of risks and challenges, including:

- the need to make significant investments in people, solutions and infrastructure, typically well in advance of revenue generation;

- the need to localize and adapt our application for specific countries, including translation into foreign languages and associated expenses;

- potential changes in public or customer sentiment regarding cloud-based services or the ability of non-local enterprises to provide adequate data protection, particularly in the European Union (the E.U.);

- technical or latency issues in delivering our platform;

- dependence on certain third parties, including resellers with whom we do not have extensive experience;

- the lack of reference customers and other marketing assets in regional markets that are new or developing for us, as well as other adaptations in our market generation efforts that we may be slow to identify and implement;

- unexpected changes in regulatory requirements or taxes;

- actual or anticipated changes in international trade policies, including those resulting from tariffs, trade barriers and other trade regulations, as well as the actual or anticipated effect of such policies on us and our customers;

- differing labor regulations, especially in the E.U., where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

- challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

- difficulties in maintaining our company culture with a dispersed and distant workforce;

- difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

- currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we choose to do so in the future;

- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

- limited or insufficient intellectual property protection, or the risk that our products may conflict with, infringe or otherwise violate foreign intellectual property;

- political instability, terrorist activities or military conflicts (including Russia's invasion of Ukraine and hostilities in the Middle East);

- requirements to comply with foreign privacy, cybersecurity, and data protection laws and regulations and the risks and costs of noncompliance;

- likelihood of potential or actual violations of domestic and international anticorruption laws, such as the U.S. Foreign Corrupt Practices Act (the FCPA), and the U.K. Bribery Act, or of U.S. and international export control and sanctions regulations, which likelihood may increase with an increase of sales or operations in foreign jurisdictions and operations in certain industries;

- requirements to comply with U.S. export control and economic sanctions laws and regulations and other restrictions on international trade;

- likelihood that the United States and other governments and their agencies impose sanctions and embargoes on certain countries, their governments and designated parties, which may prohibit the export of certain technology, products, and services to such persons;

- adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash should we desire to do so; and

- our ability to recruit and engage local channel and implementation partners.

Any of these risks could adversely affect our international operations, reduce our international revenue or increase our operating costs, adversely affecting our business, operating results and financial condition and growth prospects. Our limited experience operating our business in certain geographies outside of the United States increases the risk that recent and any potential future expansion efforts will not be successful. If substantial time and resources invested to expand our international operations do not result in a successful outcome, our operating results and business may suffer.

In addition, compliance with laws and regulations applicable to our international operations increases the cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In addition, in many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and

procedures or U.S. laws and regulations applicable to us. There can be no assurance that all of our employees, contractors, and agents will comply with the formal policies we will implement, or applicable laws and regulations. Violations of laws or key control policies by our employees, contractors, channel partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties, or the prohibition of the importation or exportation of our software and services and could adversely affect our business and operating results.

Some of our business partners also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

Future changes in the regulations and laws of the United States, or those of the international markets in which we do business, could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the internet and software, in the United States as well as the international markets in which we do business. These regulations and laws may cover employment, taxation, tariffs, privacy, cybersecurity, data protection, pricing, content, copyrights and other intellectual property, mobile communications, electronic contracts and other communications, consumer protection, unencumbered internet access to our services, the design and operation of websites, artificial intelligence, and the characteristics and quality of software and services. It is possible changes to these regulations and laws, as well as compliance challenges related to the complexity of multiple, conflicting and changing sets of applicable regulations and laws, may impact our sales, operations, and future growth.

Future acquisitions could disrupt our business and adversely affect our operating results, financial condition and cash flows.

We may make acquisitions that could be material to our business, operating results, financial condition and cash flows. Our ability as an organization to successfully acquire and integrate technologies or businesses is unproven. Acquisitions involve many risks, including the following:

- an acquisition may negatively affect our operating results, financial condition or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

- an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

- an acquisition may result in a delay or reduction of customer purchases for both us and the company we acquired due to customer uncertainty about continuity and effectiveness of service from either company;

- we may encounter difficulties in, or may be unable to, successfully sell any acquired products;

- an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

- the potential strain on our financial and managerial controls and reporting systems and procedures;

- potential known and unknown liabilities, compliance risks, cybersecurity risks, privacy risks, or other risks associated with an acquired company;

- if we incur debt to fund such acquisitions, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants;

- the risk of impairment charges related to potential write-downs of acquired assets or goodwill in future acquisitions;

- to the extent that we issue a significant amount of equity or convertible debt securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease; and

- managing the varying intellectual property protection strategies and other activities of an acquired company.

We may not succeed in addressing these or other risks or any other problems encountered in connection with the integration of any acquired business. The inability to integrate successfully the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could have a material adverse effect on our business, operating results, financial condition and cash flows.

Governmental export or import controls could limit our ability to compete in foreign markets and subject us to liability if we violate them.

Our software is subject to U.S. export controls, and we incorporate encryption technology into our platform. These products and the underlying technology may be exported only with the required export authorizations, including by license, a license exception or other appropriate government authorizations. U.S. export controls may require submission of a product classification and annual or semi-annual reports. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export authorization for our platform, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our platform, including with respect to new releases of our platform, may create delays in the introduction of our product releases in international markets, prevent customers with international operations from deploying our platform or, in some cases, prevent the export of our platform to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, we may be fined or other penalties could be imposed, including a denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell subscriptions to our platform to, existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell subscriptions to our platform would likely adversely affect our business, financial condition and operating results.

Failure to comply with anti-bribery, anti-corruption, and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.K. Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions both domestic and abroad. Anti-corruption, anti-bribery, and anti-money laundering laws have been enforced aggressively in recent years and are interpreted broadly and generally prohibit companies and their directors, officers, employees and agents from promising, authorizing, making or offering improper payments or other benefits to government officials and others in the private sector. Such laws apply to our agents/third parties, and we leverage third parties, including channel partners, to sell subscriptions to our platform and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA or other applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, a significant diversion of management's resources and attention or suspension or debarment from U.S. government contracts, all of which may have a material adverse effect on our reputation, business, operating results and prospects.

Risks Related to Privacy and Cybersecurity

We are subject to governmental laws, regulation and other legal obligations, particularly those related to privacy, data protection and cybersecurity, and any actual or perceived failure to comply with such obligations could impair our efforts to maintain and expand our customer base, causing our growth to be limited and harming our business.

We receive, store, and otherwise process personal information and other data from and about customers and other individuals in addition to our employees and service providers. Our handling of data is subject to a variety of laws and

regulations, including regulation by various government agencies, such as the U.S. Federal Trade Commission (the FTC) and various state, local, and foreign agencies. Our data handling also is subject to contractual obligations and may be alleged or deemed to be subject to industry standards, including certain industry standards that we undertake to comply with.

In the United States, various laws and regulations apply to the collection, disclosure, and other processing of certain types of data, including with respect to security measures used to protect such data. Additionally, the FTC and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the collection, use, dissemination, security, and other processing of data. The laws and regulations relating to privacy and cybersecurity are evolving, can be subject to significant change, and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, California in 2018 enacted the California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020. The CCPA requires covered companies to, among other things, provide disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information. Additionally, the California Privacy Rights Act (CPRA) was approved by California voters in November 2020 and became effective January 1, 2023. The CPRA amended and expanded the CCPA in numerous respects, including by expanding the CCPA's private right of action. Following enactment of the CCPA, many other states have adopted or considered privacy legislation, many of which are comprehensive laws similar to the CCPA and CPRA. For example, Virginia, Colorado, Utah, and Connecticut have adopted such legislation that became effective in 2023, Texas, Montana, Oregon, and Florida have adopted such legislation that became effective in 2024, Delaware, Iowa, Maryland, Minnesota, Nebraska, New Hampshire, New Jersey, and Tennessee have adopted such legislation that became effective in 2025, and Indiana, Kentucky, and Rhode Island have adopted such legislation that has become effective in 2026. Broad federal privacy legislation has also been proposed. In 2025, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places restrictions on data transactions involving sensitive personal data and certain "Countries of Concern" and "Covered Persons" (i.e., individuals and entities located in or controlled by individuals or entities located in those jurisdictions). Additionally, states have adopted other laws and regulations relating to privacy and cybersecurity, such as Washington's My Health, My Data Act, which includes a private right of action. The U.S. Department of Justice also has issued rules restricting, and imposing requirements in connection with, certain bulk transfers of sensitive personal information. These and other new and evolving laws and regulations relating to privacy in the U.S. could increase our potential liability and adversely affect our business. Aspects of these laws and regulations and their interpretation and enforcement remain uncertain. We cannot fully predict the impact of these or other new and evolving laws and regulations relating to privacy and cybersecurity on our business or operations, but they may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

In addition, several foreign countries and governmental bodies, including the E.U., as well as the United Kingdom, Australia, India, and Japan, where we maintain offices or other operational presences, have laws and regulations dealing with the handling and processing of personal data obtained from their residents, which in certain cases are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, access, use, storage, security, disclosure, and other processing of various types of data, including data that identifies or may be used to identify an individual. Such laws and regulations may be modified or subject to new or different interpretations, and new laws and regulations may be enacted in the future. Within the E.U., in May 2018, a far-reaching regulation governing data and privacy practices called the General Data Protection Regulation (GDPR) became effective. The GDPR includes stringent operational requirements for processors and controllers of personal data and imposes significant penalties for noncompliance of up to the greater of €20 million or 4% of global annual revenues. Complying with the GDPR, the CCPA, and other laws and regulations governing privacy, data protection, and cybersecurity may cause us to incur substantial operational costs or require us to modify our data handling practices. Actual or alleged noncompliance could result in proceedings against us by governmental authorities or others (including a private right of action for affected individuals in certain instances) and substantial penalties, fines, and other liabilities, and may otherwise adversely impact our business, financial condition, and operating results.

Further, the United Kingdom has enacted a Data Protection Act and a version of the GDPR referred to as the UK GDPR that, collectively, substantially implement the GDPR in the United Kingdom and provide for penalties of up to the greater of £17.5 million and 4% of total annual revenue. Uncertainty remains, however, regarding aspects of data protection in the United Kingdom in the medium to long term. The United Kingdom made targeted amendments to its data protection regime in the UK Data (Use and Access) Act 2025, causing the United Kingdom's data protection regime to differ more significantly from the GDPR. On June 28, 2021, the European Commission announced a decision of "adequacy" concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which generally permitted personal data flows from the European Economic Area to the United Kingdom. This adequacy determination was renewed in December 2025 to

extend through December 2031, but it may be modified or revoked in the interim. Further, United Kingdom data protection law imposes restrictions on personal data transfers to the U.S., similar to those imposed by the GDPR, and the United Kingdom's Information Commissioner's Office issued new standard contractual clauses, effective March 21, 2022, that are required to be implemented.

We previously were certified under the E.U.-U.S. Privacy Shield and the Swiss-U.S. Privacy Shield with respect to our transfer of certain personal data from the E.U. and Switzerland to the United States. The E.U.-U.S. Privacy Shield framework and the use of E.U. Standard Contractual Clauses (the SCCs) to protect data exports between the E.U. and the U.S. have been subject to legal challenges in the E.U, and on July 16, 2020, the Court of Justice of the European Union (the CJEU), Europe's highest court, held in the "Schrems II" case that the E.U.-U.S. Privacy Shield was invalid, and imposed additional obligations in connection with the use of the SCCs. The Swiss data protection and information commissioner subsequently concluded that the Swiss-U.S. Privacy Shield was invalid on similar grounds. The European Commission issued new SCCs on June 4, 2021, addressing aspects of the CJEU's opinion in the Schrems II case, which were required to be implemented. The European Commission and United States agreed in principle in March 2022 to a new EU-U.S. Data Privacy Framework (DPF), with respect to the European Commission adopted an adequacy decision in July 2023, allowing the DPF to be implemented and available for participating entities to use to legitimize transfers of personal data from the E.U. to the U.S. We have self-certified to the DPF, the Swiss-U.S. Data Privacy Framework, and the United Kingdom Extension to the DPF. The DPF has faced legal challenge, and each of these frameworks may be subject to legal challenge in the future. Additionally, the European Commission's adequacy decision regarding the DPF provides that it will be subject to future reviews and may be subject to suspension, amendment, repeal, or limitations to its scope by the European Commission. Numerous laws and regulations in other jurisdictions also have been enacted or modified in manners imposing data transfer restrictions, and we and many other companies may need to implement different or additional measures to establish or maintain legitimate means for the transfer and receipt of personal data from the E.U., Switzerland, the United Kingdom, or other countries or regions to the U.S., and we may, in addition to other impacts, be required to engage in additional contractual negotiations and experience additional costs associated with increased compliance burdens, and we and our customers face the potential for regulators to apply different standards to the transfer of personal data from the E.U., Switzerland, the United Kingdom, or other regions to the U.S., and to block or require additional measures taken with respect to certain data flows from the E.U., Switzerland, the United Kingdom, or other regions to the U.S. We and our customers may face a risk of enforcement actions or other proceedings by regulatory authorities relating to personal data transfers. Any such proceedings could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results, and financial condition. We may be at risk of experiencing reluctance or refusal of European or multi-national customers to use our solutions and being subject to regulatory action or incurring penalties. Any of these developments may have an adverse effect on our business.

Other jurisdictions have adopted laws and regulations addressing privacy, data protection, and cybersecurity, many of which share similarities with the GDPR. For example, Law no. 13.709/2018 of Brazil, the Lei Geral de Proteção de Dados Pessoais (LGPD) entered into effect in 2020, authorizing a private right of action for violations. Penalties include fines of up to 2% of the organization's revenue in Brazil in the previous year or 50 million Brazilian reais. The LGPD applies to businesses (both inside and outside Brazil) that process the personal data of users who are located in Brazil. The LGPD provides users with similar rights as the GDPR regarding their data. Additionally, the Personal Information Protection Law (PIPL) of the People's Republic of China (PRC) was adopted and went into effect in 2021. The PIPL shares similarities with the GDPR, including extraterritorial application, data minimization, data localization, and purpose limitation requirements, and obligations to provide certain notices and rights to PRC citizens. The PIPL allows for fines of up to 50 million renminbi or 5% of a covered company's revenue in the prior year.

Additionally, we may be or become subject to data localization laws mandating that data collected in a foreign country be processed only within that country. These or other laws relating to privacy or data protection could require us to expand data storage facilities in foreign jurisdictions or to obtain new local data storage in such countries. The expenditures this would require, as well as costs of compliance generally, could harm our financial condition. The regulatory environment applicable to the collection, use, and other processing of, and security measures with respect to, personal data of residents of the E.U., United Kingdom, Switzerland, Brazil, the PRC, and other foreign jurisdictions, and our actions taken in response, may cause us to be required to undertake additional contractual negotiations, modify policies and procedures, and otherwise to assume additional liabilities or incur additional costs, and could result in harm to our business, operating results, and financial condition.

We enter into business associate agreements with our customers who require them in order to comply with the U.S. Health Insurance Portability and Accountability Act (HIPAA) and the Health Information Technology for Economic and Clinical Health Act, and therefore we are directly subject to certain provisions of HIPAA applicable to business associates. We may collect and process protected health information as part of our designated service, which may subject us to a number of data protection, security, privacy, and other government- and industry-specific requirements. In addition, if we are unable to comply with our obligations relating to the protection and processing of protected health information, we could be found to have breached our contracts with customers with whom we have a business associate relationship. Noncompliance with laws and regulations relating to privacy and security of personal information, including HIPAA, or with contractual obligations, including under any business associate agreement, may lead to significant fines, civil and criminal penalties, and other liabilities. The U.S. Department of Health and Human Services (HHS) audits the compliance of business associates and enforces HIPAA privacy and security standards. HHS enforcement activity has increased in recent years and HHS has signaled its intent to continue this trend. Implementing rules under HIPAA addressing privacy, and a related statute addressing security, are the subject of final and proposed modifications, respectively. In addition to HHS, state attorneys general are authorized to bring civil actions seeking either injunctions or damages to the extent violations implicate the privacy of state residents.

We expect laws, regulations, industry standards and other obligations worldwide relating to privacy, data protection, and cybersecurity to continue to evolve, and that there will continue to be new, modified, and re-interpreted laws, regulations, standards, and other obligations in these areas. For example, the Network and Information Security Directive II (NIS2), adopted in 2023, aims to enhance cybersecurity across critical infrastructure and essential services in the E.U. It expands the scope of the 2016 NIS Directive to include additional sectors while enforcing stricter governance and accountability requirements. NIS2 requires all 27 E.U. member states to issue implementing legislation by October 2024; however, several E.U. member states have not finalized their respective legislation and guidance. Additionally, the Digital Operational Resiliency Act (DORA) became effective on January 17, 2025, and aims to establish a universal framework for managing and mitigating information and communication technology risk that will apply to entities in the financial sector and their third-party cloud service providers.

Federal, state, and foreign laws, regulations, and other actual or asserted obligations relating to privacy, data protection, or cybersecurity may be interpreted and applied in manners that are, or are alleged to be, inconsistent with our practices. Any failure or perceived failure by us to comply with federal, state, or foreign laws, regulations, policies, legal or contractual obligations, industry standards, regulatory guidance or other actual or asserted obligations relating to privacy, data protection, cybersecurity, marketing, or consumer communications may result in governmental investigations and enforcement actions, claims, demands, and litigation by private entities, fines, penalties, and other liabilities, harm to our reputation and adverse publicity, and could cause our customers and partners to lose trust in us, which could materially affect our business, operating results, and financial condition. We expect that there will continue to be new laws, regulations, industry standards and other actual and asserted obligations relating to privacy, data protection, cybersecurity, marketing, and consumer communications proposed and enacted or otherwise implemented in the United States, the E.U., and other jurisdictions, and we cannot fully predict the impact such future laws, regulations, standards, and obligations may have on our business. Future laws, regulations, standards, and other actual or asserted obligations, or any changed interpretation of existing laws or regulations could impair our ability to develop and market new features and maintain and grow our customer base and increase revenue. Future restrictions on the collection, use, sharing, disclosure, or other processing of data could require us to incur additional costs or modify our platform, possibly in a material manner, which we may be unable to achieve in a commercially reasonable manner or at all, and which could limit our ability to develop new features.

In addition to the privacy and data protection regulations described above, our business is also subject to contractual obligations to maintain compliance with leading security frameworks and standards such as SOC 1 and SOC 2 (with HIPAA validation); International Organization for Standardization (ISO) and the International Electrotechnical Commission (IEC) standards for ISO 27001 and ISO 27018; HITRUST Alliance's HITRUST CSF (with HIPAA validation); and Texas Department of Information Resources' TX-RAMP certification. Any failure or perceived failure by us to comply with these contractual obligations, industry standards, regulatory guidance or other actual or asserted obligations relating to privacy, data protection and cybersecurity may result in loss of certification, governmental investigations and enforcement actions, claims, demands, and litigation by private entities, fines, penalties, and other liabilities, harm to our reputation and adverse publicity, and could cause our customers and partners to lose trust in us, which could materially affect our business, operating results, and financial condition.

If our network, application, or computer systems are breached or unauthorized access to customer data or other sensitive data is otherwise obtained or if we experience any other type of security incident, our platform may be perceived as insecure and we may lose existing customers or fail to attract new customers, operations may be disrupted if systems or data become unavailable, our reputation may be damaged and we may incur significant remediation costs or liabilities, including regulatory fines for violation of compliance requirements.

As a provider of cloud-based platform services, our operations involve the storage, transmission, and other processing of large amounts of our customers' confidential and proprietary information, and we also collect, store, transmit, and otherwise process sensitive corporate, personal, and other information relating to our business and operations, including intellectual property, proprietary business information, personally identifiable information, and other confidential information. Cyber-attacks and other malicious internet-based activity continue to increase generally in both frequency and sophistication (including the use of emerging artificial intelligence technologies), and cloud-based platform providers of software and services have been targeted. Many of our employees work remotely at least part of the time, which may pose additional cybersecurity risks. Within cloud service delivery organizations, there is an increased threat from both targeted and non-targeted activities. These activities may originate from threat actor groups with various motivations, including cyber espionage, financial or ideological motivations. We may also face numerous types of attacks, including financial attacks in the form of ransomware/cyber extortion, artificial intelligence-assisted deepfake attacks and disinformation campaigns, fraud, misappropriation of resources (such as, for instance, cryptocurrency mining operations using Domo resources), and malicious attacks such as distributed denial of service with the intention to cause extended period of service downtime, as well as other types of security incidents which could prevent customers from accessing our products and services. Attackers may, in addition to other motivations, seek to render unavailable, destroy, or modify, access, or disclose without authorization the various types of data we store or otherwise process, including our own data, our customers' data generally, or data of specific customers. Our employees and contractors who have access to our customers' data as well as customer personal information and/or company data could be a victim of social engineering tactics such as phishing and business email compromise, which could further lead to malware and/or ransomware being installed on our company assets and which could cause a potential compromise of systems and information. In addition, as we host our platform on third-party cloud hosting services offered by the leading cloud hosting providers, any misconfiguration in the cloud due to our own unintentional error or lack of understanding, or any exploitation of vulnerabilities on those cloud hosting providers' technology, could lead to unauthorized access, misuse, acquisition, disclosure, loss, alteration, destruction, or other unauthorized processing of our and our customers' data, including confidential, sensitive, and personal information.

We engage third-party hosting and other service providers to store and otherwise process some of our and our customers' data, including confidential, sensitive, and personal information relating. Our service providers may also be the targets of cyberattacks and other malicious activity, or may experience security incidents caused by other factors. While we have established a formal third-party security risk assessment process to address security risks for our company relating to our key third-party service providers, our ability to monitor our service providers' security measures is limited, and, in any event, third parties or insider threats may be able to circumvent those security measures or our own security measures, resulting in unavailability of or unauthorized access to, misuse, acquisition, disclosure, loss, alteration, destruction, or other unauthorized processing of our and our customers' data, including confidential, sensitive, and personal information. We also use and rely on several open source libraries and packages while developing our product and if such libraries or packages are vulnerable and are exploited, our ability to address such vulnerabilities in a timely manner may be limited and may result in disruptions to our platform or operations and in unavailability of or unauthorized access to, misuse, acquisition, disclosure, loss, alteration, destruction, or other unauthorized processing of our and our customers' data, including confidential, sensitive, and personal information. We also deploy code generated by artificial intelligence (AI) tools, and improper or inadequate vetting of AI-generated code for any security related vulnerabilities may result in exploitation of such vulnerabilities leading to disruption, unauthorized access to our infrastructure, our confidential data or our customers' data.

Additionally, there have been and may continue to be significant supply chain cyber-attacks generally, and our third-party service providers and business partners may be targeted or impacted by such attacks. We cannot guarantee that our systems and networks or those of our vendors, service providers, or business partners have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach or compromise of or disruption to our systems and networks or the systems and networks of third parties that support us and our services. Malicious actors may be able to circumvent security measures, resulting in unavailability of, unauthorized access to, misuse, disclosure, loss, unavailability, destruction, or other unauthorized processing of our and our customers' data, including confidential, sensitive, and personal information. We and our service providers may also face difficulties or delays in identifying, remediating, and otherwise responding to cyberattacks and other security breaches and incidents. Because the techniques used and vulnerabilities exploited to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they

are launched against a target, we and our third-party service providers may be unable to anticipate these techniques or vulnerabilities or implement adequate preventative measures. We and our third-party service providers may also experience security breaches and incidents that remain undetected for an extended period.

Use of generative artificial intelligence (GenAI) technologies may result in GenAI providers having access to and processing sensitive information, intellectual property, source code, trade secrets, and other data, through direct user input or the API, including customer confidential information. Such exposure can result from contractual (for example, with customers) or regulatory obligations (such as CCPA, GDPR, HIPAA). Furthermore, if the GenAI platform's own systems and infrastructure are not secure, security breaches or incidents may occur and lead to the unauthorized exposure of confidential information such as customer data, financial information, and proprietary business information, or it may be believed or asserted that one or more of these has occurred. Any of these circumstances may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business. Threat actors could also use GenAI and other forms of artificial intelligence for malicious purposes, increasing the frequency or intensity of attacks and the complexity level some are currently capable of, e.g. phishing attacks, fraud, social engineering, and other possible malicious use, such as with writing malware. Code generated by GenAI could potentially be used and deployed without a proper security audit or code review to find vulnerable or malicious components. This could cause widespread deployment of vulnerable code within our systems.

In addition, insider threats pose significant risks to our business, potentially compromising the confidentiality, integrity, and availability of customer data, our business information and the overall reputation of the organization. As employees or trusted individuals have authorized access to our systems and customer data, malicious insiders may intentionally abuse their privileges, leading to actual or perceived security breaches or incidents, intellectual property theft or misappropriation, or unauthorized access to, or use of, systems or data. Additionally, insiders may inadvertently access, use, expose, or otherwise process without authorization customer data or confidential, sensitive, or personal information, or engage in unauthorized access to or use of company devices, networks, systems, or other resources, due to error, negligence, lack of awareness, or otherwise. We have suffered certain of these incidents in the past and expect that they will occur in the future.

From time to time, third parties have published, and may publish, unauthorized websites that give a false impression of being official Domo websites. Purveyors of these unauthorized websites may deceive job applicants, potential customers, and other third parties into believing they are interacting with us and may, among other things, collect and misuse their personal information or purport to charge them money in connection with submitting a job application, or performing a task pertaining to the Domo application, such as testing the application to optimize performance. These activities may disrupt our sales, human resources, and other functions, significantly harm our brand, reputation and market position, and result in claims, demands, inquiries, and potential liabilities.

Any security breach, security incident, or similar event impacting our platform, our networks or systems, or any systems or networks of our service providers, whether as a result of third-party action, insider attacks, employee or service provider error or malfeasance, phishing or smishing attacks, ransomware or other malware, social engineering, or otherwise, could result in unauthorized access to or use of our platform, disruptions to our platform or other aspects of our operations, the loss, alteration or unavailability of, or unauthorized access to or acquisition or other processing of, data or intellectual property of ourselves or our customers. Additionally, any such breach or incident, or unauthorized use of company resources, or any perception that any such event has occurred, may result in a loss of business, severe reputational or brand damage adversely affecting customer, partner, or investor confidence, regulatory investigations, demands, and orders, litigation or other claims, demands, or proceedings by governmental authorities or private parties, indemnity obligations, damages for contract breach, penalties for violation of applicable laws, regulations, or contractual obligations, and significant costs for remediation that may include liability for stolen assets or information and repair of system damage that may have been caused, incentives offered to customers or other business partners in an effort to maintain business relationships after a breach, incident, or other event, and other liabilities, as well as harm to our sales efforts and expansion into existing and new markets.

We could be required to expend significant capital and other resources to alleviate problems caused by actual or perceived security breaches, incidents, or other events and to remediate our systems, we could be exposed to a risk of loss, litigation or regulatory action and possible liability, and our ability to operate our business may be impaired. Additionally, actual, potential, or anticipated attacks, security breaches or incidents, or other events, may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Due to political and macroeconomic uncertainty and military actions associated with geopolitical events such as Russia's invasion of Ukraine and hostilities in the Middle East, we and our third-party service providers may be vulnerable to a heightened risk of cybersecurity attacks, phishing attacks, viruses, malware, ransomware, hacking, distributed denial of service, or similar breaches and incidents from nation-state and affiliated actors, including attacks that could materially disrupt our systems, operations, and platform. In addition, if the security measures of our customers are compromised, even without any actual compromise of our platform or systems or any networks or systems of our service providers, we may face negative publicity or reputational harm if customers or others incorrectly attribute the blame for such security breaches or other incidents to us, our platform, our systems or networks, or those of our service providers. Similarly, we may face reputational harm if any security breach or incident is caused by or otherwise attributed to our employees, vendors, or service providers as a result of inadvertent error, malfeasance, an insider attack, or otherwise. If customers or partners believe that our platform does not provide adequate security for the storage of personal or other sensitive information or its transmission over the internet, our business will be harmed. Customers' concerns about security or privacy may deter them from using our platform for activities that involve personal or other sensitive information.

Our insurance covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liability. Although we maintain insurance for liabilities incurred as a result of certain matters relating to privacy and cybersecurity, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Additionally, with cybersecurity a critical competitive factor in our industry, we make public statements in our privacy policies, on our website, and elsewhere describing the security of our platform. Should any of these statements be untrue, become untrue, or be perceived to be untrue, even if through circumstances beyond our reasonable control, we may face claims, including claims of unfair or deceptive trade practices, and related investigations, enforcement actions or other proceedings, brought by the FTC, state, local, or foreign regulators, and private litigants, which may result in fines, penalties, and other liabilities, and which may have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Real or perceived errors, failures, or bugs in our platform could adversely affect our operating results and growth prospects.

We update our platform on a frequent basis. Despite efforts to test our updates, errors, failures or bugs may not be found in our platform until after the update is deployed to our customers. We have discovered and expect we will continue to discover errors, failures and bugs in our platform and anticipate that certain of these errors, failures and bugs will only be discovered and remediated after deployment to customers. Real or perceived errors, failures or bugs in our platform could result in negative publicity, government inquiries, loss of or delay in market acceptance of our platform, loss of competitive position, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

We implement bug fixes and upgrades as part of our regular system maintenance, which may lead to system downtime. Even if we are able to implement the bug fixes and upgrades in a timely manner, any history of inaccuracies in the data we process for our customers, or the loss, damage, unauthorized access to or acquisition of, or inadvertent release or exposure of customer data could cause our reputation to be harmed and result in claims against us, and customers may elect not to purchase or renew their agreements with us or we may incur increased insurance costs. The costs associated with any material defects or errors in our software or other performance problems may be substantial and could harm our operating results.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

Our continued growth depends in part on the ability of existing and potential customers to access our platform at any time. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new capabilities, human or technology errors, distributed denial of service attacks, or other security related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our platform becomes more complex and user

traffic increases. If our platform is unavailable or if users are unable to access our platform within a reasonable amount of time, or at all, our business will be harmed.

We also rely on SaaS and other technologies from third parties (including artificial intelligence technologies and services) in order to operate critical functions of our business. To the extent that our third-party service providers experience outages, disruptions, or other performance problems, or to the extent we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected. In addition, if our agreements with third-party software or services vendors are not renewed or the third-party software or services become obsolete, fail to function properly, are incompatible with future versions of our products or services, are defective or otherwise fail to address our needs, there is no assurance that we would be able to replace the functionality provided by the third-party software or services with software or services from alternative providers.

We have taken steps to increase redundancy in our platform and infrastructure and have plans in place to mitigate events that could disrupt our platform's service. However, there can be no assurance that these efforts would protect against interruptions or performance problems.

Risks Related to Our Intellectual Property

Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation would likely adversely affect our business and operating results.

We believe that maintaining and enhancing the Domo brand identity and our reputation are critical to our relationships with customers and channel partners and to our ability to attract new customers and channel partners. We also believe that the importance of our brand recognition and reputation will continue to increase as competition in our market continues to develop. Our success in this area will depend on a wide range of factors, some of which are beyond our control, including the following:

- the efficacy of our marketing efforts;

- our ability to maintain a high-quality, innovative and error- and bug-free platform;

- our ability to obtain new customers and retain and increase usage by existing customers;

- our ability to maintain high customer satisfaction;

- the quality and perceived value of our platform;

- our ability to obtain, maintain and enforce trademarks and other indicia of origin that are valuable to our brand;

- our ability to successfully differentiate our platform from competitors' products;

- actions of competitors and other third parties;

- our ability to provide customer support and professional services;

- any actual or perceived security breach or data loss, or misuse or perceived misuse of our platform;

- positive or negative publicity;

- interruptions, delays or attacks on our platform;

- challenges with customer adoption and use of our platform on mobile devices or problems encountered in developing or supporting enhancements to our mobile applications; and

- litigation or regulatory related developments.

If our brand promotion activities are not successful, our operating results and growth may be harmed.

Independent industry analysts often provide reviews of our platform, as well as competitors' products, and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of competitors' products and services, our brand may be adversely affected.

Furthermore, negative publicity, whether or not justified, relating to events or activities attributed to us, our current or former employees, partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity may reduce demand for our platform, make it difficult for us to attract and retain employees, and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brand may be costly and time consuming, and such efforts may not ultimately be successful.

Third-party claims that we are infringing or otherwise violating the intellectual property rights of others, whether successful or not, could subject us to costly and time-consuming litigation or require us to obtain expensive licenses, and our business could be harmed.

The technology industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual property rights. Companies in the technology industry must often defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Third parties, including our competitors, may own patents or other intellectual property rights that cover aspects of our technology or business methods and may assert patent or other intellectual property rights against us and others in the industry. In addition, our customers' development and use of artificial intelligence may result in increased claims of infringement or other claims, including those based on unauthorized use of third-party technology or content. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as "patent trolls," have purchased patents and other intellectual property assets for the purpose of making claims of infringement or other violation of intellectual property rights in order to extract settlements. From time to time, we have received and may receive in the future threatening letters, notices or "invitations to license," or may be the subject of claims that our technology and business operations infringe or otherwise violate the intellectual property rights of others. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management's attention and resources, damage our reputation and brand and cause us to incur significant expenses. Claims of intellectual property infringement or other violations of intellectual property rights might require us to stop using technology found to infringe or violate a third party's rights, redesign our platform, which could require significant effort and expense and cause delays of releases, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our platform. If we cannot or do not license the infringed or otherwise violated technology on commercially reasonable terms or at all, or substitute similar technology from another source, we could be forced to limit or stop selling our platform, we may not be able to meet our obligations to customers under our customer contracts, revenue and operating results could be adversely impacted, and we may be unable to compete effectively. Even if we are successful in defending against allegations of intellectual property infringement, litigation may be costly and may divert the time and other resources of our management. Additionally, customers may not purchase our platform if they are concerned that they may infringe or otherwise violate third-party intellectual property rights. The occurrence of any of these events may harm our business.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement or other violations of intellectual property rights, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could harm our business, results of operations and financial condition. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

The success of our business depends in part on our ability to protect and enforce our intellectual property rights.

Our success is dependent, in part, upon protecting our proprietary technology. Our current patents, and any patents issued in the future, may not provide us with any competitive advantages or may be challenged by third parties. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain.

Any patents that are issued may subsequently be invalidated or otherwise limited, allowing other companies to develop offerings that compete with ours, which could adversely affect our competitive business position, business prospects and

financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Patent applications in the United States are typically not published until 18 months after filing or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to use the inventions claimed in our issued patents or pending patent applications or otherwise used in our platform, that we were the first to file for protection in our patent applications, or that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our patented technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our platform is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States (in particular, some foreign jurisdictions do not permit patent protection for software), and mechanisms for enforcement of intellectual property rights may be inadequate. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States, including the America Invents Act, and other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to prevent third parties (including artificial intelligence technologies and services) from infringing upon or misappropriating our intellectual property.

Although we generally enter into confidentiality and invention assignment agreements with our employees and consultants that have access to material confidential information and enter into confidentiality agreements with our customers and the parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to and distribution of our platform and propriety information or prevent reverse engineering. Further, these agreements may not prevent competitors from independently developing technologies that are substantially equivalent or superior to our platform, and we may be unable to prevent this competition. In addition, from time to time, we have engaged consultants and developers located outside of the United States to assist with the development of our technology and intellectual property. Each jurisdiction has different rules regarding the language and procedures required to effectively assign to us certain intellectual property rights, and we may not have effectively implemented such language and procedures in each jurisdiction on every occasion, which may also limit our ability to perfect and protect our technology and intellectual property rights.

Unauthorized use of our intellectual property may have already occurred or may occur in the future. Furthermore, given intellectual property ownership and license rights surrounding artificial intelligence, such as generative artificial intelligence, are currently not fully addressed by courts or regulators, we may not be able to protect our intellectual property against infringing use and our use or adoption of artificial intelligence may result in exposure to claims by third parties. We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. We may not prevail in any lawsuits that we initiate. Any litigation, whether or not resolved in our favor, could subject us to substantial costs, divert resources and the attention of management and technical personnel from our business and adversely affect our business. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new features or enhancements, result in our substituting inferior or more costly technologies into our platform, or injure our reputation.

We may initiate claims or litigation against third parties for infringement or other violation of our proprietary rights or to establish the validity of our proprietary rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert counterclaims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially viable. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results, financial condition and cash flows.

Risks Related to Our Corporate Governance

The dual class structure of our common stock has the effect of concentrating voting control with Joshua G. James, our founder and chief executive officer, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our Class A common stock has 40 votes per share, and our Class B common stock has one vote per share. Joshua G. James, our founder and chief executive officer, beneficially owns all of our outstanding shares of Class A common stock

through Cocolalla, LLC, of which he is the managing member, and as of January 31, 2026, beneficially controlled approximately 78% of the voting power of our outstanding capital stock and therefore is able to control all matters submitted to our stockholders for approval. Mr. James may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company and might ultimately affect the market price of our Class B common stock.

Future transfers by the holder of Class A common stock will generally result in those shares converting into shares of Class B common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. Mr. James has informed us he and Cocolalla, LLC have entered into arrangements under which he has pledged all of such shares in addition to Class B shares held by him to secure a loan with a financial institution. If these shares were to be sold or otherwise transferred upon default of the underlying loan, the market price of our Class B common stock could decline or be volatile or certain governance provisions in our certificate of incorporation may be triggered, resulting in changes to our corporate governance structure. For additional information, see the section of this report captioned "—Other Risks Related to Ownership of Our Class B Common Stock—Future sales of our Class B common stock in the public market could cause our stock price to fall."

We are a "controlled company" within the meaning of Nasdaq rules, and as a result may choose to rely on exemptions from certain corporate governance requirements.

We qualify as a "controlled company" under the corporate governance rules of The Nasdaq Stock Market because our founder and chief executive officer, and entities beneficially owned by him, control more than fifty percent of the voting power of our outstanding common stock. Although, as of the date of this report, the composition of our board of directors and its committees currently complies with applicable corporate governance rules of The Nasdaq Stock Market, we have previously, and may in the future rely, on the foregoing exemptions provided to controlled companies under the corporate governance rules of The Nasdaq Stock Market. If we, in the future, rely on these "controlled company" exemptions, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If we cease to be a "controlled company" and our shares continue to be listed on The Nasdaq Global Market, we will be required to comply with these provisions within the applicable transition periods.

We cannot predict the impact our dual class structure may have on our stock price or our business.

We cannot predict whether our dual class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of our initial public offering, including our executive officers, employees and directors and their affiliates, will result in a lower or more volatile market price of our Class B common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell announced that it plans to require new constituents of its indexes to have greater than 5% of the company's voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indexes. Because of our dual class structure, we will likely be excluded from these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class B common stock less attractive to other investors. As a result, the market price of our Class B common stock could be adversely affected.

Risks Related to Our Financial Reporting and Disclosure

Our reported financial results may be harmed by changes in the accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the Securities and Exchange Commission (the SEC) and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Other companies in our industry may apply these accounting principles differently than we do, adversely affecting the comparability of our financial statements.

We have incurred and will continue to incur increased costs by being a public company, including costs to maintain adequate internal control over our financial and management systems.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements.

We have also incurred and will continue to incur costs associated with corporate governance requirements, including requirements of the SEC and The Nasdaq Stock Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may have more difficulty attracting and retaining qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the additional costs we may incur or the timing of such costs.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404 of the Sarbanes-Oxley Act (Section 404) requires us to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal controls over financial reporting. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Other Risks Related to Ownership of Our Class B Common Stock

The market price of our Class B common stock may be volatile, and the value of your investment could decline significantly.

The trading price of our Class B common stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. The following factors, in addition to other risks described in this report, may have a significant effect on our Class B common stock price:

- actual or anticipated fluctuations in revenue and other operating results, including as a result of the addition or loss of any number of customers;

- announcements by us or competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of us, changes in ratings, key metrics and financial estimates and the publication of other news by any securities analysts who follow our company, or our failure to meet these analyst estimates or the expectations of investors;

- changes in operating performance and stock market valuations of cloud-based software or other technology companies, or those in our industry in particular;

- the size of our public float;

- price and volume fluctuations in the trading of our Class B common stock and in the overall stock market, including as a result of trends in the economy as a whole or in the technology industry;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business or industry, including those relating to privacy, data protection, and cybersecurity;

- lawsuits threatened or filed against us for claims relating to intellectual property, employment issues or otherwise;

- actual or perceived data breach or data loss, or misuse or perceived misuse of our platform;

- changes in our board of directors or management;

- short sales, hedging and other derivative transactions involving our Class B common stock;

- sales of large blocks of our common stock including sales by our executive officers, directors and significant stockholders; and

- other events or factors, including those resulting from war, incidents of terrorism, public health epidemics or pandemics, bank failures, changes in general economic, industry and market conditions and trends, natural disasters, or responses to any of these events or factors that may affect our operations.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect our stock price, regardless of our actual operating performance. In addition, in the past, securities class action litigation has often been instituted against companies whose stock prices have declined, especially following periods of volatility in the overall market. Securities class action litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, our stock price and trading volume could decline.

The trading market for our Class B common stock and customer demand for our platform is influenced by the research and reports that securities and industry analysts publish about us or our business. If one or more of the analysts who cover us do not publish positive reports about our company, platform and value proposition, do not view us as a market leader, or cease or fail to regularly publish reports on us, our stock price or trading volume would likely decline. In addition, industry analysts may influence current and potential customers; if any of the foregoing were to occur, customer demand for our platform, operating results and prospects may be adversely impacted. Further, we have transitioned primarily to a consumption-based pricing model and to the extent that analysts fail to appreciate the benefits of such a model, misinterpret key performance indicators associated with such a model or continue to focus on metrics unduly associated with a subscription-based model, our stock price and trading volume may decline or our business may suffer.

Future sales of our Class B common stock in the public market could cause our stock price to fall.

Our stock price could decline as a result of sales of a large number of shares or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. For example, we filed: (i) on September 6, 2024, a shelf registration statement on Form S-3 with the SEC that became effective on September 20, 2024 and allows us to undertake various equity and debt offerings up to $300.0 million; and (ii) on September 20, 2024, a prospectus supplement to the shelf registration statement that covers the offering, issuance and sale of up to $150.0 million of our Class B common stock from time to time through an "at-the-market" program under the Securities Act. To date, we have not sold any shares under our "at-the-market" program.

We register the offer and sale of all shares of common stock that we may issue under our equity compensation plans; as a result, these shares can generally be freely sold in the public market upon issuance, subject to compliance with applicable securities laws. Additionally, "sell-to-cover" transactions are utilized in connection with the vesting and settlement of restricted stock units so that shares of our common stock are sold on behalf of our employees in an amount sufficient to cover the tax withholding obligations associated with these awards. As a result of these transactions, a significant number of shares of our stock may be sold over a limited time period in connection with significant vesting events.

Further, we have been advised that Mr. James has pledged the shares of Class A common stock and Class B common stock beneficially owned by him to secure a loan with a financial institution, which loan has or will have various requirements to repay all or a portion of the loan upon the occurrence of various events, including when the price of the Class B common stock goes below certain specified levels. Mr. James has indicated that the loan has been extended with a new maturity date in the last two weeks of June 2026. Although Mr. James has indicated his intention to sell other assets if necessary, shares of our common stock may need to be sold or otherwise transferred to meet these repayment requirements. Upon a default under such loan, the lenders could sell the pledged shares into the market. Sales or transfers of such shares to

reduce the loan balance or by the lenders upon foreclosure are likely to adversely affect our stock price. Mr. James has also indicated to us that he may in the future from time to time refinance such indebtedness, enter into derivative transactions based on the value of our Class B common stock, dispose of shares of common stock, otherwise monetize shares of his common stock and/or engage in other transactions relating to shares of our common stock and/or other securities of the company. Any of these activities may adversely affect the price of our common stock. Mr. James has also indicated that he intends to (1) continue to beneficially own a majority of the Class A common stock that he currently beneficially owns and (2) continue to control at least a majority of the voting power of our company.

In addition, in the future, we may issue additional shares of Class B common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangement or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us difficult, limit attempts by our stockholders to replace or remove our current management and limit our stock price.

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. These provisions include the following:

- our dual-class common stock structure, which provides our holders of Class A common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock;

- when the outstanding shares of Class A common stock represent less than a majority of the total combined voting power of our Class A and Class B common stock, or the voting threshold date, our board of directors will be classified into three classes of directors with staggered three-year terms, and directors will only be able to be removed from office for cause;

- our amended and restated bylaws provide that, following the voting threshold date, approval of stockholders holding two-thirds of our outstanding voting power voting as a single class will be required for stockholders to amend or adopt any provision of our bylaws;

- our stockholders are able to take action by written consent for any matter until the voting threshold date;

- following the voting threshold date, vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

- only the chairman of our board of directors, chief executive officer, a majority of our board of directors or, until the voting threshold date, a stockholder (or group of stockholders) holding at least 50% of the combined voting power of our Class A and Class B common stock are authorized to call a special meeting of stockholders;

- certain litigation against us can only be brought in Delaware;

- our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of common stock; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law, or the certificate of incorporation or the amended and restated bylaws, (4) any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or bylaws or (5) other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Any person or entity purchasing, holding or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find this exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

General Risk Factors

Economic uncertainties or downturns could materially adversely affect our business.

Current or future economic uncertainties or downturns could adversely affect our business and operating results. Negative general macroeconomic conditions in both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, rising inflation, a recession, political deadlock, natural catastrophes, pandemics, military conflict (including the Russian invasion of Ukraine and hostilities in the Middle East) and terrorist attacks, whether in the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including corporate spending on business intelligence software in general and negatively affect the rate of growth of our business.

General worldwide economic conditions may experience significant downturns and may be unstable. These conditions make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause customers to reevaluate their decisions to subscribe to our platform, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times customers may tighten their budgets and face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

For example, during 2024, the United States experienced an inflation rate of approximately 2.9%, according to data from the U.S. Department of Labor, significantly higher than recent norms. If inflation rates remain elevated or increase further, our expenses and operating costs are likely to increase. Inflation may also result in higher interest rates and otherwise adversely impact the macroeconomic environment, which in turn could adversely impact our customers and their ability or willingness to spend on our platform. Additionally, in recent periods the U.S. has experienced a labor shortage, which has contributed to an environment of escalating wages and salaries, which may also adversely affect our expenses and operating costs.

To the extent subscriptions to our platform are perceived by customers and potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our platform. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our platform.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or industries in which we operate do not improve, or worsen from present levels, our business, operating results, financial condition and cash flows could be adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We have an established cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems, internal networks, and information. This program implements policies, processes, and controls to respond to cybersecurity threats and mitigate business impacts. Management is responsible for day-to-day administration of our cybersecurity policies, processes, practices, and risk management.

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, business partners and employees. Our board of directors is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to enterprise risk management.

We have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that materially affected our organization, including its business strategy, results of operations, or financial condition. However, we face ongoing and increasing cybersecurity risks, including from bad actors that are becoming more sophisticated and effective over time. If realized, these risks are reasonably likely to materially affect our organization. Additional information on the cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors."

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein. Our cybersecurity policies, standards, processes, and practices are informed by recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and an array of other applicable standards-setting bodies, which are integrated into a broader risk management framework and related processes. We also hold various security-related industry certifications and attestations that have been validated by external auditors, including SOC 1 Type II, SOC 2 Type II, ISO 27001, ISO 27018, HITRUST, and HIPAA-related validations, and others.

We conduct annual risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to minimize identified risks, reasonably address any identified gaps in existing safeguards, and regularly monitor the effectiveness of our safeguards. We devote significant resources and designate high-level personnel, including our Chief Technology Officer, who reports to our Chief Executive Officer, to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with our human resources, security, IT, legal and management teams. Personnel at all levels and departments are made aware of our cybersecurity policies through trainings.

We engage independent assessors, consultants, and auditors in connection with our risk assessment processes, including ISO 27001 and SOC audit firms. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards.

We require each third-party service provider which has access to or a relationship to our systems or data to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our company.

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our

executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly as a whole, as well as through the audit committee.

We have a unified and centrally coordinated team, led by our Chief Technology Officer (CTO) and EVP of Product, that is responsible for implementing and maintaining centralized cybersecurity and data protection practices in close coordination with executive leadership team including CEO, CTO, CFO, CLO, CHRO, COO, and other members of the senior leadership team. The CTO has extensive experience in the management of cybersecurity risk programs, having served in various leadership roles in information technology, information security, engineering, and product development, for over 30 years. He also holds a bachelor's degree in mechanical engineering and a master's degree in business marketing. We believe the Company's business leaders, including our CEO, CFO, CTO, CHRO, COO, and CLO, who have experience managing cybersecurity risk at Domo and at similar companies, have the appropriate expertise, background and depth of experience to manage risks arising from cybersecurity threats. Reporting to our Chief Technology Officer are several experienced security engineers, and governance, risk, and compliance professionals. In addition to our in-house cybersecurity capabilities, we also engage with external assessors, consultants, auditors, or other third parties to assist with assessing, identifying, and managing cybersecurity risks.

Our CTO and our cybersecurity team oversee our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. Some key processes by which our CTO and security steering committee are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents include the following:

- *Identification and Reporting:* We have implemented a robust, cross-functional approach to identifying, assessing, and managing cybersecurity threats and risks. Our program includes controls and procedures designed to properly identify, classify, and escalate cybersecurity risks to provide management with visibility and prioritization of risk mitigation efforts and to publicly report material cybersecurity incidents when appropriate.

- *Threat Intelligence:* We have a security operations team focused on profiling, intelligence collection, and threat analysis supporting our ongoing efforts to identify, assess and manage cybersecurity threats. The team's input supports both near-term response to cybersecurity events, and long-term strategic planning and development of our cybersecurity risk management framework.

- *Technical Safeguards:* We deploy, maintain, and regularly monitor the effectiveness of technical safeguards that are designed to protect our information systems from cybersecurity threats. We make investments in core security capabilities, including awareness and training, identity and access, incident response, product security, cloud security, enterprise security, risk management, and supply chain risk, to enable us to better identify, protect, detect, respond to, and recover from evolving security threats. Our technical safeguards include firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through internal and external security assessments and cybersecurity threat intelligence. We regularly assess our safeguards through internal testing by our assurance teams. We also leverage external third-party testing (e.g., penetration testing, attack surface mapping, and security maturity assessments).

- *Incident Response and Recovery Planning:* We have established and maintain robust incident response, business continuity and disaster recovery plans designed to address our response to a cybersecurity incident. We conduct regular tabletop exercises involving multiple operational teams, including senior management, to test these plans and to familiarize personnel with their roles in a response scenario.

- *Third-Party Risk Management:* We maintain a robust, risk-based approach to identifying and overseeing cybersecurity threats presented by certain third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a significant cybersecurity incident affecting those third-party systems.

- *Education and Awareness:* We regularly provide employee training on security-related duties and responsibilities, including knowledge about how to recognize security incidents and how to proceed if an actual or suspected incident should occur. This training is mandatory for employees across our organization and is intended to provide our employees and contractors with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

Our CTO provides quarterly briefings to the audit committee regarding our company's cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like. Our audit committee provides regular updates to the board of directors on such reports.

Item 2. Properties

Our headquarters is located in American Fork, Utah. Our current facility has approximately 191,765 square feet under leases that expire in May 2027. We also lease space in various locations throughout the United States for sales and professional services personnel. Our foreign subsidiaries lease office space for their operations and sales and professional services personnel.

We believe the facilities we lease are sufficient to meet our needs for the immediate future.

Item 3. Legal Proceedings

The Company is involved in legal proceedings from time to time arising in the normal course of business. Management believes that the outcome of these proceedings will not have a material impact on the Company's financial condition, results of operations, or liquidity. See "Note 12—Commitments and Contingencies" of our condensed consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information regarding our legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Our Class B Common Stock

Our Class B common stock began trading on the Nasdaq Global Market under the symbol "DOMO" on June 29, 2018. Prior to that date, there was no public trading market for our Class B common stock. Our Class A common stock is not listed or traded on any stock exchange.

Holders of Record

As of January 31, 2026, there was one holder of record of our Class A common stock and 80 holders of record of our Class B common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have not paid, and in the foreseeable future do not intend to pay, cash dividends.

Stock Performance Graph

The following performance graph and related information is "furnished" and shall not be deemed to be "soliciting material" or "filed" for purposes of Section 18 of the Exchange Act and Regulation 14A under the Exchange Act nor shall such information be incorporated by reference into any filing of Domo, Inc. under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference in such filing.

The graph set forth below compares the cumulative total return to stockholders on our Class B common stock relative to the cumulative total returns of the Standard & Poor's 500 Index, or the S&P 500, the S&P 500 Information Technology Index, and the Russell 2000 Index. During the year ended January 31, 2024, we included the Russell 2000 Index as we believe it is a more comparable metric that aligns with the size of our market capitalization. All values assume a $100 initial investment, and all data for the S&P 500 and the S&P 500 Information Technology Index assume reinvestment of dividends. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our Class B common stock.



$500
$400
$300
$200
$100
$0
2019-Jan
2020-Jan
2021-Jan
2022-Jan
2023-Jan
2024-Jan
2025-Jan
2026-Jan
Domo, Inc.
S&P 500
S&P 500 Information Technology
Russell 2000

Comparison of Cumulative Total Return

Company/Index	Jan 31, 2019		Jan 31, 2020		Jan 31, 2021		Jan 31, 2022		Jan 31, 2023		Jan 31, 2024		Jan 31, 2025		Jan 31, 2026
Domo, Inc.	$	99	$	89	$	232	$	172	$	57	$	40	$	31	$	22
S&P 500		101		122		144		177		162		196		248		289
S&P 500 Information Technology		96		141		193		244		205		308		393		494
Russell 2000		91		98		126		123		118		119		139		159

Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6.

Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements containing words such as "may," "believe," "could," "will," "seek," "depends," "anticipate," "expect," "intend," "plan," "project," "projections," "business outlook," "estimate," or similar expressions constitute forward-looking statements. You should read these statements carefully because they discuss future expectations, contain projections of future results of operations or financial condition or state other "forward-looking" information. These statements relate to our future plans, objectives, expectations, intentions and financial performance and the assumptions that underlie these statements. They include, but are not limited to, statements about:

- *our ability to attract new customers and retain and expand our relationships with existing customers;*

- *our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses, key metrics, ability to generate cash flow and ability to achieve and maintain future profitability;*

- *the potential impact on our business transitioning to a consumption-based pricing model;*

- *the anticipated trends, market opportunity, growth rates and challenges in our business and in the business intelligence software market;*

- *the efficacy of our sales and marketing efforts;*

- *our ability to compete successfully in competitive markets;*

- *our ability to respond to and capitalize on rapid technological changes;*

- *our expectations and management of future growth;*

- *our ability to enter new markets and manage our expansion efforts, particularly internationally;*

- *our ability to develop new product features;*

- *our ability to attract and retain key employees and qualified technical and sales personnel;*

- *our ability to effectively and efficiently protect our brand;*

- *our ability to timely scale and adapt our infrastructure;*

- *the effect of general economic and market conditions, including changes in regulations and customs, tariffs and trade barriers, on our business and on our customers;*

- *our ability to protect our customers' data and proprietary information;*

- *our ability to maintain, protect, and enhance our intellectual property and not infringe upon others' intellectual property; and*

- *our ability to comply with all governmental laws, regulations and other legal obligations.*

Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, including those factors discussed in Part I, Item 1A (Risk Factors).

In light of the significant uncertainties and risks inherent in these forward-looking statements, you should not regard these statements as a representation or warranty by us or anyone else that we will achieve our objectives or plans in any specified time frame, or at all, or as predictions of future events. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to publicly

update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this Annual Report on Form 10-K. Our fiscal year ends on January 31. References to fiscal 2026, for example, refer to the fiscal year ended January 31, 2026.

Overview

We founded Domo in 2010 with the vision of digitally connecting everyone within the enterprise with real-time, rich, relevant data and then enabling all employees to collaborate and act on that data. We realized that many organizations were unable to access the massive amounts of data that they were collecting in siloed cloud applications and on-premise databases. Furthermore, even for organizations that were capable of accessing their data, the process for doing so was time-consuming, costly, and often resulted in the data being out-of-date by the time it reached decision makers. The delivery format, including alert functionality, and devices were not adequate for the connected and real-time mobile workforce. Based on these observations, it was apparent that all organizations, regardless of size or industry, were failing to unlock the power of all of their people, data, and systems. To address these challenges, we provide a modern cloud-based AI and data products platform that digitally connects everyone at an organization – from the CEO to frontline employees – with all the people, data and systems in an organization, giving them access to real-time data and insights and allowing them to build data products that generate measurable value for the business.

Business leaders, department heads and managers are typically initial subscribers to our platform, deploying Domo to solve a business problem or enable departmental access. Over time, as customers recognize the value of our platform, we engage with CIOs and other executives to facilitate broader adoption.

We primarily offer our platform, which customers can adopt in whole or in part, as a consumption-based service, which includes consumption-based agreements and enterprise-wide agreements (ELAs) with unlimited users and a data cap. Customers with consumption-based agreements have an annual purchase commitment based on estimated usage, utilizing a tiered pricing structure, which is paid upfront. Historically, we also offered subscription-based agreements, under which subscription fees are based upon the chosen Domo package which includes tier-based platform capabilities or usage. As of the end of our most recent fiscal quarter, 84% of our annual recurring revenue (ARR) was utilizing the platform as a consumption-based service, and we expect this percentage to increase in future periods.

As of January 31, 2026, 76% of our customers were under multi-year contracts on a dollar-weighted basis compared to 66% and 69% of customers as of January 31, 2024 and 2025, respectively. The high percentage revenue from multi-year contracts, among both new and existing customers, has enhanced the predictability of our subscription revenue, which includes both subscription-based and consumption-based agreements. We typically invoice our customers annually in advance for subscriptions to our platform.

Remaining performance obligations (RPO) represents the remaining amount of revenue we expect to recognize from existing non-cancelable contracts, whether billed or unbilled. As of January 31, 2025 and 2026, total RPO was $423.8 million and $464.8 million, respectively. The amount of RPO expected to be recognized as revenue in the next twelve months was $242.2 million and $246.3 million as of January 31, 2025 and 2026, respectively.

Our business model focuses on obtaining new customers and maximizing the lifetime value of those customer relationships. We recognize subscription revenue ratably over the term of the contract. In general, customer acquisition costs and other upfront costs associated with new customers are higher in the first year than the aggregate revenue we recognize from those new customers in the first year. Certain contract acquisitions costs are capitalized and then amortized over a period of four years for initial contracts. Over the lifetime of the customer relationship, we also incur sales and marketing costs to renew or increase usage per customer. However, these costs, as a percentage of revenue, are significantly less than those initially incurred to acquire the customer. As a result, the profitability of a customer to our business in any particular period depends in part upon how long a customer has been a subscriber and the degree to which it has expanded its usage of our platform.

From inception through January 31, 2026, we have invested $1,006.4 million in the development of our platform. As of January 31, 2026, we had 263 employees in our research and development organization. While we expect to continue to

invest in research and development, we anticipate that these investments as a percentage of revenue will likely remain consistent over time.

For the years ended January 31, 2024, 2025 and 2026, we had total revenue of $319.0 million, $317.0 million and $318.9 million, respectively, representing year-over-year decline of 1% and growth of 1% for the years ended January 31, 2025 and 2026, respectively. Our enterprise customers generated revenue of $155.8 million, $145.0 million, and $140.8 million for the years ended January 31, 2024, 2025 and 2026, respectively, or year-over-year decline of 7% and 3%, respectively. Our corporate customers generated revenue of $163.2 million, $172.0 million, and $178.1 million for the years ended January 31, 2024, 2025 and 2026, respectively, or year-over-year growth of 5% and 3%, respectively.

For the years ended January 31, 2024, 2025 and 2026, no single customer accounted for more than 10% of our total revenue, nor did any single organization when accounting for multiple subsidiaries or divisions which may have been invoiced separately. Revenue from customers with billing addresses in the United States comprised 79%, 80% and 80% of our total revenue for the years ended January 31, 2024, 2025 and 2026, respectively.

We have incurred significant net losses since our inception, including net losses of $75.6 million, $81.9 million and $59.3 million for the years ended January 31, 2024, 2025 and 2026, respectively, and had an accumulated deficit of $1,546.9 million at January 31, 2026. We expect to incur losses for the foreseeable future and may not be able to achieve or sustain profitability.

Impact of Macroeconomic Conditions

Prevailing macroeconomic conditions have elongated the software sales cycle, increased deal scrutiny and made renewal discussions more challenging. These conditions may continue to impact our business and those of our customers in a manner that we may not be able to quantify or isolate from other drivers of our performance, and may negatively impact our revenue growth in the near term. Ongoing concerns about the health of the U.S. and global economies may cause certain of our current and potential customers to reduce or delay technology spending or seek payment or other concessions from us. These conditions, along with the ongoing uncertainty in the SaaS sector, may materially and negatively impact our operating results, financial condition and prospects. In response to these dynamics, we have taken and intend to continue to take steps to better align our sales team and focus on controlling costs, which we expect will result in improved margins, sustained positive cash flow and efficient growth in the long term.

Factors Affecting Performance

Continue to Attract New Customers

We believe that our ability to expand our customer base is an important indicator of market penetration, the growth of our business, and future business opportunities. We define a customer at the end of any particular quarter as an entity that generated revenue greater than $2,500 during that quarter. In situations where an organization has multiple subsidiaries or divisions, each entity that is invoiced at a separate billing address is treated as a separate customer. In cases where customers purchase through a reseller, each end customer is counted separately. We define enterprise customers as companies with over $1 billion in revenue, and companies with less than $1 billion in revenue are corporate customers. In order to maintain comparability, companies who become customers with revenue below $1 billion and subsequently exceed that threshold are considered enterprise customers for all periods presented.

As of January 31, 2026, we had over 2,400 customers. Enterprise customers accounted for 49%, 46% and 44% of our revenue for the years ended January 31, 2024, 2025 and 2026, respectively. To drive growth among both our enterprise and corporate customers, we intend to further develop our partner ecosystem by establishing agreements with more software resellers, systems integrators and other partners to provide broader customer and geographic coverage. We believe we are underpenetrated in the overall market and have significant opportunity to expand our customer base over time.

Customer Upsell and Retention

We employ a land, expand, and retain sales model, and our performance depends on our ability to retain customers and expand the use of our platform at existing customers over time. It currently takes multiple years for our customers to fully embrace the power of our platform. We are still in the early stages of expanding within many of our customers. Under consumption-based pricing, our customers have access to all features offered on our platform, which allows for increased discoverability across the entire customer organization. We believe that as customers continue to deploy greater volumes and

sources of data for multiple use cases under our consumption-based pricing model, the unique features of our platform can address the needs of everyone within their organization.

Our ability to successfully upsell and the impact of cancellations may vary from period to period. The extent of this variability depends on a number of factors including the size and timing of upsells and cancellations relative to the initial subscriptions.

We have invested in platform capabilities and online support resources that allow our customers to expand the use of our platform in a self-guided manner. Our professional services, customer support and customer success functions also support our sales force by helping customers to successfully deploy our platform and implement additional use cases. In addition, our partner ecosystem has become increasingly important over time. We work closely with our customers to drive increased engagement with our platform by identifying new use cases through our customer success teams, as well as in-platform, self-guided experiences. We actively engage with our customers to assess whether they are satisfied and fully realizing the benefits of our platform. While these efforts often require a substantial commitment and upfront costs, we believe our investment in product, customer support, customer success and professional services will create opportunities to expand our customer relationships over time.

Our ability to drive growth and generate incremental revenue depends heavily on our ability to retain our customers and increase their usage of our platform. With that objective in mind, we allocate our customer success and customer support resources to align with maximizing the retention and expansion of our subscription revenue.

An important metric that we use to evaluate our performance in retaining customers is gross retention rate. We calculate our gross retention rate by taking the dollar amount of annual contract value (ACV) that renews in a given period divided by the ACV that was up for renewal in that same period. The ACV of multi-year contracts is also considered in the calculation based on the period in which the annual anniversary of the contract falls. Our trailing twelve-month gross retention rate was 86%, 85% and 85% for the 12 months ended January 31, 2024, 2025 and 2026, respectively. Our gross retention has declined in part due to macroeconomic conditions and challenging renewals from customers with COVID-19 use cases of our platform.

The primary metric that we use to monitor customer retention and growth is annual recurring revenue (ARR) net retention rate. ARR represents the total annualized contract value of active customer subscription contracts as of the measurement date. Our ARR net retention rate compares the ARR from a cohort of customers as of the measurement date to ARR from that same cohort as of the same period in the prior fiscal year. The cohort is established based on customers who had greater than $10,000 of ARR as of the end of the prior year period. ARR net retention rate is the quotient obtained by dividing the ARR of that cohort as of the measurement date by the ARR of that same cohort as of the corresponding prior year period.

The following table sets forth our ARR net retention rate for each of the eight quarters in the period ended January 31, 2026:

	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026	Q4 2026
All Customers	88 %	88 %	90 %	91 %	91 %	94 %	95 %	96 %

ARR net retention rate measures the progress of our business initiatives and is used by management to make operational decisions. ARR net retention rate is a performance metric and should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these items.

As we continue to expand our partner ecosystem and develop methods to encourage wider and more strategic adoptions, we expect that customer retention will increase over the long term.

Sales and Marketing Efficiency

We are focused on increasing the efficiency of our sales force and marketing activities by enhancing account targeting, messaging, field sales operations and sales training in order to accelerate the adoption of our platform. Our sales strategy depends on our ability to continue to attract and retain top talent, to increase our pipeline of business, and to enhance sales productivity. We focus on productivity per quota-carrying sales representative and the time it takes our sales representatives to reach full productivity.

We manage our pipeline by sales representative to ensure sufficient coverage of our sales targets. Our ability to manage our sales productivity and pipeline are important factors to the success of our business. We have taken steps to better align our sales and marketing spending and headcount to efficiently grow and attract new customers.

Sales and marketing expense as a percentage of total revenue was 51% and 48% for the years ended January 31, 2024 and 2025, respectively, compared to 44% for the year ended January 31, 2026.

Leverage Research and Development Investments for Future Growth

We plan to continue to make investments in areas of our business to continue to expand our platform functionality. This may include investing in machine learning algorithms, predictive analytics, and other artificial intelligence technologies to create alerts, detect anomalies, optimize queries, and suggest areas of interest to help people focus on what matters most. These investments may also include extending the functionality and effectiveness of our platform through improvements to the Domo Appstore and developer toolkits, which enable customers and partners to quickly build and deploy custom data applications. The amount of new investments as a percentage of revenue required to achieve our plans is expected to increase slightly in the near term then remain consistent in the long term.

Research and development expense as a percentage of total revenue was 27% and 28% for the years ended January 31, 2024 and 2025, respectively, compared to 24% for the year ended January 31, 2026.

Key Business Metric

Billings

Billings represent our total revenue plus the change in deferred revenue in a period. Billings reflect sales to new customers plus subscription renewals and upsells to existing customers, and represent amounts invoiced for subscription, support and professional services. We typically invoice our customers annually in advance for subscriptions to our platform.

Because we generate most of our revenue from customers who are invoiced on an annual basis and have a wide range of annual contract values, we may experience variability due to typical enterprise buying patterns and timing of large initial contracts, renewals and upsells.

The following table sets forth our billings for the years ended January 31, 2024, 2025 and 2026:

	Year Ended January 31,		
	2024	2025	2026
Billings (in thousands)	$ 321,093	$ 310,162	$ 318,662

There is a disproportionate weighting toward annual billings in the fourth quarter, primarily as a result of large enterprise account buying patterns. Our fourth quarter has historically been our strongest quarter for new business and renewals. The year-on-year compounding effect of this seasonality in both billing patterns and overall new and renewal business causes the value of invoices that we generate in the fourth quarter for both new business and renewals to increase as a proportion of our total annual billings. The recent decline in our annual billings is primarily due to a decrease in our gross retention and ARR net retention rates. Our ARR net retention has increased sequentially for two consecutive quarters, and we expect this trend to continue as average contract length increases, customers with consumption-based agreements become a larger percentage of our renewal base, and our partner ecosystem expands.

The timing of renewal billings may vary due to our customers' requests to align end dates on multiple subscription contracts. The sequential quarterly changes in billings, accounts receivable, and deferred revenue during the fourth quarter of our fiscal year are not necessarily indicative of the billing activity that occurs for the following quarters.

Components of Results of Operations

Revenue

We derive our revenue primarily from subscription revenue, which consists of consumption-based agreements and subscription-based agreements for our cloud-based platform. We also sell professional services.

Consumption-based agreements utilize a tiered pricing structure for an annual purchase commitment based upon an estimated volume of usage. Revenue from the annual purchase commitment in consumption-based agreements is recognized ratably over the related contractual term of the contract. Amounts for the annual purchase commitments do not carry over

beyond each annual commitment period. Revenue from subscription-based agreements is a function of customers, platform tier, number of users, price per user, and transaction and data volumes. Revenue is recognized ratably over the related contractual term beginning on the date that the platform is made available to a customer. We recognize revenue ratably because the customer receives and consumes the benefits of the platform throughout the contract period.

Professional services and other revenue primarily consists of implementation services sold with new subscriptions, as well as professional services sold separately, including training and education. Professional services are generally billed in advance and revenue from these arrangements is recognized as the services are performed. Our professional services engagements typically span from a few weeks to several months.

Cost of Revenue

Cost of subscription revenue consists primarily of third-party hosting services and data center capacity; salaries, benefits, bonuses and stock-based compensation, or employee-related costs, directly associated with cloud infrastructure and customer support personnel; amortization expense associated with capitalized software development costs; depreciation expense associated with computer equipment and software; certain fees paid to various third parties for the use of their technology and services; and allocated overhead. Allocated overhead includes items such as information technology infrastructure, rent, and certain employee benefit costs.

Cost of professional services and other revenue consists primarily of employee-related costs directly associated with these services, third-party consultant fees, and allocated overhead.

Operating Expenses

Sales and Marketing. Sales and marketing expenses consist primarily of employee-related costs directly associated with our sales and marketing staff and commissions. Other sales and marketing costs include digital marketing programs and promotional events to promote our brand, including Domopalooza, our annual user conference, as well as tradeshows, advertising and allocated overhead. Contract acquisition costs, including sales commissions, are deferred and then amortized on a straight-line basis over the period of benefit, which we have determined to be approximately four years for initial contracts. Contract acquisition costs related to renewal contracts and professional services are recorded as expense when incurred if the period of benefit is one year or less. If the period of benefit is greater than one year, costs are deferred and then amortized on a straight-line basis over the period of benefit, which we have determined to be two years.

Research and Development. Research and development expenses consist primarily of employee-related costs for the design and development of our platform, contractor costs to supplement staff levels, third-party web services, consulting services, and allocated overhead. Our cycle of frequent updates has facilitated rapid innovation and the introduction of new product features throughout our history. We capitalize certain software development costs that are attributable to developing new features and adding incremental functionality to our platform, and amortize such costs as costs of subscription revenue over the estimated life of the new feature or incremental functionality, which is generally three years.

General and Administrative. General and administrative expenses consist of employee-related costs for executive, finance, legal, human resources, recruiting and administrative personnel; professional fees for external legal, accounting, recruiting and other consulting services; and allocated overhead costs.

Total Other Expense, Net

Total other expense, net consists of loss on extinguishment of debt, remeasurement of warrant liability, and other expense, net. Other expense, net consists primarily of interest expense related to long-term debt. It also includes the effect of exchange rates on foreign currency transaction gains and losses, foreign currency gains and losses upon remeasurement of intercompany balances, and interest income. The transactional impacts of foreign currency are recorded as foreign currency losses (gains) in the consolidated statements of operations.

Income Taxes

Income taxes consist primarily of income taxes related to foreign and state jurisdictions in which we conduct business. Because of the uncertainty of the realization of the deferred tax assets, we have a full valuation allowance for domestic net deferred tax assets, including net operating loss carryforwards and tax credits related primarily to research and development.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenue for each of the periods indicated:

| | Year Ended January 31, | | |
	2024	2025	2026
		(in thousands)	
Revenue:			
Subscription	$ 285,500	$ 286,002	$ 289,352
Professional services and other	33,489	31,042	29,505
Total revenue	318,989	317,044	318,857
Cost of revenue:			
Subscription[1]	46,045	53,585	56,897
Professional services and other[1]	29,425	27,408	22,838
Total cost of revenue	75,470	80,993	79,735
Gross profit	243,519	236,051	239,122
Operating expenses:			
Sales and marketing[1][3]	163,902	151,505	141,812
Research and development[1]	85,049	87,899	77,190
General and administrative[1][2][3]	49,449	55,929	59,217
Total operating expenses	298,400	295,333	278,219
Loss from operations	(54,881)	(59,282)	(39,097)
Other expense, net:			
Loss on extinguishment of debt	—	(1,850)	—
Remeasurement of warrant liability	—	(150)	1,959
Other expense, net	(19,431)	(19,443)	(20,445)
Total other expense, net[1]	(19,431)	(21,443)	(18,486)
Loss before income taxes	(74,312)	(80,725)	(57,583)
Provision for income taxes	1,257	1,210	1,759
Net loss	$ (75,569)	$ (81,935)	$ (59,342)

_____

(1) Includes stock-based compensation expense as follows:

| | Year Ended January 31, | | |
	2024	2025	2026
		(in thousands)	
Cost of revenue:			
Subscription	$ 2,810	$ 3,190	$ 3,305
Professional services and other	1,735	1,223	1,190
Sales and marketing	25,015	19,995	14,250
Research and development	19,520	18,245	16,822
General and administrative	14,565	15,892	20,270
Other expense, net	703	821	218
Total	$ 64,348	$ 59,366	$ 56,055

(2) Includes amortization of certain intangible assets of $0.1 million $0.6 million and $0.6 million for the years ended January 31, 2024, 2025 and 2026, respectively.

(3) Includes executive officer severance as follows:

	Year Ended January 31,		
	2024	2025	2026
	(in thousands)		
Sales and marketing	$ 750	$ —	$ —
General and administrative	1,553	—	3,394
Total executive officer severance	$ 2,303	$ —	$ 3,394

	Year Ended January 31,		
	2024	2025	2026
Revenue:			
Subscription	90 %	90 %	91 %
Professional services and other	10	10	9
Total revenue	100	100	100
Cost of revenue:			
Subscription	14	17	18
Professional services and other	10	9	7
Total cost of revenue	24	26	25
Gross margin	76	74	75
Operating expenses:			
Sales and marketing	51	48	44
Research and development	27	28	24
General and administrative	15	17	19
Total operating expenses	93	93	87
Loss from operations	(17)	(19)	(12)
Other expense:			
Loss on extinguishment of debt	—	(1)	—
Remeasurement of warrant liability	—	—	1
Other expense, net	(6)	(6)	(7)
Total other expense	(6)	(7)	(6)
Loss before income taxes	(23)	(26)	(18)
Provision for income taxes	—	—	1
Net loss	(23)%	(26)%	(19)%

Discussion of the Years Ended January 31, 2025 and 2026

Revenue

	Year Ended January 31,		$ Change	% Change
	2025	2026		
	(in thousands)			
Revenue:				
Subscription	$ 286,002	$ 289,352	$ 3,350	1 %
Professional services and other	31,042	29,505	(1,537)	(5)
Total revenue	$ 317,044	$ 318,857	$ 1,813	1
Percentage of revenue:				
Subscription	90 %	91 %		
Professional services and other	10	9		
Total	100 %	100 %		

The increase in subscription revenue, which includes both consumption-based and subscription-based agreements, was primarily due to a $14.0 million increase from new customers, offset by a $10.6 million net decrease from existing customers. Our customer count decreased 7% from January 31, 2025 to January 31, 2026. For the purpose of this comparison, new customers are defined as those added since the end of the prior year. Revenue from existing customers is presented net of churn. The decrease in professional services and other revenue was primarily due to the delivery of certain other contracts recognized in the prior year.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended January 31,		$ Change	% Change
	2025	2026		
	(in thousands)			
Cost of revenue:				
Subscription	$ 53,585	$ 56,897	$ 3,312	6 %
Professional services and other	27,408	22,838	(4,570)	(17)
Total cost of revenue	$ 80,993	$ 79,735	$ (1,258)	(2)
Gross profit	$ 236,051	$ 239,122	$ 3,071	1
Gross margin:				
Subscription	81 %	80 %		
Professional services and other	12	23		
Total gross margin	74	75		

The increase in cost of subscription revenue was primarily due to a $3.0 million increase in our third-party web hosting services.

The decrease in cost of professional services and other revenue is primarily due to a $3.6 million decrease in outsourced services and a $1.0 million decrease in employee-related costs.

Subscription gross margin decreased slightly primarily due to increased costs related to third-party web hosting services as a result of increased customer data usage. As we continue to shift more of our customer base to consumption-based pricing, we expect subscription gross margin to remain relatively stable in the near term and increase in the long term.

Services gross margin increased primarily due to a decrease in outsourced services. We expect the gross margin for professional services to fluctuate from period to period due to changes in the proportion of services provided by third-party consultants, seasonality, and timing of projects with differing margins.

Operating Expenses

	Year Ended January 31,		$ Change	% Change
	2025	2026		
		(in thousands)		
Operating expenses:				
Sales and marketing	$ 151,505	$ 141,812	$ (9,693)	(6)%
Research and development	87,899	77,190	(10,709)	(12)
General and administrative	55,929	59,217	3,288	6
Total operating expenses	$ 295,333	$ 278,219	$ (17,114)	(6)
Percentage of revenue:				
Sales and marketing	48 %	44 %		
Research and development	28	24		
General and administrative	17	19		

The decrease in sales and marketing expenses was primarily due to a $8.6 million decrease in employee-related costs, driven by stock-based compensation. Commissions expense decreased by $1.6 million. Sales and marketing expense as a percentage of total revenue decreased from 48% in the year ended January 31, 2025 to 44% in the year ended January 31, 2026. We expect sales and marketing expense as a percentage of revenue to be relatively stable in the near term and decrease in the long term.

Research and development expenses decreased primarily due to a $10.3 million decrease in employee-related costs, driven by stock-based compensation. Research and development expense as a percentage of revenue decreased from 28% in the year ended January 31, 2025 to 24% in the year ended January 31, 2026. We expect research and development expense as a percentage of revenue to decrease in the long term.

General and administrative expenses increased due in part to an $8.5 million increase in employee-related costs, driven by stock-based compensation, partially as a result of new PSU awards granted and the acceleration of certain awards during the year ended January 31, 2026, along with an increase in severance expense. The increase in employee-related costs was partially offset by a $4.8 million decrease in professional and legal fees, which is partially due to $1.5 million of costs related to the amendment to the credit facility that occurred during the prior year. General and administrative expenses as a percent of revenue increased from 17% in the year ended January 31, 2025 to 19% in the year ended January 31, 2026. We expect general and administrative expense as a percentage of revenue to decrease in the long term.

Total Other Expense, Net

	Year Ended January 31,		$ Change	% Change
	2025	2026		
		(in thousands)		
Other expense, net:				
Loss on extinguishment of debt	$ (1,850)	$ —	$ 1,850	(100)%
Remeasurement of warrant liability	(150)	1,959	$ 2,109	1,406
Other expense, net	(19,443)	(20,445)	(1,002)	(5)
Total other expense, net	$ (21,443)	$ (18,486)	$ 2,957	14

Loss on extinguishment of debt decreased due to a $1.9 million loss recognized in the prior year as a result of the August 2024 amendment to the credit facility.

Remeasurement of warrant liability resulted in a $2.0 million gain during the year ended January 31, 2026, a favorable change of $2.1 million.

Other expense, net increased primarily due to an increase in interest expense and a decrease in interest income. These were partially offset by a decrease in expense related to changes in foreign exchange rates and higher balances of cash denominated in currencies other than the functional currency.

We expect interest expense to increase modestly in the near term due to an increasing principal balance. We expect foreign currency gains and losses could become more pronounced due to current market volatility.

Income Taxes

	Year Ended January 31,		$ Change	% Change
	2025	2026		
	(in thousands)			
Provision for income taxes	$ 1,210	$ 1,759	$ 549	45 %

Income taxes increased primarily due to higher taxable income from our international subsidiaries during the year ended January 31, 2026. In the long term, we expect income tax expense to increase in conjunction with higher taxable income from our international subsidiaries.

Discussion of the Years Ended January 31, 2024 and 2025

For a discussion of the year ended January 31, 2025 compared to the year ended January 31, 2024, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended January 31, 2025.

Liquidity and Capital Resources

As of January 31, 2026, we had $43.0 million of cash and cash equivalents, which were held for working capital purposes. Our cash and cash equivalents consist primarily of cash and money market funds. We have a $125.3 million credit facility, all of which had been drawn as of January 31, 2026.

Since inception, we have financed operations primarily from cash collected from customers for our subscriptions and services, periodic sales of convertible preferred stock, our initial public offering and to a lesser extent, debt financing. Our principal uses of cash have consisted of employee-related costs, marketing programs and events, payments related to hosting our cloud-based platform and purchases of short-term investments.

We believe our existing cash and cash equivalents will be sufficient to meet our projected operating requirements for at least the next 12 months. Over the longer term, we plan to continue investing in, among other things, growth opportunities, product development, and sales and marketing. If available funds are insufficient to fund our future activities or execute on our strategy, we may raise additional capital through equity, equity-linked and debt financing, to the extent such funding sources are available. Alternatively, we may be required to reduce expenses to manage liquidity; however, any such reductions could adversely impact our business and competitive position. Our future capital requirements will depend on many factors, including our growth rate; the level of investments we make in product development, sales and marketing activities and other investments to support the growth of our business; the continuing market acceptance of our platform; and customer retention rates, and may increase materially from those currently planned. If we raise additional funds through the incurrence of indebtedness, such indebtedness likely would have rights that are senior to holders of our equity securities and could contain covenants that restrict operations in the same or similar manner as our credit facility. Any additional equity financing likely would be dilutive to existing stockholders. We cannot assure you that any additional financing will be available to us on acceptable terms, or at all.

On September 6, 2024, we entered into a Controlled Equity Offering^SM Sales Agreement (Sales Agreement) with Cantor Fitzgerald & Co. (Cantor). Pursuant to the Sales Agreement, we may sell, from time to time up to an aggregate of $150.0 million of our Class B common stock through an "at-the-market" offering defined in Rule 415 under the Securities Act. We will pay Cantor a commission equal to 3.0% of the gross proceeds from the sale of shares of our Class B common stock under the Sales Agreement. The $150.0 million of Class B common stock that may be offered, issued and sold under the Sales Agreement is included in the $300.0 million of securities that may be offered, issued and sold by us under our registration statement on Form S-3 that was effective on September 20, 2024. No shares have been sold pursuant to the Sales Agreement to date.

Although we are not currently a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity financing, incur indebtedness, or use cash resources. We have no present understandings, commitments or agreements to enter into any such acquisitions. We do not have any special purpose entities and we do not engage in off-balance sheet financing arrangements.

Credit Facility

We have a credit facility that permits up to $125.3 million in term loan borrowings, all of which had been drawn as of January 31, 2026. The credit facility is secured by substantially all of our assets.

In February 2024, we entered into an amendment to the credit facility which extended the maturity date for the outstanding loan from April 1, 2025 to April 1, 2026 and made certain modifications to the financial covenants. In conjunction with this amendment, we issued 189,036 fully-vested warrants to purchase shares of our Class B common stock.

In August 2024, we entered into an amendment to the credit facility which refinanced the existing term loans, extended the maturity date from April 1, 2026 to August 19, 2028, revised interest amounts payable in cash and payable in kind, and made certain modifications to the financial covenants. Furthermore, certain lenders participating in the credit facility were paid in full for their portion of the principal, PIK interest, and amendment fee and were replaced by new lenders who refinanced those amounts. We paid and subsequently refinanced the $7.0 million closing fee associated with the credit facility, resulting in no net impact to our cash balance. Additionally, the $5.0 million amendment fee from the August 2020 amendment plus $2.3 million of accrued PIK interest, totaling $7.3 million, was refinanced as the Second PIK Amendment Fee per the August 2024 amendment. The Second PIK Amendment Fee accrues interest at a rate of 9.5% per year and is due upon maturity, along with the related capitalized interest. Also in conjunction with this amendment, we issued 1,022,918 fully-vested warrants to purchase shares of our Class B common stock. These warrants have an exercise price of $0.01 per share and expire on August 19, 2028.

The credit facility requires interest-only payments on a portion of the accrued interest until the maturity date. This payable portion of the interest that accrues on the outstanding principal of the term loan is due in cash on a monthly basis, which, as of January 31, 2026, accrued at a floating rate equal to the greater of (1) 8.0% and (2) Adjusted Term SOFR. Adjusted Term SOFR is defined as the greater of (a) 2.5% and (b) three-month Term SOFR. In the event that SOFR is unavailable, interest will accrue at a floating rate equal to the greater of (1) 7.0% and (2) the Alternate Base Rate plus 2.75% per year. The Alternate Base Rate is defined as the greatest of (a) the Prime Rate (b) Federal Funds Effective Rate plus 0.5% and (c) Adjusted Term SOFR plus 1.0%. The Federal Funds Effective rate is defined as the rate published by the Federal Reserve System as the overnight rate, or, if such rate is not so published, the average of the quotations for the day for such transaction received by Administrative Agent from three Federal funds brokers. As of January 31, 2026, the cash interest rate was approximately 6.9%. In addition to the 6.9% cash interest rate, a fixed rate equal to 5.0% per year accrues on the outstanding principal of the term loan. This capitalized portion of the interest is added to the principal amount of the outstanding term loan on a monthly basis and is due upon maturity.

The credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to dispose of assets, make material changes to the nature, control or location of the business, merge with or acquire other entities, incur indebtedness or encumbrances, make distributions to holders of our capital stock, make certain investments or enter into transactions with affiliates. In addition, we are required to comply with a minimum annualized recurring revenue covenant (as defined by the credit facility), tested quarterly. The credit facility defines annualized recurring revenue as four times our aggregate revenue for the immediately preceding quarter (net of recurring discounts and discounts for periods greater than one year) less the annual contract value of any customer contracts pursuant to which we were advised during such quarter would not be renewed at the end of the current term plus the annual contract value of existing customer contract increases during such quarter. We are also required to comply with a minimum trailing 12-month consolidated EBITDA covenant (as defined by the credit facility), which is tested quarterly, and adhere to a monthly minimum liquidity covenant (as defined by the credit facility) that requires unrestricted cash on a consolidated basis of $25.0 million deposited in pledged accounts located in the United States. Noncompliance with these covenants, or the occurrence of certain other events specified in the credit facility, could result in an event of default under the loan agreement. If an event of default has occurred and we are unable to obtain a waiver, any outstanding principal, interest and fees could become immediately due and payable. We were in compliance with the covenant terms of the credit facility on January 31, 2025 and January 31, 2026.

Historical Cash Flow Trends

| | Year Ended January 31, | | |
	2024	2025	2026
	(in thousands)		
Net cash provided by (used in) operating activities	$ 2,583	$ (9,052)	$ 7,934
Net cash used in investing activities	(11,760)	(9,445)	(9,954)
Net cash provided by (used in) financing activities	3,471	3,391	(2,200)

Operating Activities

Our operating activities consisted primarily of payments received from our customers, cash we invest in our personnel, timing and amounts we use to fund marketing programs and events to expand our customer base, the costs to provide our cloud-based platform and related outsourced professional services to our customers.

Net cash provided by operating activities during the year ended January 31, 2024 consisted of cash collected from customers of $338.0 million exceeding the $335.4 million of cash outflows. Significant components of cash outflows included $182.6 million for personnel costs and $79.2 million for marketing programs and events, third-party costs to provide our platform and outsourced professional services.

Net cash used in operating activities during the year ended January 31, 2025 consisted of cash outflows of $336.0 million exceeding the $326.9 million of cash collected from customers. Significant components of cash outflows included $172.0 million for personnel costs and $73.6 million for marketing programs and events, third-party costs to provide our platform and outsourced professional services.

Net cash provided by operating activities during the year ended January 31, 2026 consisted of cash collected from customers of $313.7 million exceeding the $305.8 million of cash outflows. Significant components of cash outflows included $162.4 million for personnel costs and $77.5 million for marketing programs and events, third-party costs to provide our platform and outsourced professional services.

Investing Activities

Our investing activities consisted primarily of property and equipment purchases, which included capitalized development costs related to internal-use software.

Net cash used in investing activities during the year ended January 31, 2024 consisted primarily of $8.6 million of capitalized development costs related to internal-use software and $3.2 million of purchased property and equipment.

Net cash used in investing activities during the year ended January 31, 2025 consisted primarily of $8.0 million of capitalized development costs related to internal-use software and $1.4 million of purchased property and equipment.

Net cash used in investing activities during the year ended January 31, 2026 consisted primarily of $9.3 million of capitalized development costs related to internal-use software and $0.7 million of purchased property and equipment.

Financing Activities

Our financing activities consisted primarily of proceeds received from stock option exercises and our employee stock purchase plan.

Net cash provided by financing activities for the year ended January 31, 2024 consisted primarily of $3.4 million of proceeds from our employee stock purchase plan.

Net cash provided by financing activities for the year ended January 31, 2025 consisted primarily of $52.8 million of debt proceeds, $12.7 million of proceeds from short-term payable financing, and $1.9 million of proceeds from shares issued in connection with our employee stock purchase plan, offset by $53.2 million of repayment of debt and related fees, $9.0 million of payments on short-term payable financing, and $0.8 million used to repurchase shares for tax withholdings on vesting of restricted stock.

Net cash used in financing activities for the year ended January 31, 2026 consisted primarily of $14.7 million of payments on short-term payable financing, $3.2 million used to repurchase shares for tax withholdings on vesting of

restricted stock, $0.2 million in debt-issuance costs, and $0.2 million in deferred costs for registration statement. These were partially offset by $14.8 million of proceeds from short-term payable financing and $1.3 million of proceeds from shares issued in connection with our employee stock purchase plan.

Contractual Obligations and Commitments

Contractual obligations are cash that we are obligated to pay as part of certain contracts that we have entered into during the normal course of business. Our primary commitment is related to obligations under our credit facility. For more information regarding our credit facility, see Note 11 "Credit Facility" to the consolidated financial statements in Item 8 of Part II. In addition, we have obligations under leases for office space. For more information regarding our lease obligations, see Note 8 "Leases" to the consolidated financial statements in Item 8 of Part II. We also have non-cancelable commitments related to our cloud infrastructure. As of January 31, 2026, we had contractual commitments of $50.3 million related to these services, $12.0 million of which is due in the next 12 months and the remaining balance due thereafter.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that are inherently uncertain and that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Critical accounting policies and estimates are those that we consider critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Revenue Recognition

We derive revenue primarily from subscription revenue, which consists of consumption-based agreements and subscription-based agreements to our cloud-based platform. We also sell professional services. Revenue is recognized when control of these services is transferred to customers in an amount that reflects the consideration to which we expect to be entitled to in exchange for those services, net of sales taxes.

For sales through channel partners, we consider the channel partner to be the end customer for the purposes of revenue recognition as our contractual relationships with channel partners do not depend on the sale of our services to their customers and payment from the channel partner is not contingent on receiving payment from their customers. Our contractual relationships with channel partners do not allow returns, rebates, or price concessions.

Pricing is generally fixed at contract inception and therefore, our contracts do not contain a significant amount of variable consideration.

Revenue recognition is determined through the following steps:

• Identification of the contract, or contracts, with a customer

• Identification of the performance obligations in the contract

• Determination of the transaction price

• Allocation of the transaction price to the performance obligations in the contract

• Recognition of revenue when, or as, performance obligations are satisfied

Subscription Revenue

Revenue from subscription-based agreements primarily consists of fees paid by customers to access our cloud-based platform, including support services. The majority of our subscription-based agreements have multi-year contractual terms and a smaller percentage have annual contractual terms. Revenue is recognized ratably over the related contractual term beginning on the date that the platform is made available to a customer. Access to the platform represents a series of distinct services as we continually provide access to and fulfill our obligation to the end customer over the subscription term. The series of distinct services represents a single performance obligation that is satisfied over time. We recognize revenue ratably

because the customer receives and consumes the benefits of the platform throughout the contract period. Our contracts are generally non-cancelable. Consumption-based agreements utilize a tiered pricing structure for an annual purchase commitment based upon an estimated volume of usage. Revenue from the annual purchase commitment in consumption-based contracts is also recognized ratably over the contractual term of the contract. Amounts for the annual purchase commitments do not carry over beyond each annual commitment period.

Professional Services and Other Revenue

Professional services revenue consists of implementation services sold with new subscriptions as well as professional services sold separately. Other revenue includes training and education. Professional services arrangements are billed in advance, and revenue from these arrangements is recognized as the services are provided, generally based on hours incurred. Training and education revenue is also recognized as the services are provided.

Contracts with Multiple Performance Obligations

Most of our contracts with new customers contain multiple performance obligations, generally consisting of subscriptions and professional services. For these contracts, individual performance obligations are accounted for separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices are determined based on historical standalone selling prices, taking into consideration overall pricing objectives, market conditions and other factors, including contract value, customer demographics and the number and types of users within the contract.

Contract Acquisition Costs

Contract acquisition costs, net are stated at cost net of accumulated amortization and primarily consist of deferred sales commissions, which are considered incremental and recoverable costs of obtaining a contract with a customer. Contract acquisition costs for initial contracts are deferred and then amortized on a straight-line basis over the period of benefit, which we have determined to be approximately four years. The period of benefit is determined by taking into consideration contractual terms, expected customer life, changes in our technology and other factors. Contract acquisition costs for renewal contracts are not commensurate with contract acquisition costs for initial contracts and are recorded as expense when incurred if the period of benefit is one year or less. If the period of benefit is greater than one year, costs are deferred and then amortized on a straight-line basis over the period of benefit. Contract acquisition costs related to professional services and other performance obligations with a period of benefit of one year or less are recorded as expense when incurred. Amortization of contract acquisition costs is included in sales and marketing expenses in the accompanying consolidated statements of operations.

Capitalized Internal-Use Software Costs

We capitalize certain costs related to development of our platform incurred during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Maintenance and training costs are also expensed as incurred. Capitalized costs are included in property and equipment.

Capitalized internal-use software is amortized mostly as subscription cost of revenue, with a smaller portion related to operations amortized as research and development within operating expenses. All capitalized internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill and indefinite-lived intangible assets are not amortized, but rather tested for impairment at least annually on November 1 or more often if and when circumstances indicate that the carrying value may not be recoverable. Finite-lived intangible assets are amortized over their useful lives.

Goodwill is tested for impairment based on reporting units. We periodically reevaluate our business and have determined that it continues to operate in one segment, which is also considered the sole reporting unit. Therefore, goodwill is tested for impairment at the consolidated level.

We review our long-lived assets, including property and equipment and finite-lived intangible assets, for impairment whenever an event or change in facts and circumstances indicates that their carrying amounts may not be recoverable. Recoverability of these assets is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount exceeds the undiscounted cash flows, the assets are determined to be impaired and an impairment charge is recognized as the amount by which the carrying amount exceeds fair value.

Stock-Based Compensation

We have granted stock-based awards, consisting of stock options and restricted stock units, to our employees, certain consultants and certain members of our board of directors. We record stock-based compensation based on the grant date fair value of the awards, which include stock options and restricted stock units, and recognize the fair value of those awards as expense using the straight-line method over the requisite service period of the award. For restricted stock units that contain performance conditions, we recognize expense using the accelerated attribution method if it is probable the performance conditions will be met. We estimate the grant date fair value of stock options using the Black-Scholes option-pricing model.

Stock-based compensation expense related to purchase rights issued under the 2018 Employee Stock Purchase Plan, or ESPP, is based on the Black-Scholes option-pricing model fair value of the estimated number of awards as of the beginning of the offering period. Stock-based compensation expense is recognized using the straight-line method over the offering period.

The determination of the grant date fair value of stock-based awards is affected by the estimated fair value of our common stock as well as other assumptions and judgments, which are estimated as follows:

- *Fair Value Per Share of Common Stock.* Because there was no public market for our common stock prior to the IPO, the board of directors determined the common stock fair value at the grant date by considering numerous objective and subjective factors, including contemporaneous valuations of our common stock, actual operating and financial performance, market conditions, and performance of comparable publicly traded companies, business developments, the likelihood of achieving a liquidity event, and transactions involving preferred and common stock, among other factors. Subsequent to the IPO, we determine the fair value of common stock as of each grant date using the market closing price of our Class B common stock on the date of grant.

- *Expected Term.* The expected term is determined using the simplified method, which is calculated as the midpoint of the option's contractual term and vesting period. We use this method due to limited stock option exercise history. For the ESPP, the expected term is the beginning of the offering period to the end of each purchase period.

- *Expected Volatility.* The expected volatility is estimated based on the volatility of the Company's common stock over a period equivalent to the expected term of the awards.

- *Risk-free Interest Rate.* The risk-free interest rate is determined using U.S. Treasury rates with a similar term as the expected term of the option.

- *Expected Dividend Yield.* We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Recent Accounting Pronouncements

See Note 2 "Summary of Significant Accounting Policies" of our consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K for more information regarding recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include interest rate foreign currency exchange rate, and inflation sensitivities as follows:

Interest Rate Risk

As of January 31, 2026, we had $43.0 million of cash and cash equivalents, which were held for working capital purposes. Our cash and cash equivalents consist primarily of cash, money market funds, and certificates of deposit. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Decreases in interest rates, however, would reduce future interest income.

We have a credit facility that permits us to incur up to $125.3 million in term loan borrowings, all of which had been drawn as of January 31, 2026. As of January 31, 2026, the term loan maturity date was August 19, 2028. The credit facility requires interest-only payments on a portion of the accrued interest until the maturity date. This payable portion of the interest that accrues on the outstanding principal of the term loan is due in cash on a monthly basis, which, as of January 31, 2026, accrued at a floating rate equal to the greater of (1) 8.0% and (2) Adjusted Term SOFR. Adjusted Term SOFR is defined as the greater of (a) 2.5% and (b) three-month Term SOFR. In the event that SOFR is unavailable, interest will accrue at a floating rate equal to the greater of (1) 7.0% and (2) the Alternate Base Rate plus 2.75% per year. The Alternate Base Rate is defined as the greatest of (a) the Prime Rate (b) Federal Funds Effective Rate plus 0.5% and (c) Adjusted Term SOFR plus 1.0%. The Federal Funds Effective rate is defined as the rate published by the Federal Reserve System as the overnight rate, or, if such rate is not so published, the average of the quotations for the day for such transaction received by Administrative Agent from three Federal funds brokers. As of January 31, 2026, the cash interest rate was approximately 6.9%. In addition to the 6.9% cash interest rate, a fixed rate equal to 5.0% per year accrues on the outstanding principal of the term loan. This capitalized portion of the interest is added to the principal amount of the outstanding term loan on a monthly basis and is due upon maturity.

Interest rate risk also reflects our exposure to movements in interest rates associated with our borrowings. At January 31, 2026, we had total debt outstanding with a carrying amount of $126.5 million, which approximates fair value. A hypothetical change in interest rates of 100 basis points after January 31, 2026 would not have a material impact on the fair value of our outstanding debt, even at the borrowing limit, or in the returns on our cash.

Foreign Currency Exchange Risk

Due to our international operations, we have foreign currency risks related to revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the Japanese Yen, British Pound Sterling, and the Australian Dollar. Our subscriptions and services contracts are primarily denominated in the local currency of the customer making the purchase. In addition, a portion of operating expenses are incurred outside the United States and are denominated in foreign currencies. Changes in the relative value of the U.S. dollar to other currencies may negatively affect revenue and other operating results as expressed in U.S. dollars. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on operating results.

We have experienced and will continue to experience fluctuations in net loss as a result of transaction gains or losses related to remeasuring certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. We have not engaged in the hedging of foreign currency transactions to date. We are considering the costs and benefits of initiating such a program and may in the future hedge balances and transactions denominated in currencies other than the U.S. dollar as we expand international operations.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations to date. For example, our subscription contracts often contain pricing terms that are tied to the Consumer Price Index (CPI), and our pricing policy for renewals not tied to CPI is designed to approximate changes in CPI. If our costs were to become subject to significant inflationary pressure, we may not be able to fully offset these higher costs with price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Domo, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Domo, Inc. (the Company) as of January 31, 2025 and 2026, the related consolidated statements of operations, comprehensive loss, stockholders' deficit and cash flows for each of the three years in the period ended January 31, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2025 and 2026, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 15, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue recognition

Description of the Matter	As described in Note 2 to the consolidated financial statements, the Company derives its revenue primarily from subscription revenue and professional services revenue. Subscription revenue primarily consists of fees paid by customers to access the Company's cloud-based platform through both subscription and consumption-based agreements, including support services. Professional services revenue consists of fees paid by customers for other services including implementation, training and education. The Company evaluates its customer contracts to determine whether its services are considered distinct performance obligations that should be accounted for separately or combined. When the Company determines that a customer contract contains multiple performance obligations, the performance obligations are accounted for separately and revenue is allocated to each distinct performance obligation based on its standalone selling price.

Auditing the Company's determination of distinct performance obligations, the allocation of the transaction price based on a standalone selling price and the timing of revenue recognition can be challenging. Judgment is involved in the identification of distinct performance obligations, the determination of standalone selling price, and the timing of revenue recognition.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's identification of distinct performance obligations and allocation of the transaction price to those performance obligations, including the underlying assumptions related to the determination of the standalone selling prices.

Our audit procedures to test the determination of performance obligations, the allocation of the transaction price based on standalone selling prices and the timing of revenue recognition included, among others, obtaining an understanding of the Company's service offerings and testing a sample of customer contracts from which the Company generated revenue. For each selection, we identified the services to be provided under the terms of the contract and assessed management's determination of the performance obligations. We tested management's determination of standalone selling prices for performance obligations by evaluating the appropriateness of the methodology applied, testing selections to corroborate the data underlying the Company's calculations and testing the calculations for accuracy. We also tested that the timing of revenue recognition was appropriate.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2010.

Salt Lake City, Utah
April 15, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Domo, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Domo, Inc.'s internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Domo, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2025 and 2026, the related consolidated statements of operations, comprehensive loss, stockholders' deficit and cash flows for each of the three years in the period ended January 31, 2026, and the related notes and our report dated April 15, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Salt Lake City, Utah
April 15, 2026

Domo, Inc.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	As of January 31,	
	2025	**2026**
Assets		
Current assets:		
Cash and cash equivalents	$ 45,264	$ 42,951
Accounts receivable, net of allowances of $3,470 and $5,391 as of January 31, 2025 and January 31, 2026, respectively	71,544	85,456
Contract acquisition costs, net	15,780	18,013
Prepaid expenses and other current assets	9,089	7,138
Total current assets	141,677	153,558
Property and equipment, net	28,625	28,970
Right-of-use assets	10,158	10,990
Contract acquisition costs, noncurrent, net	19,553	28,387
Intangible assets, net	2,125	1,558
Goodwill	9,478	9,478
Other assets	2,724	2,592
Total assets	$ 214,340	$ 235,533
Liabilities and stockholders' deficit		
Current liabilities:		
Accounts payable	$ 10,033	$ 18,765
Warrant liability	11,208	9,249
Accrued expenses and other current liabilities	49,701	60,852
Lease liabilities	5,731	7,472
Deferred revenue	178,276	174,885
Total current liabilities	254,949	271,223
Lease liabilities, noncurrent	7,695	5,676
Deferred revenue, noncurrent	2,828	6,024
Other liabilities, noncurrent	8,446	12,180
Long-term debt	117,668	126,494
Total liabilities	391,586	421,597
Commitments and contingencies (Note 12)		
Stockholders' deficit:		
Preferred stock, $0.001 par value per share; 10,000 shares authorized as of January 31, 2025 and 2026; no shares issued and outstanding as of January 31, 2025 and 2026	—	—
Class A common stock, $0.001 par value per share; 3,264 shares authorized, issued and outstanding as of January 31, 2025 and 2026	3	3
Class B common stock, $0.001 par value per share; 500,000 shares authorized as of January 31, 2025 and 2026; 36,190 and 39,187 shares issued and outstanding as of January 31, 2025 and 2026, respectively	36	39
Additional paid-in capital	1,310,922	1,359,652
Accumulated other comprehensive (loss) income	(669)	1,122
Accumulated deficit	(1,487,538)	(1,546,880)
Total stockholders' deficit	(177,246)	(186,064)
Total liabilities and stockholders' deficit	$ 214,340	$ 235,533

See accompanying notes to consolidated financial statements.

Domo, Inc.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year Ended January 31,		
	2024	2025	2026
Revenue:			
Subscription	$ 285,500	$ 286,002	$ 289,352
Professional services and other	33,489	31,042	29,505
Total revenue	318,989	317,044	318,857
Cost of revenue:			
Subscription	46,045	53,585	56,897
Professional services and other	29,425	27,408	22,838
Total cost of revenue	75,470	80,993	79,735
Gross profit	243,519	236,051	239,122
Operating expenses:			
Sales and marketing	163,902	151,505	141,812
Research and development	85,049	87,899	77,190
General and administrative	49,449	55,929	59,217
Total operating expenses	298,400	295,333	278,219
Loss from operations	(54,881)	(59,282)	(39,097)
Other expense, net:			
Loss on extinguishment of debt	—	(1,850)	—
Remeasurement of warrant liability	—	(150)	1,959
Other expense, net	(19,431)	(19,443)	(20,445)
Total other expense, net	(19,431)	(21,443)	(18,486)
Loss before income taxes	(74,312)	(80,725)	(57,583)
Provision for income taxes	1,257	1,210	1,759
Net loss	$ (75,569)	$ (81,935)	$ (59,342)
Net loss per share, basic and diluted	$ (2.10)	$ (2.13)	$ (1.45)
Weighted-average number of shares used in computing net loss per share, basic and diluted	36,050	38,501	40,984

See accompanying notes to consolidated financial statements.

Domo, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended January 31,					
	2024		**2025**		**2026**	
Net loss	$	(75,569)	$	(81,935)	$	(59,342)
Foreign currency translation adjustments		142		(489)		1,791
Comprehensive loss	$	(75,427)	$	(82,424)	$	(57,551)

See accompanying notes to consolidated financial statements.

Domo, Inc.

Consolidated Statements of Stockholders' Deficit

(in thousands, except share amounts)

	Stockholders' Deficit							
	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount				
Balance as of January 31, 2023	3,263,659	$ 3	31,572,826	$ 32	$ 1,183,921	$ (322)	$ (1,330,034)	$ (146,400)
Vesting of restricted stock units	—	—	1,742,989	2		—	—	2
Issuance of common stock under employee stock purchase plan	—	—	332,303	—	3,406	—	—	3,406
Exercise of stock options	—	—	7,638	—	65	—	—	65
Stock-based compensation expense	—	—	—	—	64,808	—	—	64,808
Other comprehensive income	—	—	—	—	—	142	—	142
Net loss	—	—	—	—	—	—	(75,569)	(75,569)
Balance as of January 31, 2024	3,263,659	$ 3	33,655,756	$ 34	$ 1,252,200	$ (180)	$ (1,405,603)	$ (153,546)
Vesting of restricted stock units	—	—	2,378,046	2	—	—	—	2
Shares repurchased for tax withholdings on vesting of restricted stock	—	—	(116,694)	—	(820)	—	—	(820)
Issuance of common stock under employee stock purchase plan	—	—	273,340	—	1,910	—	—	1,910
Stock-based compensation expense	—	—	—	—	57,632	—	—	57,632
Other comprehensive loss	—	—	—	—	—	(489)	—	(489)
Net loss		—	—	—	—	—	(81,935)	(81,935)
Balance as of January 31, 2025	3,263,659	$ 3	36,190,448	$ 36	$ 1,310,922	$ (669)	$ (1,487,538)	$ (177,246)
Vesting of restricted stock units	—	—	3,041,911	3	—	—	—	3
Shares repurchased for tax withholdings on vesting of restricted stock	—	—	(264,495)	—	(3,245)	—	—	(3,245)
Issuance of common stock under employee stock purchase plan	—	—	218,685	—	1,333	—	—	1,333
Stock-based compensation expense	—	—	—	—	50,642	—	—	50,642
Other comprehensive income	—	—	—	—	—	1,791	—	1,791
Net loss	—	—	—	—	—	—	(59,342)	(59,342)
Balance as of January 31, 2026	3,263,659	$ 3	39,186,549	$ 39	$ 1,359,652	$ 1,122	$ (1,546,880)	$ (186,064)

See accompanying notes to consolidated financial statements.

Domo, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended January 31,		
	2024	2025	2026
Cash flows from operating activities			
Net loss	$ (75,569)	$ (81,935)	$ (59,342)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	6,622	9,236	9,835
Non-cash lease expense	4,318	4,399	5,582
Amortization of contract acquisition costs	17,770	17,524	18,910
Stock-based compensation expense	64,348	59,366	56,055
Loss on extinguishment of debt	—	1,850	—
Remeasurement of warrant liability	—	150	(1,959)
Other, net	4,735	6,209	9,033
Change in operating assets and liabilities:			
Accounts receivable, net	11,761	(4,347)	(13,912)
Contract acquisition costs	(15,324)	(17,492)	(29,625)
Prepaid expenses and other assets	(1,593)	123	2,411
Accounts payable	(6,974)	1,829	8,882
Operating lease liabilities	(5,177)	(5,334)	(6,665)
Accrued expenses and other liabilities	(4,438)	6,252	8,924
Deferred revenue	2,104	(6,882)	(195)
Net cash provided by (used in) operating activities	2,583	(9,052)	7,934
Cash flows from investing activities			
Purchases of property and equipment	(11,734)	(9,445)	(9,954)
Purchases of intangible assets	(26)	—	—
Net cash used in investing activities	(11,760)	(9,445)	(9,954)
Cash flows from financing activities			
Payments of deferred offering costs for registration statement	—	(1,003)	(164)
Proceeds from shares issued in connection with employee stock purchase plan	3,406	1,910	1,333
Shares repurchased for tax withholdings on vesting of restricted stock	—	(820)	(3,245)
Debt issuance proceeds (costs), net	—	52,758	(206)
Repayment of debt and related fees	—	(53,177)	—
Proceeds from short-term payable financing	—	12,694	14,764
Payments on short-term payable financing	—	(8,971)	(14,682)
Proceeds from exercise of stock options	65	—	—
Net cash provided by (used in) financing activities	3,471	3,391	(2,200)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	145	(569)	1,907
Net decrease in cash, cash equivalents, and restricted cash	(5,561)	(15,675)	(2,313)
Cash, cash equivalents, and restricted cash at beginning of period	66,500	60,939	45,264
Cash, cash equivalents, and restricted cash at end of period	$ 60,939	$ 45,264	$ 42,951
Supplemental disclosures of cash flow information			
Cash paid (received) for income taxes, net	$ 577	$ 1,166	$ (32)
Cash paid for interest	$ 12,593	$ 12,117	$ 9,971
Non-cash investing and financing activities			
Operating lease right-of-use assets obtained for lease liabilities	$ 806	$ 2,863	$ 7,159
Purchases of property and equipment included in accounts payable and lease liabilities	$ 329	$ 416	$ 166
Stock-based compensation capitalized as internal-use software	$ 2,509	$ 2,406	$ 2,203
Debt issuance costs in accounts payable and accrued liabilities	$ —	$ 206	$ —
Deferred offering costs for registration statement in accounts payable and accrued liabilities	$ —	$ 164	$ —
Issuance of warrants in connection with credit facility	$ —	$ 11,058	$ —

See accompanying notes to consolidated financial statements.

Domo, Inc.

Notes to Consolidated Financial Statements

1. Overview and Basis of Presentation

Description of Business and Basis of Presentation

Domo, Inc. (the Company) provides a cloud-based platform that digitally connects everyone from the CEO to the frontline employee with all the data, systems and people in an organization, giving them access to real-time data and insights and allowing them to put data to work for everyone so they can multiply their impact on the business. The Company is incorporated in Delaware. The Company's headquarters is located in American Fork, Utah and the Company has subsidiaries in the United Kingdom, Australia, Japan, Hong Kong, Singapore, New Zealand, Canada, Spain and India.

The accompanying consolidated financial statements, which include the accounts of the Company and its wholly owned subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). All intercompany balances and transactions have been eliminated in consolidation. The Company's fiscal year ends on January 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. The Company bases its estimates on historical experience and on other assumptions that its management believes are reasonable under the circumstances. Actual results could differ from those estimates. The Company's estimates and judgments include the determination of standalone selling prices for the Company's services, which are used to determine revenue recognition for arrangements with multiple performance obligations; the amortization period for deferred contract acquisition costs; valuation of the Company's stock-based compensation and related service period; useful lives of fixed assets; fair value of warrants; capitalization and estimated useful life of internal-use software; the incremental borrowing rate used to calculate the present value of capitalized leases; evaluation for impairment of long-lived and intangible assets including goodwill; and the allowance for doubtful accounts and expected credit losses.

Foreign Currency

The functional currencies of the Company's foreign subsidiaries are the respective local currencies. The cumulative effect of translation adjustments arising from the use of differing exchange rates from period to period is included in accumulated other comprehensive income within the consolidated balance sheets. Changes in the cumulative foreign translation adjustment are reported in the consolidated statements of stockholders' deficit and the consolidated statements of comprehensive loss. Transactions denominated in currencies other than the functional currency are remeasured at the end of the period and when the related receivable or payable is settled, which may result in transaction gains or losses. Foreign currency transaction gains and losses are included in other expense, net in the consolidated statements of operations. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate during the period, and equity balances are translated using historical exchange rates.

Segment Information

The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources. This financial information primarily includes consolidated GAAP and non-GAAP measures of profit and loss as well as certain consolidated balance sheet and cash flow measures. The measures most consistent with GAAP used by the CODM are consolidated net income (loss) and operating cash provided by (used in) operating activities. As a result of the CODM being regularly provided these measures on a consolidated basis, any significant financial segment information is inherently reflected in the Company's consolidated financial statements and related notes.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and money market funds. The fair value of cash equivalents approximated their carrying value as of January 31, 2025 and January 31, 2026.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount (net of allowance), do not require collateral, and do not bear interest. The Company's payment terms generally provide that customers pay within 30 days of the invoice date.

Included in accounts receivable are unbilled receivables, which are amounts that have not yet been invoiced to the customers as of the balance sheet date but are contractually owed to the Company from its customers.

The Company maintains an allowance for doubtful accounts and expected credit losses for amounts the Company does not expect to collect. In establishing the required allowance, management considers historical losses, current market conditions, customers' financial condition and credit quality, the age of the receivables, and current payment patterns. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Changes in the Company's allowance for doubtful accounts for the years ended January 31, 2024, 2025 and 2026 were as follows (in thousands):

Balance as of January 31, 2023	$	2,084
Additions		7,977
Write-offs		(6,350)
Balance as of January 31, 2024		3,711
Additions		6,528
Write-offs		(6,769)
Balance as of January 31, 2025		3,470
Additions		9,240
Write-offs		(7,319)
Balance as of January 31, 2026	$	5,391

Contract Acquisition Costs

Contract acquisition costs, net are stated at cost net of accumulated amortization and primarily consist of deferred sales commissions, which are considered incremental and recoverable costs of obtaining a contract with a customer. Contract acquisition costs for initial contracts are deferred and then amortized on a straight-line basis over the period of benefit, which the Company has determined to be approximately four years. The period of benefit is determined by taking into consideration contractual terms, expected customer life, changes in the Company's technology and other factors. Contract acquisition costs for renewal contracts are not commensurate with contract acquisition costs for initial contracts and are recorded as expense when incurred if the period of benefit is one year or less. If the period of benefit is greater than one year, costs are deferred and then amortized on a straight-line basis over the period of benefit, which the Company has determined to be two years. Contract acquisition costs related to professional services and other performance obligations with a period of benefit of one year or less are recorded as expense when incurred. Amortization of contract acquisition costs is included in sales and marketing expenses in the accompanying consolidated statements of operations.

Amortization expense related to contract acquisition costs was $17.8 million, $17.5 million and $18.9 million for the years ended January 31, 2024, 2025 and 2026, respectively. There was no impairment charge in relation to contract acquisition costs for the periods presented.

2. Summary of Significant Accounting Policies (Continued)

Property and Equipment, Net

Property and equipment, net, are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets or over the related lease terms (if shorter). Repairs and maintenance costs are expensed as incurred.

The estimated useful lives of property and equipment are as follows:

Computer equipment and software	2-3 years
Furniture, vehicles and office equipment	3 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Leases

At the inception of a contract, the Company determines whether the contract is or contains a lease. Leases with a term greater than one year are recognized on the balance sheet as right-of-use (ROU) assets and lease liabilities. The Company has elected the short-term leases practical expedient which allows any leases with a term of 12 months or less to be considered short-term and thus not have an ROU asset or lease liability recognized on the balance sheet.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As these leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate incurred to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The operating lease ROU asset also includes any lease payments made in advance of lease expense and excludes lease incentives and initial direct costs incurred. Certain lease terms include options to terminate or extend the lease for periods of one to three years. The Company does not include these optional periods in its minimum lease terms or in the determination of the ROU assets and lease liabilities associated with these leases unless the options are reasonably certain to be exercised. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. ROU assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

The Company has lease agreements with lease and non-lease components which the Company has elected to account for as a single lease component. On the lease commencement date, the Company establishes assets and liabilities for the present value of estimated future costs to retire long-lived assets at the termination or expiration of a lease. Such assets are depreciated over the lease term to operating expense.

Capitalized Internal-Use Software Costs

The Company capitalizes certain costs related to development of its platform incurred during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Maintenance and training costs are also expensed as incurred. Capitalized costs are included in property and equipment.

Capitalized internal-use software is amortized generally as subscription cost of revenue, with a smaller portion related to operations amortized as research and development within operating expenses. All capitalized internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill and indefinite-lived intangible assets are not amortized, but rather tested for impairment

2. Summary of Significant Accounting Policies (Continued)

at least annually on November 1 or more often if and when circumstances indicate that the carrying value may not be recoverable. Finite-lived intangible assets are amortized over their useful lives.

Goodwill is tested for impairment based on reporting units. The Company periodically reevaluates the business and has determined that it continues to operate in one segment, which is also considered the sole reporting unit. Therefore, goodwill is tested for impairment at the consolidated level.

The Company reviews its long-lived assets, including property and equipment, finite-lived intangible assets, and ROU assets for impairment whenever an event or change in facts and circumstances indicates that their carrying amounts may not be recoverable. Recoverability of these assets is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount exceeds the undiscounted cash flows, the assets are determined to be impaired and an impairment charge is recognized as the amount by which the carrying amount exceeds fair value.

There was no goodwill acquired and no impairment charges for goodwill during the periods presented.

Revenue Recognition

The Company derives revenue primarily from subscription revenue, which consists of consumption-based agreements and subscription-based agreements for its cloud-based platform. The Company also sells professional services. Revenue is recognized when control of these services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services, net of sales taxes.

For sales through channel partners, the Company considers the channel partner to be the end customer for the purposes of revenue recognition as the Company's contractual relationships with channel partners do not depend on the sale of the Company's services to their customers and payment from the channel partner is not contingent on receiving payment from their customers. The Company's contractual relationships with channel partners do not allow returns, rebates, or price concessions.

Pricing is generally fixed at contract inception and therefore, the Company's contracts do not contain a significant amount of variable consideration.

Revenue recognition is determined through the following steps:

- Identification of the contract, or contracts, with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, performance obligations are satisfied

Subscription Revenue

Subscription revenue primarily consists of fees paid by customers to access the Company's cloud-based platform, including support services, through both consumption-based agreements and subscription-based agreements. The majority of these agreements have multi-year contractual terms and a smaller percentage have annual contractual terms. Consumption-based agreements utilize a tiered pricing structure for an annual purchase commitment based upon an estimated volume of usage. Revenue from the annual purchase commitment in consumption-based agreements is recognized ratably over the related contractual term of the contract. Amounts for the annual purchase commitments do not carry over beyond each annual commitment period. Revenue for subscription-based agreements is a function of customers, platform tier, number of users, price per user, and transaction and data volumes. Revenue for subscription-based agreements is also recognized ratably over the related contractual term beginning on the date that the platform is made available to a customer. Access to the platform represents a series of distinct services as the Company continually provides access to and fulfills its obligation to the end

2. Summary of Significant Accounting Policies (Continued)

customer over the subscription term. The series of distinct services represents a single performance obligation that is satisfied over time. The Company recognizes revenue ratably because the customer receives and consumes the benefits of the platform throughout the contract period. The Company's contracts are generally non-cancelable.

Professional Services and Other Revenue

Professional services revenue consists of implementation services sold with new subscriptions as well as professional services sold separately. Other revenue includes training and education. Professional services arrangements are billed in advance, and revenue from these arrangements is recognized as the services are provided, generally based on hours incurred. Training and education revenue is also recognized as the services are provided.

Contracts with Multiple Performance Obligations

Most of the Company's contracts with new customers contain multiple performance obligations, generally consisting of subscriptions and professional services. For these contracts, individual performance obligations are accounted for separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices are determined based on historical standalone selling prices, taking into consideration overall pricing objectives, market conditions and other factors, including contract value, customer demographics, platform tier, and the number and types of users within the contract.

Deferred Revenue

The Company's contracts are typically billed annually in advance. Deferred revenue includes amounts collected or billed in excess of revenue recognized. Deferred revenue is recognized as revenue as the related performance obligations are satisfied.

Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as a current liability and the remaining portion is recorded as a noncurrent liability.

Cost of Revenue

Cost of subscription revenue consists primarily of third-party hosting services and data center capacity; employee-related costs directly associated with cloud infrastructure and customer support personnel, including salaries, benefits, bonuses and stock-based compensation; amortization expense associated with capitalized software development costs; depreciation expense associated with computer equipment and software; certain fees paid to various third parties for the use of their technology and services; and allocated overhead. Allocated overhead includes items such as information technology infrastructure, rent, and employee benefit costs.

Cost of professional services and other revenue consists primarily of employee-related costs associated with these services, including stock-based compensation; third-party consultant fees; and allocated overhead.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $11.7 million, $9.0 million and $10.0 million for the years ended January 31, 2024, 2025 and 2026, respectively.

Research and Development

Research and development expenses consist primarily of employee-related costs for the design and development of the Company's platform, contractor costs to supplement staff levels, third-party web services, consulting services, and allocated overhead. Research and development expenses, other than software development costs qualifying for capitalization, are expensed as incurred.

2. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

The Company has granted stock-based awards, consisting of stock options and restricted stock units, to its employees, certain consultants and members of its board of directors. The Company records stock-based compensation based on the grant date fair value of the awards, which include restricted stock units and stock options, and generally recognizes the fair value of those awards as expense using the straight-line method over the requisite service period of the award.

For awards subject to market conditions, the fair value is determined using a Monte Carlo simulation model, which requires the use of various estimates, corresponding to the length of time remaining in the performance period. Stock-based compensation expense for awards with market conditions is recognized over the requisite service period using the accelerated attribution method and is not reversed if the market condition is not met.

Stock-based compensation expense related to purchase rights issued under the 2018 Employee Stock Purchase Plan, as amended (ESPP) is based on the Black-Scholes option-pricing model fair value of the estimated number of awards as of the beginning of the offering period. Stock-based compensation expense is recognized using the straight-line method over the offering period.

The determination of the grant date fair value of stock-based awards is affected by the estimated fair value of the Company's common stock as well as other assumptions and judgments, which are estimated as follows:

- *Fair Value Per Share of Common Stock*. The Company determines the fair value of common stock as of each grant date using the market closing price of the Company's Class B common stock on the date of grant.

- *Expected Term*. The expected term is determined using the simplified method, which is calculated as the midpoint of the option's contractual term and vesting period. The Company uses this method due to limited stock option exercise history. For the ESPP, the expected term is the beginning of the offering period to the end of each purchase period.

- *Expected Volatility*. The expected volatility is estimated based on the volatility of the Company's common stock over a period equivalent to the expected term of the awards.

- *Risk-free Interest Rate*. The risk-free interest rate is determined using U.S. Treasury rates with a similar term as the expected term of the option.

- *Expected Dividend Yield*. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero.

Income Taxes

The Company accounts for income taxes in accordance with the liability method of accounting for income taxes. Under this method, the Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to affect taxable income.

Valuation allowances are provided when it is more-likely-than-not that some or all of the deferred income tax assets may not be realized. In assessing the need for a valuation allowance, the Company has considered its historical levels of income, expectations of future taxable income and ongoing tax planning strategies. Because of the uncertainty of the realization of its deferred tax assets, the Company has a full valuation allowance for domestic net deferred tax assets, including net operating loss carryforwards, and tax credits related primarily to research and development. Realization of its deferred tax assets is dependent primarily upon future U.S. taxable income.

Tax positions are recognized in the consolidated financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. The Company's policy for recording interest and penalties related to income taxes, including uncertain tax positions, is to record such items as a component of the provision for income taxes.

2. Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. Cash denominated in currencies other than the United States dollar represented 32% and 24% of total cash and cash equivalents as of January 31, 2025 and January 31, 2026, respectively.

The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insured limits. The Company may invest its excess cash in money market funds, certificates of deposit, or in short-term investments consisting of highly-rated debt securities.

No single customer accounted for more than 10% of revenue for the years ended January 31, 2024, 2025 and 2026 or more than 10% of accounts receivable as of January 31, 2025 and January 31, 2026.

The Company is primarily dependent upon third parties in order to meet the uptime and performance requirements of its customers. Any disruption of or interference with the Company's use of these third parties would impact operations.

Net Loss per Share

The Company computes net loss per share using the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, other than voting rights. Accordingly, the Class A common stock and Class B common stock share equally in the Company's net losses.

Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period increased by common shares that could be issued upon conversion or exercise of other outstanding securities to the extent those additional common shares would be dilutive. The dilutive effect of potentially dilutive securities is reflected in diluted net loss per share by application of the treasury stock method. During periods when the Company is in a net loss position, basic net loss per share is the same as diluted net loss per share as the effects of potentially dilutive securities are anti-dilutive.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disclosures of disaggregated income taxes paid and the effective tax rate reconciliation. For public business entities, this ASU is effective for annual reporting periods beginning after December 15, 2024 on a retrospective or prospective basis. The Company has adopted this standard effective for the annual reporting period ending January 31, 2026. The adoption did not have a material impact on the Company's consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* which requires disaggregated disclosures of relevant income statement expenses to improve financial reporting by enhancing transparency in the notes to the financial statements, specifically regarding expense categories. For public business entities, this ASU is effective for annual reporting periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact of adopting ASU 2024-03.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,* which provides a practical expedient and accounting policy election which will result in reduced complexity for the measurement of credit losses arising from transactions accounted for under ASC 606—*Revenue from Contracts with Customers*, which include current contract assets and current accounts receivable. Specifically, the practical expedient permits entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset, and the accounting policy election permits an entity other than a public business entity to consider collection activity after the balance sheet date when estimating expected credit losses. Entities

2. Summary of Significant Accounting Policies (Continued)

electing to apply the practical expedient and the accounting policy election, if applicable, should apply the amendments prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-05.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software,* which removes developmental stage-based framework and replaces them with a more principles-based model. Under this ASU, capitalization of internal-use software costs begins when management authorizes commits to funding the project and it is probable that the project will be completed and the software will be used as intended. ASU 2025-06 also aligns disclosure requirements with those in ASC 360-10 for property, plant, and equipment. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027 and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-06.

In November 2025, the FASB issued ASU No. 2025-11, *Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements*. The amendments in this Update clarify disclosure requirements for interim financial statements. The amendments can be applied on either a prospective or retrospective basis. This ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU No. 2025-12, *Codification Improvements,* which is part of an ongoing effort to clarify and correct various sections of the Accounting Standards Codification. This ASU clarifies the calculation of diluted earnings per share during periods which an entity has a loss from continuing operations and the accounting for treasury stock retirements. The amendments in this Update are effective for annual reporting periods after December 15, 2026 and interim periods within those fiscal years, with early adoption permitted. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. The Company is currently evaluating the impact of adopting ASU 2025-12.

3. Cash and Cash Equivalents

The amortized cost and estimated fair value of the Company's cash and cash equivalents as of January 31, 2025 and January 31, 2026 were as follows (in thousands):

	January 31, 2025			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Cash	$ 30,208	$ —	$ —	$ 30,208
Cash equivalents:				
Money market funds	15,056	—	—	15,056
Total cash and cash equivalents	$ 45,264	$ —	$ —	$ 45,264

	January 31, 2026			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Cash	$ 37,460	$ —	$ —	$ 37,460
Cash equivalents:				
Money market funds	5,491	—	—	5,491
Total cash and cash equivalents	$ 42,951	$ —	$ —	$ 42,951

4. Fair Value Measurements

Assets Measured at Fair Value on a Recurring Basis

Financial instruments recorded at fair value in the financial statements are categorized as follows:

- Level 1: Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

- Level 2: Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs reflecting management's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The following tables summarize the assets measured at fair value on a recurring basis as of January 31, 2025 and January 31, 2026 by level within the fair value hierarchy (in thousands):

	January 31, 2025			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 15,056	$ —	$ —	$ 15,056
Financial liability:				
Warrant liability	$ —	$ —	$ 11,208	$ 11,208

	January 31, 2026			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 5,491	$ —	$ —	$ 5,491
Financial liability:				
Warrant liability	$ —	$ —	$ 9,249	$ 9,249

Level 3 instruments consisted of a liability related to warrants to purchase Class B common stock, which were issued in connection with the credit facility. See Note 11 "Debt" for further details surrounding this issuance. The warrant liability was recorded at fair value upon issuance and is remeasured at each subsequent quarterly period end date as long as the warrants are outstanding. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement, and are recognized in other income (expense), net in the condensed consolidated statements of operations.

The changes in the fair value of the warrant liability were as follows (in thousands):

Balance as of January 31, 2024	$ —
Issuance of Class B common stock warrants	11,058
Change in fair value of Class B common stock warrants	150
Balance as of January 31, 2025	11,208
Change in fair value of Class B common stock warrants	(1,959)
Balance as of January 31, 2026	$ 9,249

4. Fair Value Measurements (Continued)

The value of the warrant liabilities are estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year ended January 31,	
	2025	**2026**
Expected stock price volatility	70% - 79%	63% - 72%
Expected term	3.0 - 4.0 years	2.1 - 3.3 years
Risk-free interest rate	3.81% - 4.80%	3.52% - 3.89%
Expected dividend yield	—	—

During the years ended January 31, 2025 and 2026, the Company had no transfers between levels of the fair value hierarchy of its assets and liabilities measured at fair value.

Fair Value of Other Financial Instruments

The carrying amounts of certain financial instruments, including cash held in banks, accounts receivable, accounts payable, accrued liabilities, and other liabilities approximate fair value due to their short-term maturities and are excluded from the fair value tables above.

5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of January 31,		
	2025		**2026**
Capitalized internal-use software development costs	$	65,225	$ 76,434
Computer equipment and software		2,069	2,290
Leasehold improvements		4,904	5,031
Furniture, vehicles and office equipment		1,745	1,800
		73,943	85,555
Less accumulated depreciation and amortization		(45,318)	(56,585)
	$	28,625	$ 28,970

Depreciation and amortization expense related to property and equipment was $6.5 million, $8.7 million and $9.3 million for the years ended January 31, 2024, 2025 and 2026, respectively.

The Company capitalized $11.1 million, $10.4 million and $11.5 million in software development costs during the years ended January 31, 2024, 2025 and 2026, respectively. Amortization of capitalized software development costs was $5.4 million, $7.0 million and $7.3 million for the years ended January 31, 2024, 2025 and 2026, respectively.

6. Intangible Assets

Intangible assets consisted of the following (in thousands):

		As of January 31,		
		2025		2026
Intellectual property excluding patents	$	2,437	$	2,438
Patents		950		950
		3,387		3,388
Less accumulated amortization		(1,262)		(1,830)
	$	2,125	$	1,558

Amortization expense related to intangible assets was $0.1 million, $0.6 million and $0.6 million for the years ended January 31, 2024, 2025 and 2026, respectively. The patents were acquired and are being amortized over a weighted-average remaining useful life of approximately 1.6 years. Intellectual property excluding patents is being amortized over a weighted-average remaining useful life of approximately 3.0 years.

As of January 31, 2026, future amortization expense for definite-lived intangible assets is estimated to be as follows (in thousands):

Year Ending January 31,		
2027		563
2028		498
2029		497
	$	1,558

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

		As of January 31,		
		2025		2026
Accrued expenses	$	14,203	$	15,508
Accrued commissions		8,297		12,618
Accrued payroll and benefits		5,047		10,681
Accrued bonus		8,872		8,280
Short-term payable financing liability		4,435		3,804
Accrued payroll taxes		2,082		3,217
Sales and other taxes payable		1,798		1,942
Employee stock purchase plan liability		1,276		1,203
Other accrued liabilities		3,691		3,599
	$	49,701	$	60,852

Short-term Payable Financing

From time to time, the Company has entered into short-term payable financing agreements pursuant to which the counterparty assumes responsibility for payables for approximately 30-60 days to designated suppliers at the discretion of the Company.

8. Leases

The Company leases office space under non-cancelable operating leases with various expiration dates through 2028. These leases require monthly lease payments that may be subject to annual increases throughout the lease term.

Components of lease expense are summarized as follows (in thousands):

	Year Ended January 31,					
	2024		2025		2026	
Operating lease expense	$	6,131	$	5,999	$	7,281
Short-term lease expense		1,522		1,177		649
Total lease expense	$	7,653	$	7,176	$	7,930
Sublease income	$	1,765	$	931	$	1,228

Lease term and discount rate information are summarized as follows:

	As of January 31, 2026
Weighted average remaining lease term (years)	1.8
Weighted average discount rate	12.7%

Maturities of lease liabilities as of January 31, 2026 were as follows (in thousands):

Year Ending January 31:		
2027	$	8,556
2028		4,819
2029		1,246
Total lease payments		14,621
Less imputed interest		(1,473)
Present value of lease liabilities	$	13,148

Cash paid for operating leases was $7.1 million, $7.2 million and $7.2 million,during the years ended January 31, 2024, 2025 and 2026, respectively, and was included in net cash used in operating activities in the consolidated statements of cash flows.

The Company has entered into sublease agreements with various expiration dates through 2027. Under these agreements, the Company expects to receive sublease income of approximately $1.7 million as of January 31, 2026.

9. Deferred Revenue and Performance Obligations

Deferred Revenue

Significant changes in the Company's deferred revenue balance for the years ended January 31, 2024, 2025 and 2026 were as follows (in thousands):

Balance as of January 31, 2023	$	185,882
Revenue recognized that was included in the deferred revenue balance at the beginning of the period		(184,029)
Increase due to billings excluding amounts recognized as revenue during the period		186,133
Balance as of January 31, 2024		187,986
Revenue recognized that was included in the deferred revenue balance at the beginning of the period		(186,502)
Increase due to billings excluding amounts recognized as revenue during the period		179,620
Balance as of January 31, 2025		181,104
Revenue recognized that was included in the deferred revenue balance at the beginning of the period		(170,732)
Increase due to billings excluding amounts recognized as revenue during the period		170,537
Balance as of January 31, 2026	$	180,909

Unbilled Receivables

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in unbilled receivables. Unbilled receivables are recorded when there is an unconditional right to payment and invoicing has not yet occurred. As of January 31, 2025 and January 31, 2026, unbilled receivables were $0.9 million and $2.8 million, respectively. Unbilled receivables are included in accounts receivable, net on the Company's condensed consolidated balance sheets.

Transaction Price Allocated to Remaining Performance Obligations

Transaction price allocated to remaining performance obligations represents the remaining amount of revenue the Company expects to recognize from existing non-cancelable contracts, whether billed or unbilled. As of January 31, 2026, approximately $437.9 million of revenue was expected to be recognized from remaining performance obligations for subscription contracts. The Company expects to recognize approximately $227.0 million of this amount during the twelve months following January 31, 2026, with the balance recognized thereafter. As of January 31, 2026, approximately $26.9 million of revenue was expected to be recognized from remaining performance obligations for professional services and other contracts, $19.3 million of which is expected to be recognized during the twelve months following January 31, 2026, and the balance recognized thereafter.

10. Geographic Information

Revenue by geographic area is determined by the billing address of the customer. The following table sets forth revenue by geographic area (in thousands):

	Year Ended January 31,		
	2024	2025	2026
United States	$ 253,030	$ 252,225	$ 254,123
International	65,959	64,819	64,734
Total	$ 318,989	$ 317,044	$ 318,857
Percentage of revenue by geographic area:			
United States	79 %	80 %	80 %
International	21 %	20 %	20 %

Other than the United States, no other individual country exceeded 10% of total revenue for the years ended January 31, 2024, 2025 and 2026. As of January 31, 2026, substantially all of the Company's property and equipment was located in the United States.

11. Debt

Credit Facility

The Company has a credit facility that permits up to $125.3 million in term loan borrowings, all of which had been drawn as of January 31, 2026. The credit facility is secured by substantially all of the Company's assets.

In February 2024, the Company entered into an amendment to the credit facility which extended the maturity date for the outstanding loan from April 1, 2025 to April 1, 2026 and made certain modifications to the financial covenants. In conjunction with this amendment, the Company issued 189,036 fully-vested warrants to purchase shares of its Class B common stock. These warrants have an exercise price of $0.01 per share and expire on February 17, 2028.

In August 2024, the Company entered into an amendment to the credit facility which refinanced the existing term loans, extended the maturity date from April 1, 2026 to August 19, 2028, revised interest amounts payable in cash and payable in kind, and made certain modifications to the financial covenants. Furthermore, certain lenders participating in the credit facility were paid in full for their portion of the principal, PIK interest, and amendment fee and were replaced by new lenders who refinanced those amounts. The Company paid and subsequently refinanced the $7.0 million closing fee associated with the credit facility, resulting in no net impact to its cash balance. Additionally, the $5.0 million amendment fee from the August 2020 amendment plus $2.3 million of accrued PIK interest, totaling $7.3 million, was refinanced as the Second PIK Amendment Fee per the August 2024 amendment. The Second PIK Amendment Fee accrues interest at a rate of 9.5% per year and is due upon maturity, along with the related capitalized interest. Also in conjunction with this amendment, the Company issued 1,022,918 fully-vested warrants to purchase shares of its Class B common stock. These warrants have an exercise price of $0.01 per share and expire on August 19, 2028.

The credit facility requires interest-only payments on a portion of the accrued interest until the maturity date. This payable portion of the interest accrues on the outstanding principal of the term loan and is due in cash on a monthly basis, which, as of January 31, 2026, accrued at a floating rate equal to the greater of (1) 8.0% and (2) Adjusted Term SOFR. Adjusted Term SOFR is defined as the greater of (a) 2.5% and (b) three-month Term SOFR. In the event that SOFR is unavailable, interest will accrue at a floating rate equal to the greater of (1) 7.0% and (2) the Alternate Base Rate plus 2.75% per year. The Alternate Base Rate is defined as the greatest of (a) the Prime Rate (b) Federal Funds Effective Rate plus 0.5% and (c) Adjusted Term SOFR plus 1.0%. The Federal Funds Effective rate is defined as the rate published by the Federal Reserve System as the overnight rate, or, if such rate is not so published, the average of the quotations for the day for such transaction received by Administrative Agent from three Federal funds brokers. As of January 31, 2026, the cash interest rate was approximately 6.9%. In addition to the 6.9% cash interest rate, a fixed rate equal to 5.0% per year accrues on the outstanding principal of the term loan. This capitalized portion of the interest is added to the principal amount of the

11. Debt (Continued)

outstanding term loan on a monthly basis and is due upon maturity. During the years ended January 31, 2024, 2025 and 2026, $2.9 million, $4.5 million and $6.7 million of interest was capitalized, respectively.

The credit facility also requires payment upon maturity of the $7.3 million Second PIK amendment fee, plus capitalized interest, as mentioned above per the August 2024 amendment. The amendment fee accrues interest at a rate of 9.5% per year. Due to the long-term nature of the Second PIK Amendment Fee, it was recorded at present value as an increase to other liabilities, noncurrent and an increase to debt issuance costs. The liability will be accreted to its full value over the term of the loan, with such accretion recorded as interest expense in other expense, net in the condensed consolidated statements of operations. Debt issuance costs are presented as an offset to the outstanding principal balance of the term loan on the condensed consolidated balance sheets and are being amortized as interest expense in other expense, net in the condensed consolidated statements of operations over the term of the loan using the effective interest rate method.

Warrants issued in connection with the credit facility were recorded as an increase to other accrued liabilities with a corresponding increase to debt issuance costs, which is included in long-term debt on the Company's condensed consolidated balance sheets. Related interest expense is recognized in other expense, net in the condensed consolidated statements of operations using the effective interest method. See Note 13 "Stockholders' Deficit" for further details and outstanding balances regarding Class B common stock warrants.

The balances in long-term debt consisted of the following (in thousands):

| | As of January 31, | |
	2025	2026
Principal	$ 128,238	$ 134,889
Less: unamortized debt issuance costs	(10,570)	(8,395)
Net carrying amount	$ 117,668	$ 126,494

The credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict the Company's ability to dispose of assets, make material changes to the nature, control or location of the business, merge with or acquire other entities, incur indebtedness or encumbrances, make distributions to holders of the Company's capital stock, make certain investments or enter into transactions with affiliates. In addition, the Company is required to comply with a minimum annualized recurring revenue covenant (as defined by the credit facility), tested quarterly. The credit facility defines annualized recurring revenue as four times the Company's aggregate revenue for the immediately preceding quarter (net of recurring discounts and discounts for periods greater than one year) less the annual contract value of any customer contracts pursuant to which the Company was advised during such quarter would not be renewed at the end of the current term plus the annual contract value of existing customer contract increases during such quarter. The Company is also required to comply with a minimum trailing 12-month consolidated EBITDA covenant (as defined by the credit facility), which is tested quarterly, and adhere to a monthly minimum liquidity covenant (as defined by the credit facility) that requires unrestricted cash on a consolidated basis of $25.0 million deposited in pledged accounts located in the United States. Noncompliance with these covenants, or the occurrence of certain other events specified in the credit facility, could result in an event of default under the loan agreement. If an event of default has occurred and the Company is unable to obtain a waiver, any outstanding principal, interest and fees could become immediately due and payable. The Company was in compliance with the covenant terms of the credit facility on January 31, 2025 and January 31, 2026.

The Company incurred interest expense of $19.3 million, $19.8 million and $20.5 million for the years ended January 31, 2024, 2025 and 2026, respectively.

12. Commitments and Contingencies

Litigation

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

12. Commitments and Contingencies (Continued)

The Company is involved in legal proceedings from time to time arising in the normal course of business. Management believes that the outcome of these proceedings will not have a material impact on the Company's financial condition, results of operations, or liquidity.

Warranties and Indemnification

The Company's subscription services are generally warranted to perform materially in accordance with the terms of the applicable customer service order under normal use and circumstances. Additionally, the Company's arrangements generally include provisions for indemnifying customers against liabilities if its subscription services infringe a third party's intellectual property rights. Furthermore, the Company may also incur liabilities if it breaches the security or confidentiality obligations in its arrangements. To date, the Company has not incurred significant costs and has not accrued a liability in the accompanying consolidated financial statements as a result of these obligations.

The Company has entered into service-level agreements with some of its customers defining levels of uptime reliability and performance and permitting those customers to receive credits for prepaid amounts related to unused subscription services if the Company fails to meet certain of the defined service levels. In very limited instances, the Company allows customers to early terminate their agreements if the Company repeatedly or significantly fails to meet those levels. If the Company repeatedly or significantly fails to meet contracted upon service levels, a contract may require a refund of prepaid unused subscription fees. To date, the Company has not experienced any significant failures to meet defined levels of uptime reliability and performance as set forth in its agreements and, as a result, the Company has not accrued any liabilities related to these agreements in the consolidated financial statements.

Other Purchase Commitments

The Company has also entered into certain non-cancelable contractual commitments related to cloud infrastructure services in the ordinary course of business. As of January 31, 2026, the Company had non-cancelable commitments related to these services of $50.3 million for periods through 2031.

Subsequent to year end, on March 23, 2026, the Company signed an amendment to an existing contractual commitment related to cloud infrastructure services in the amount of $182.0 million for periods through 2031.

13. Stockholders' Deficit

Preferred Stock

The Company's Board of Directors has the authority, without further action by the Company's stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, and privileges thereof, including voting rights. As of January 31, 2025 and January 31, 2026, no shares of preferred stock were issued and outstanding.

Common Stock

The Company has two classes of common stock, Class A and Class B. Each share of Class A common stock is entitled to 40 votes per share and is convertible at any time into one share of Class B common stock. Each share of Class A common stock will convert automatically into one share of Class B common stock upon any transfer, whether or not for value. Each share of Class B common stock is entitled to one vote per share. Holders of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or the Company's certificate of incorporation. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of Class A common stock and Class B common stock are entitled to receive dividends, if any, as may be declared by the Company's board of directors.

At January 31, 2025 and 2026, there were 3,263,659 shares of Class A common stock authorized, issued and outstanding.

13. Stockholders' Deficit (Continued)

At January 31, 2025 and 2026, there were 500,000,000 shares of Class B common stock authorized. At January 31, 2025 and 2026 there were 36,190,448 and 39,186,549 shares of Class B common stock issued and outstanding, respectively.

On September 6, 2024, the Company entered into a Controlled Equity Offering[SM] Sales Agreement (Sales Agreement) with Cantor Fitzgerald & Co. (Cantor). Pursuant to the Sales Agreement, the Company may sell, from time to time up to an aggregate of $150.0 million of our Class B common stock through an "at-the-market" offering defined in Rule 415 under the Securities Act. The Company will pay Cantor a commission equal to 3.0% of the gross proceeds from the sale of shares of its Class B common stock under the Sales Agreement. The $150.0 million of Class B common stock that may be offered, issued and sold under the Sales Agreement is included in the $300.0 million of securities that may be offered, issued and sold by the Company under its registration statement on Form S-3 that was effective on September 20, 2024. No shares have been sold pursuant to the Sales Agreement to date.

Class B Common Stock Warrants

In connection with a line of credit signed in July 2016, the Company issued warrants to purchase shares of Class B common stock. As of January 31, 2026, there were 3,333 shares of Class B common stock subject to issuance under outstanding warrants, which are exercisable at $34.35 per share. These warrants expire in 2026.

In connection with the credit facility, the Company issued warrants to purchase shares of Class B common stock. As of January 31, 2026, there were 1,211,954 shares of Class B common stock subject to issuance under outstanding warrants, which are exercisable at $0.01 per share. These warrants have expiration dates in 2028.

14. Equity Incentive Plans

In April 2011, the Company established the 2011 Equity Incentive Plan (2011 Plan), which was amended in September 2011 to provide for the issuance of stock options and other stock-based awards. In June 2018, the Company adopted the 2018 Equity Incentive Plan (2018 Plan). The 2018 Plan provides for the grant of incentive and nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance units, and performance shares to employees, consultants, and members of the Company's board of directors.

The number of shares available for issuance under the 2018 Plan includes an annual increase on the first day of each fiscal year equal to the least of: (1) 3,500,000 shares; (2) 5% of the outstanding shares of Class A and Class B common stock as of the last day of the immediately preceding fiscal year; and (3) such other amount as the Company's board of directors may determine no later than the last day of the immediately preceding year. During the year ended January 31, 2026, the number of shares available for grant under the 2018 Plan was increased by 1,972,705 shares. As of January 31, 2026, there were 1,338,314 shares available for grant under the 2018 Plan.

In connection with the IPO, the 2011 Plan was terminated. With the establishment of the 2018 Plan, the Company no longer grants equity-based awards under the 2011 Plan and any shares that expire, terminate, are forfeited or repurchased by the Company, or are withheld by the Company to cover tax withholding obligations, under the 2011 Plan, will become available for future grant under the 2018 Plan.

14. Equity Incentive Plans (Continued)

The Company recognized stock-based compensation expense related to its equity incentive plans as follows (in thousands):

| | Year Ended January 31, | | |
	2024	2025	2026
Cost of revenue:			
Subscription	$ 2,810	$ 3,190	$ 3,305
Professional services and other	1,735	1,223	1,190
Sales and marketing	25,015	19,995	14,250
Research and development	19,520	18,245	16,822
General and administrative	14,565	15,892	20,270
Other expense, net	703	821	218
Total	$ 64,348	$ 59,366	$ 56,055

Stock Options

Stock options typically vest over a four-year period and have a term of ten years from the date of grant. There were no stock options granted during the years ended January 31, 2024, 2025, and 2026.

The following table sets forth the outstanding common stock options and related activity for the years ended January 31, 2024, 2025 and 2026:

	Shares Subject to Outstanding Options	Weighted- Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 31, 2023	876,284	$ 26.40	1.9	$ 59
Exercised	(7,638)	8.40		
Expired	(75,332)	26.95		
Outstanding as of January 31, 2024	793,314	26.52	1.0	$ —
Exercised	—	—		
Expired	(722,461)	25.59		
Outstanding as of January 31, 2025	70,853	36.06	1.7	$ —
Exercised	—	—		
Expired	(35,568)	44.37		
Outstanding as of January 31, 2026	35,285	$ 27.68	0.7	$ —

The aggregate intrinsic value of options exercised was $0.0 million for the years ended January 31, 2024, 2025 and 2026. No options were exercised during the years ended January 31, 2025 and 2026. The intrinsic value represents the excess of the market closing price of the Company's common stock on the date of exercise over the exercise price of each option. The intrinsic value of options is based on the market closing price of the Company's Class B common stock on that date.

As of January 31, 2026, all outstanding stock options were vested and exercisable and stock-based compensation expense related to all outstanding stock options has been recognized.

Restricted Stock Units

Restricted stock units (RSUs) granted under the Plan primarily vest and settle upon the satisfaction of a service-based condition. The service-based condition for these awards is generally satisfied over three or four years with a cliff vesting period of one or two years and quarterly vesting thereafter. RSUs include performance-based restricted stock units (PSUs),

14. Equity Incentive Plans (Continued)

which are subject to a market condition and settle upon the satisfaction of a service-based condition. Disclosures related to RSU activity include the impact of PSUs.

During the year ended January 31, 2026, the Company granted its chief executive officer 450,000 PSUs that contain both a market and service-based condition. The PSUs are separated into four tranches, which are all eligible to vest on the one-year anniversary of the grant date and upon the Company's Class B common stock achieving various stock price hurdles based on a 30-trading day average closing price. The grant date fair values, and in part, the requisite service periods, were determined by a Monte Carlo simulation model. Stock-based compensation related to these PSUs will be recognized over the requisite service period and expire on the four-year anniversary of the grant date. In the event that the stock price hurdle is not met for any given tranche within four years of the grant date, those respective awards are forfeited entirely.

The details of this award are summarized as follows:

	Minimum Time Vest	Number of Shares	Stock Price Hurdle	Grant Date Fair Value	Requisite Service (in years)
Tranche 1	One-year anniversary of grant date	150,000	$ 20.00	$ 13.13	1.00
Tranche 2	One-year anniversary of grant date	150,000	25.00	12.31	1.00
Tranche 3	One-year anniversary of grant date	75,000	35.00	10.90	1.47
Tranche 4	One-year anniversary of grant date	75,000	45.00	9.73	1.97

The following table sets forth the outstanding RSUs and related activity for the years ended January 31, 2024, 2025 and 2026:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding as of January 31, 2023	3,894,094	$ 48.27
Granted	3,523,844	14.38
Vested	(1,742,989)	46.69
Canceled	(948,659)	38.85
Outstanding as of January 31, 2024	4,726,290	25.61
Granted	3,367,104	7.96
Vested	(2,378,046)	27.46
Canceled	(645,187)	26.56
Outstanding as of January 31, 2025	5,070,161	13.91
Granted	4,343,176	11.35
Vested	(3,041,911)	15.56
Canceled	(328,997)	14.07
Outstanding as of January 31, 2026	6,042,429	$ 11.22

As of January 31, 2026, there was $55.5 million of unrecognized stock-based compensation expense related to outstanding RSUs which is expected to be recognized over a weighted-average period of 2.6 years.

In January 2026, the Company modified and accelerated the vesting of certain employee RSUs, resulting in $1.0 million of incremental stock-based compensation during the year ended January 31, 2026. Additionally, the Company accelerated the recognition of stock-based compensation expense for certain employee RSUs, resulting in $1.9 million of stock-based compensation recognized during the year ended January 31, 2026.

Subsequent to year end, on March 2, 2026, the Company's board of directors approved paying out certain fiscal 2026 commissions in the form of fully-vested restricted stock units (RSUs) instead of cash. These RSUs were granted on March

14. Equity Incentive Plans (Continued)

11, 2026 and April 2, 2026, resulting in the issuance of approximately 0.9 million shares of the Company's Class B common stock.

Employee Stock Purchase Plan

In June 2018, the Company's board of directors adopted the ESPP. The number of shares of Class B common stock available for issuance under the ESPP increases on the first day of each fiscal year equal to the least of: (1) 1,050,000 shares of Class B common stock, (2) 1.5% of the outstanding shares of Class A and Class B common stock of the Company on the last day of the immediately preceding fiscal year, and (3) such other amount as the administrator of the ESPP may determine on or before the last day of the immediately preceding year. During the year ended January 31, 2026, the number of shares available under the ESPP was increased by 591,811 shares. As of January 31, 2026, there were 844,128 shares available under the ESPP.

The ESPP generally provides for consecutive overlapping 12-month offering periods comprising two six-month purchase periods. The offering periods are scheduled to start on the first trading day on or after April 1 and October 1 of each year. The ESPP is intended to qualify as a tax-qualified plan under Section 423 of the Internal Revenue Code and permits participants to elect to purchase shares of Class B common stock through payroll deductions of up to 25% of their eligible compensation. Under the ESPP, a participant may purchase a maximum of 300 shares during each purchase period.

Amounts deducted and accumulated by the participant will be used to purchase shares of Class B common stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of Class B common stock on the first trading day of each offering period or the fair market value of Class B common stock on the applicable exercise date. If the fair market value of a share of Class B common stock on the exercise date of an offering period is less than it was on the first trading day of that offering period, participants automatically will be withdrawn from that offering period following their purchase of shares on the exercise date and will be re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of Class B common stock. Participation ends automatically upon termination of employment.

As of January 31, 2026, a total of approximately 175,203 shares were issuable to employees based on estimated shares available and contribution elections made under the ESPP. Estimated shares available were estimated assuming that the plan will be increased by an amount approximating 1.5% of shares outstanding as of January 31, 2023. As of January 31, 2026, total unrecognized stock-based compensation related to the ESPP was $0.7 million, which is expected to be recognized over a weighted-average period of 0.7 years.

The fair value of the purchase rights for the ESPP are estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended January 31,		
	2024	2025	2026
Expected stock price volatility	74% - 93%	45% - 65%	51% - 80%
Expected term	0.5 - 1.0 year	0.5 - 1.0 year	0.5 - 1.0 year
Risk-free interest rate	4.60% - 5.58%	3.96% - 5.36%	3.62% - 4.23%
Expected dividend yield	–	–	–

15. Income Taxes

Loss before income tax provision consisted of the following (in thousands):

| | Year Ended January 31, | | |
	2024	2025	2026
United States	$ (76,870)	$ (82,941)	$ (62,018)
Foreign	2,558	2,216	4,435
Total	$ (74,312)	$ (80,725)	$ (57,583)

The components of the income tax provision were as follows (in thousands):

| | Year Ended January 31, | | |
	2024	2025	2026
Current income provision:			
State	$ 81	$ 92	$ 118
Foreign	884	868	948
	965	960	1,066
Deferred income tax provision:			
Foreign	292	250	693
Provision for income taxes	$ 1,257	$ 1,210	$ 1,759

The Company adopted ASU 2023-09 prospectively, and the below table is in accordance with the new guidance.

Total income tax expense during the year ended January 31, 2026 differed from the amounts computed by applying the U.S. federal income tax rate to income before income tax expense as a result of the following (in thousands):

| | Year Ended January 31, | |
	2026	
Tax benefit at U.S. federal statutory rate	$ (12,092)	21 %
State income taxes, net of federal tax benefit[1]	(384)	1
Foreign taxes:		
Japan	778	(1)
Other jurisdictions	441	(1)
Non-deductible expenses	280	—
Stock-based compensation	4,589	(8)
Officer compensation	1,593	(3)
Research and development credits	(1,643)	3
Changes in unrecognized tax benefits	411	(1)
Change in valuation allowance	7,875	(14)
Other	(88)	—
Provision for income taxes	$ 1,759	(3)%

(1) State taxes in Utah and California made up the majority of the tax effect in this category.

15. Income Taxes (Continued)

Total income tax expense during the years ended January 31, 2024 and 2025 differed from the amounts computed by applying the U.S. federal income tax rate to income before income tax expense as a result of the following (in thousands):

	Year Ended January 31,	
	2024	2025
Tax benefit at U.S. federal statutory rate[1]	$ (15,606)	$ (16,952)
State income taxes, net of federal tax benefit	(1,587)	(3,188)
Non-deductible expenses	1,077	2,451
Foreign tax differential	183	340
Stock-based compensation	14,272	11,370
Research and development credits	(2,777)	(1,386)
Change in valuation allowance	6,411	5,757
Foreign withholding taxes	245	220
Other	(961)	2,598
Provision for income taxes	$ 1,257	$ 1,210

(1)   The statutory tax rate used in this analysis was 21% for the years ended January 31, 2024, 2025 and 2026.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows (in thousands):

	As of January 31,	
	2025	2026
Deferred tax assets:		
Net operating loss carryforwards	$ 316,434	$ 340,811
Research and development credit carryforwards	26,398	27,984
174 Expense	22,899	2,112
163(j) interest limitation	20,044	24,097
Stock based compensation	5,077	4,861
Lease liability	3,663	2,028
Deferred revenue	712	1,470
Accruals and other reserves	618	444
Other	717	838
Gross deferred tax assets	396,562	404,645
Valuation allowance	(381,262)	(389,261)
Total deferred tax assets, net of valuation allowance	15,300	15,384
Deferred tax liabilities:		
Contract acquisition costs	(8,452)	(10,509)
Capitalized software	(4,843)	(5,110)
Right-of-use assets	(2,845)	(1,500)
Basis difference in intangible assets	(268)	(178)
Total deferred tax liabilities	(16,408)	(17,297)
Net deferred tax liabilities	$ (1,108)	$ (1,913)

15. Income Taxes (Continued)

In assessing whether deferred tax assets should be recognized, the Company considered whether it is more-likely-than-not that some portion or all of the deferred tax assets would be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. While limited losses may be utilized due to capitalization of research and development expense, the Company determined it was more-likely-than-not that its domestic deferred tax assets would not be realized as of January 31, 2025 and 2026 and, accordingly, recorded a full valuation allowance. Net deferred tax liabilities are included in other liabilities, noncurrent on the consolidated balance sheets.

As of January 31, 2026, the Company had federal and state NOLs available to offset future taxable income, if any, of $1,289.3 million and $1,414.7 million, respectively. The federal NOLs will begin to expire in 2032. The state NOLs will expire depending upon the various rules in the states in which the Company operates. Full realization of the NOLs is dependent on generating sufficient taxable income prior to their expiration. The ability to realize the NOLs and other deferred tax assets could also be limited by previous or future changes in ownership in accordance with rules in Internal Revenue Code Sections 382 and 383.

As of January 31, 2026, the Company also had unused federal and state research and development tax credits of $29.0 million and $10.7 million, respectively. A small portion of the federal and state credits will expire depending upon the various rules in the states in which the Company operates.

During the fiscal years ended years ended January 31, 2024, 2025 and 2026, the aggregate changes in the total gross amount of unrecognized tax benefits were as follows (in thousands):

	Year Ended January 31,					
		2024		2025		2026
Beginning balance	$	7,868	$	8,839	$	9,330
Increase in unrecognized tax benefits taken in prior years		640		—		38
Increase in unrecognized tax benefits related to current year		331		491		522
	$	8,839	$	9,330	$	9,890

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is zero due to the valuation allowance. Any tax legislation impacting the taxability of the Company may change the unrecognized tax benefits over the next twelve months.

The Company files U.S. federal, U.S. state, and foreign tax returns and is subject to examination by various taxing authorities for all open tax years. The Company is not currently under audit by the Internal Revenue Service or any other tax authority.

The Company paid income taxes of $0.6 million and $1.2 million, net during the years ended January 31, 2024 and 2025.

The following table presents the Company's income taxes paid (received), net by jurisdiction for the year ended January 31, 2026 (in thousands):

15. Income Taxes (Continued)

	Year Ended January 31,
	2026
Foreign	
United Kingdom	$ (619)
Japan	350
Australia	152
India	68
Other	8
State	9
	$ (32)

16. Net Loss Per Share

The Company computes net loss per share using the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, other than voting rights. Accordingly, the Class A common stock and Class B common stock share equally in the Company's net losses.

The following table sets forth the calculation of basic and diluted net loss per share during the periods presented (in thousands, except per share amounts):

	Year Ended January 31,					
	2024		**2025**		**2026**	
	Class A	**Class B**	**Class A**	**Class B**	**Class A**	**Class B**
Numerator:						
Net loss	$ (6,842)	$ (68,727)	$ (6,946)	$ (74,989)	$ (4,726)	$ (54,616)
Denominator:						
Weighted-average number of shares used in computing net loss per share, basic and diluted	3,264	32,786	3,264	35,237	3,264	37,720
Net loss per share, basic and diluted	$ (2.10)	$ (2.10)	$ (2.13)	$ (2.13)	$ (1.45)	$ (1.45)

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding would have been anti-dilutive. The weighted-average impact of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive was as follows (in thousands):

	Year Ended January 31,		
	2024	**2025**	**2026**
Options to purchase common stock	2	—	—
Restricted stock units	470	402	1,734
Employee stock purchase program	—	—	51
Common stock warrants	—	644	1,211
	472	1,046	2,996

16. Net Loss Per Share (Continued)

17. Employee Benefit Plan

The Company has a defined contribution retirement savings plan qualified under Section 401(k) of the Internal Revenue Code (IRC), which is a pretax savings plan covering substantially all employees. Employees are eligible to participate beginning on the first day of the month following their first 30 days of employment. A portion of individual employee contributions are matched up to a certain percentage of the their pretax salary. The Company recorded expenses for contributions to its retirement savings plan of $4.3 million, $4.0 million and $3.8 million during the years ended January 31, 2024, 2025 and 2026, respectively.

18. Subsequent Events

On February 19, 2026, the Company's Board of Directors announced that it had initiated a formal process to explore strategic alternatives to maximize shareholder value. As part of this process, the Board is evaluating potential strategic alternatives that may include, but are not limited to, a strategic investment, sale, strategic business combination, or other transaction. The Board has engaged Jefferies LLC as its financial advisor and Goodwin Procter LLP as its legal advisor in connection with this process. There can be no assurance that this process will result in any specific outcome or transaction, or that any transaction, if pursued, will be completed on favorable terms, or at all. The Board has not set a timetable for completion of the evaluation process. As of the date these financial statements were issued, no transaction has been entered into and the financial impact of any potential transaction, if any, cannot be estimated at this time.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f) and 15d-15(f) under the Exchange Act. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of January 31, 2026.

The effectiveness of our internal controls over financial reporting as of January 31, 2026 has been audited by Ernst and Young LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Disclosure Controls and Procedures

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Securities Trading Plans of Directors and Officers

During our last fiscal quarter, no director or officer, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Item 408 of Regulation S-K.

Appointment of Principal Executive Officer

As previously disclosed in the Company's Current Report on Form 8-K filed with the SEC on December 5, 2025, in December 2025, the Company appointed Daren Thayne, the Company's Chief Technology Officer and Executive Vice President of Product as the Company's Interim Principal Executive Officer. Mr. Thayne remains the Company's Chief Technology Officer and Executive Vice President of Product and the Company has reappointed Joshua G. James, the Company's Chief Executive Officer and member of the Board of Directors as the Company's Principal Executive Officer (within the meaning of the rules and regulations of the Securities Exchange Act of 1934, as amended), effective April 15, 2026. For Mr. James' biographical information, see the disclosure included under the heading "Executive Officers" in the Company's definitive proxy statement for the 2025 annual meeting of stockholders filed with the SEC on May 13, 2025 (the "2025 Proxy").

Mr. James is continuing under the terms of his existing compensation arrangements with the Company. There are no family relationships between Mr. James and any director or executive officer of the Company that require disclosure under Item 401(d) of Regulation S-K. The information required by Item 404(a) of Regulation S-K with respect to Mr. James is incorporated herein by reference to the information set forth under the heading "Related Party Transactions" in the Company's 2025 Proxy. Furthermore, there are no arrangements or understandings between Mr. James and any other persons pursuant to which Mr. James was selected as the Principal Executive Officer of the Company.

Change in Control and Severance Agreement

On April 15, 2026, the Company and Tod Crane, the Company's Chief Financial Officer, entered into the Company's standard Change in Control and Severance Agreement, in substantially the form previously approved by the Board and filed as Exhibit 10.11 hereto, which is incorporated herein by reference. Pursuant to this agreement, Mr. Crane is entitled to receive certain change in control and severance benefits, including:

- If the Company terminates Mr. Crane's employment other than for "cause," death or disability, or Mr. Crane resigns for "good reason", then, subject to delivery and execution of a customary release and separation agreement in favor of the Company, Mr. Crane will be eligible to receive:

  ◦ a lump-sum payment equal to 12 months of Mr. Crane's annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction);

  ◦ a lump-sum payment equal to 100% of Mr. Crane's target annual bonus as in effect for the fiscal year in which such termination occurs; and

  ◦ payment of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") for him and his eligible dependents, if any, for up to 12 months, or taxable monthly payments for the equivalent period if payment of the COBRA premiums would violate or be subject to an excise tax under applicable law.

- Additionally, if such termination or resignation occurs during the period beginning 60 days before a change in control and ending 12 months following a change in control, then, subject to the same conditions set forth above, Mr. Crane will also be eligible to receive:

  ◦ 100% accelerated vesting and exercisability of all outstanding equity awards and, in the case of an equity award with performance-based vesting, all performance goals and other vesting criteria generally will be deemed achieved at 100% of target levels.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2026 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended January 31, 2026.

Our board of directors has adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that applies to all officers, directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The Code of Conduct is available on our website at www.domo.com/ir under "Governance". The nominating and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for all of our executive officers and directors. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments and waivers of our Code of Conduct that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting that information on our website address specified above.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2026 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended January 31, 2026.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2026 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended January 31, 2026.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2026 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended January 31, 2026.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2026 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended January 31, 2026.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as a part of this Annual Report on Form 10-K:

(a) Financial Statements

The information concerning our financial statements, including the Report of Independent Registered Public Accounting Firm required by this item is incorporated by reference herein to the section of this Annual Report on Form 10-K in Item 8, entitled "Consolidated Financial Statements and Supplementary Data."

(b) Financial Statement Schedules

All schedules have been omitted because the required information is not present or not present in amounts sufficient to require submission of the schedules, or because the information required is included in Item 8, entitled "Consolidated Financial Statements and Supplementary Data."

(c) Exhibits

See the Exhibit Index immediately following the signature page of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMO, INC.

Date: April 15, 2026

By: /s/ Joshua G. James
Joshua G. James
Chief Executive Officer and Director
(Principal Executive Officer)

Date: April 15, 2026

By: /s/ Tod Crane
Tod Crane
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joshua G. James and Tod Crane, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorney-in-fact and agents or any of them or their and his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joshua G. James Joshua G. James	Chief Executive Officer and Director (*Principal Executive Officer*)	April 15, 2026
/s/ Tod Crane Tod Crane	Chief Financial Officer (*Principal Accounting and Financial Officer*)	April 15, 2026
/s/ Dan Strong Dan Strong	Director	April 15, 2026
/s/ Carine S. Clark Carine S. Clark	Director	April 15, 2026
/s/ Renée Soto Renée Soto	Director	April 15, 2026
/s/ Daniel Daniel Daniel Daniel	Director	April 15, 2026
/s/ Jeff Kearl Jeff Kearl	Director	April 15, 2026
/s/ John Pestana John Pestana	Director	April 15, 2026
/s/ Ryan Wright Ryan Wright	Director	April 15, 2026
/s/ David Jolley David Jolley	Director	April 15, 2026

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Date	
3.1	Amended and Restated Certificate of Incorporation	8-K	001-38553	3.1	July 3, 2023	
3.2	Amended and Restated Bylaws	8-K	001-38553	3.1	May 8, 2023	
4.1	Specimen Common Stock Certificate of the registrant	S-1/A	333-225348	4.1	June 18, 2018	
4.2	Warrant to purchase 50,000 shares of Class B common stock, issued to Silicon Valley Bank on July 18, 2016	S-1	333-225348	4.4	June 1, 2018	
4.3	Form of Warrant to Purchase Stock, dated as of February 17, 2024	10-Q	001-38553	4.1	June 7, 2024	
4.4	Form of Warrant to Purchase Stock, dated as of August 19, 2024	10-Q	001-38553	4.1	September 6, 2024	
4.5	Description of the registrant's Class B common stock					X
10.1+	Form of Director and Executive Officer Indemnification Agreement	S-1/A	333-225348	10.1	June 18, 2018	
10.2+	2011 Equity Incentive Plan, as amended	S-1	333-225348	10.2	June 1, 2018	
10.3+	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2011 Equity Incentive Plan and Form of RSU Agreement under the 2011 Equity Incentive Plan	S-1	333-225348	10.3	June 1, 2018	
10.4+	2018 Equity Incentive Plan and forms of agreements thereunder	S-1/A	333-225348	10.4	June 18, 2018	
10.5+	2018 Employee Stock Purchase Plan, as amended, and forms of agreements thereunder	S-8	333-286372	4.5	April 3, 2026	
10.6+	Executive Incentive Compensation Plan	S-1/A	333-225348	10.6	June 18, 2018	
10.7	Omnibus Amendment and Restatement, dated as of August 8, 2023, among Domo, Inc., a Delaware corporation, Domo, Inc., a Utah corporation, the lenders party thereto from time to time, Obsidian Agency Services Inc., as collateral agent, and Wilmington Trust, National Association, as administrative agent for the Lenders	10-Q	001-38553	10.1	September 5, 2023	
10.8	First Amendment to Amended and Restated Loan and Security Agreement and Lender Joinder, dated as of February 17, 2024, by and among Domo, Inc. a Delaware corporation, Domo, Inc., a Utah corporation, the lenders from time to time party thereto, Obsidian Agency Services, Inc., as collateral agent, and Wilmington Trust, National Association, as administrative agent for the Lenders	10-Q	001-38553	10.1	June 7, 2024	
10.9	Second Amendment to Amended and Restated Loan and Security Agreement and Lender Joinder, dated as of August 19, 2024, by and among Domo, Inc., a Delaware corporation, Domo, Inc. a Utah corporation, the lenders from time to time party thereto, Obsidian Agency Services, Inc., as collateral agent, and Wilmington Trust, National Association, as administrative agent for the Lenders	10-K	001-38553	10.9	April 4, 2025	
10.10	Controlled Equity Offering[SM] Sales Agreement, dated September 6, 2024, by and between Domo, Inc. and Cantor Fitzgerald & Co.	S-3	333-281962	1.2	September 6, 2024	

10.11+	Form of Change in Control and Severance	S-1	333-225348	10.9	June 18, 2018	
10.12	Amended and Restated Outside Director Compensation Policy	10-K	001-38553	10.9	April 4, 2025	
10.14+	Letter Agreement, dated as of March 1, 2022, by and among the Company, Joshua James, Cocolalla, LLC and Cinnamon Birch, LLC	8-K	001-38553	10.1	March 1, 2022	
10.15+	Registration Rights Agreement, dated as of March 1, 2022, by and between the Company and Joshua James	8-K	001-38553	10.3	March 1, 2022	
10.16+	Separation and Settlement Agreement and Mutual Release, dated as of January 11, 2026, between the Company and Mark Maughan	8-K	001-38553	10.1	January 13, 2026	
19.1	Insider Trading Policy	10-Q	001-38553	19.1	June 6, 2025	
21.1	Subsidiaries of the registrant	S-1	333-225348	21.1	June 1, 2018	
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (contained on signature page)					X
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Compensation Recovery Policy	10-K	001-38553	97.1	March 28, 2024	
101.INS	Inline XBRL Instance Document					
101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					

+   Indicates a management contract or compensatory plan.

*   The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Domo, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.



ANNUAL
REPORT

2026